 As filed with the Securities and Exchange Commission on October 22, 1999

                                                      Registration No. 333-86821

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                              AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        Under The Securities Act of 1933

                              -------------------
                           RUDOLPH TECHNOLOGIES, INC.
             (Exact name of Registrant as specified in its charter)

                              -------------------
          Delaware                    3823                  22-1628009
      (State or other
      jurisdiction of
      incorporation or
       organization)
            (Primary Standard Industrial Classification Code Number)
                                                         (I.R.S. Employer
                                                      Identification Number)

                              -------------------

                           Rudolph Technologies, Inc.
                                One Rudolph Road
                               Flanders, NJ 07836
                                 (973) 691-1300
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              -------------------

                               PAUL F. MCLAUGHLIN
                     President and Chief Executive Officer
                           Rudolph Technologies, Inc.
                                One Rudolph Road
                               Flanders, NJ 07836
                                 (973) 691-1300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              -------------------

                                    Copies to:

          HENRY P. MASSEY, JR.                       PETER B. TARR
           TREVOR J. CHAPLICK                    JOHN M. WESTCOTT, JR.
    Wilson Sonsini Goodrich & Rosati               Hale and Dorr LLP
        Professional Corporation                    60 State Street
           650 Page Mill Road                       Boston, MA 02109
          Palo Alto, CA 94304                        (617) 526-6000
             (650) 493-9300
                              -------------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                              -------------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 22, 1999

                  [LOGO OF RUDOLPH TECHNOLOGIES APPEARS HERE]

                                4,800,000 Shares

                                  Common Stock

  This is our initial public offering and no public market currently exists for our shares. We have applied to have our common stock quoted on The Nasdaq National Market under the symbol "RTEC." We anticipate that the initial public offering price will be between $12 and $14 per share.

                                --------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 6.

                                --------------

                                                                  Per
                                                                 Share   Total
                                                                 -----   -----
Public offering price........................................... $      $
Underwriting discounts and commissions.......................... $      $
Proceeds to Rudolph Technologies, Inc. ......................... $      $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  We have granted the underwriters a 30-day option to purchase up to an additional 720,000 shares of common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to
purchasers on      , 1999.

                                --------------

Robertson Stephens
                            Bear, Stearns & Co Inc.
                                                              CIBC World Markets

                   The date of this prospectus is     , 1999.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

    Until      , 1999, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscription.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   1
Risk Factors.............................................................   6
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  21
Selected Financial Data..................................................  22
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................  24
Business.................................................................  37
Management...............................................................  52
Certain Relationships and Related Transactions...........................  59
Principal Stockholders...................................................  63
Description of Capital Stock.............................................  66
Shares Eligible for Future Sale..........................................  68
Underwriting.............................................................  69
Legal Matters............................................................  71
Experts..................................................................  71
Where You Can Find More Information......................................  71
Index to Financial Statements............................................ F-1

                             ---------------------

    Rudolph Technologies, Inc. and the names of our systems are trademarks or tradenames of Rudolph Technologies, Inc. This prospectus also contains trademarks and tradenames of other companies.

                               PROSPECTUS SUMMARY

    The following summary highlights information which we present more fully elsewhere in this prospectus. You should read the entire prospectus carefully. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors described under the heading "Risk Factors" and elsewhere in this prospectus.

                                  Our Business

    Rudolph Technologies, Inc. is a worldwide leader in the design, development, manufacture and support of high-performance process control metrology systems used in semiconductor device manufacturing. Metrology systems measure the thickness and other properties of thin films applied during various steps in the manufacture of integrated circuits. We provide our customers with a full-fab metrology solution by offering families of proprietary systems for both transparent and opaque thin film measurement in various applications across the semiconductor fabrication process.

    Process control metrology is used by semiconductor device manufacturers to analyze product and process quality at critical steps in the integrated circuit manufacturing process in order to identify, diagnose and minimize fabrication defects. The semiconductor device manufacturing industry is experiencing several trends that are increasing the demand for process control metrology systems and heightening the need for metrology technology that can deliver a higher degree of accuracy and repeatability. These industry trends include:

  . transition to copper as the material of choice for creating the circuitry, or interconnect, to link the components of an integrated circuit;

  . development of thinner line widths and spaces, or feature sizes, on integrated circuits;

  .   migration to larger 300 millimeter diameter wafers; and

  . introduction of new manufacturing process steps, including chemical mechanical planarization.

    We intend to pursue the following strategies in order to be the premier worldwide provider of thin film metrology systems to semiconductor device manufacturers:

  . extend our technology leadership position by continuing our commitment to research and development;

  . capitalize on our technical heritage in thin film measurement to expand our relationships with existing customers;

  .   continue to develop complementary metrology applications; and

  . focus our resources on understanding the needs of leading semiconductor device manufacturers in order to position ourselves as the system of choice when manufacturers upgrade their fabrication techniques in response to advances in semiconductor technology.

    Since 1940, our technological leadership has earned us a reputation for metrology excellence. We maintain sales, service or applications offices throughout the world, including in California, New Jersey, Texas, Germany, Holland, Ireland, Israel, Korea and Taiwan. Our customers and end users include most major semiconductor device manufacturers worldwide, including Intel, AMD, Fujitsu, IBM, Philips, Texas Instruments, TSMC and Toshiba. For the past four years, we have received the top ranking among our thin film metrology competitors in the annual VLSI Customer Satisfaction Survey.

                               The Reorganization

    The information in this prospectus has been adjusted to reflect several actions we plan to take immediately before and immediately after this offering in order to reorganize our corporate structure. Specifically, except where stated otherwise, all information in this prospectus:

  . reflects our authorization of 50,000,000 shares of a new, single class of common stock and 5,000,000 shares of undesignated preferred stock;

  . reflects a 35.66-for-one split of both classes of our outstanding common stock;

  . reflects the exchange of each outstanding share of both classes of our common stock for one share of the new single class of common stock;

  . reflects our use of approximately $7.0 million of the proceeds of this offering to redeem all outstanding shares of each series of our existing preferred stock;

  . reflects the issuance of 2,039,460 shares of common stock upon the exercise of warrants assuming an initial public offering price of $13.00;

  .   reflects the merger of two of our subsidiaries into us; and

  . assumes no exercise of the underwriters' option to purchase additional shares.

    Our audited financial statements included elsewhere in this prospectus are called Consolidated Financial Statements because they were prepared prior to the merger of our two subsidiaries into us.

                                  The Offering

    The calculation of the shares of common stock outstanding in the table below is based on the number of shares outstanding as of September 30, 1999. The number of shares of common stock to be outstanding after the offering excludes:

  . 693,951 shares of common stock underlying outstanding options granted under our 1996 stock option plan;

  . 2,000,000 shares of common stock that have been reserved for issuance under our 1999 stock plan; and

  . 300,000 shares of common stock that have been reserved for purchase by employees under our employee stock purchase plan.

Common stock offered by Rudolph Technologies.... 4,800,000 shares

Common stock to be outstanding after the         13,942,825 shares
  offering......................................

Use of proceeds................................. Repayment of approximately $38.4 million of long term debt and accrued
                                                 interest, including loans made to
                                                 finance the acquisition of our
                                                 predecessor company, redemption of
                                                 preferred stock, potential
                                                 acquisitions of technology or
                                                 businesses, working capital and
                                                 general corporate purposes

Proposed Nasdaq National Market symbol.......... RTEC

                             Summary Financial Data
                (in thousands, except share and per share data)

   The following summary financial data should be read in conjunction with our Consolidated Financial Statements and the related Notes thereto appearing elsewhere in this prospectus, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                              Nine Months
                            Year Ended December 31,       Ended September 30,
                          ------------------------------  --------------------
                          Combined
                            1996      1997       1998       1998       1999
                          --------  ---------  ---------  ---------  ---------
Statement of Operations
 Data:
Revenues................  $ 31,874    $35,339   $ 20,106    $14,725    $25,220
Cost of revenues........    14,076     13,903     13,179      8,667     12,115
                          --------  ---------  ---------  ---------  ---------
Gross profit............    17,798     21,436      6,927      6,058     13,105
Operating expenses:
  Research and
   development..........     4,162      5,750      5,096      3,842      3,596
  In-process research
   and development......     3,821         --         --         --         --
  Selling, general and
   administrative.......     8,484      9,475      7,077      4,808      5,761
  Write-down of
   intangibles..........     6,734         --         --         --         --
  Amortization..........     3,669      4,201      4,208      3,156        197
                          --------  ---------  ---------  ---------  ---------
    Total operating
     expenses...........    26,870     19,426     16,381     11,806      9,554
                          --------  ---------  ---------  ---------  ---------
Operating (loss)
 income.................    (9,072)     2,010     (9,454)    (5,748)     3,551
Interest expense........     2,068      3,717      4,210      3,200      3,297
Other income............      (182)       (92)      (199)       (47)       (37)
                          --------  ---------  ---------  ---------  ---------
Income (loss) before
 income taxes...........   (10,958)    (1,615)   (13,465)    (8,901)       291
Provision (benefit) for
 income taxes...........       143       (614)       613       (699)       121
                          --------  ---------  ---------  ---------  ---------
Net income (loss).......   (11,101)    (1,001)   (14,078)    (8,202)       170
Preferred stock
 dividends..............       239        468        507        376        423
                          --------  ---------  ---------  ---------  ---------
Loss available to common
 stockholders...........  $(11,340)  $ (1,469)  $(14,585)   $(8,578)   $  (253)
                          ========  =========  =========  =========  =========
Net loss per share
 available to common
 stockholders:
  Basic.................             $  (0.56)  $  (3.24)    $(2.31) $   (0.04)
  Diluted...............             $  (0.56)  $  (3.24)    $(2.31) $   (0.04)
Weighted average common
 shares outstanding:
  Basic.................            2,617,373  4,503,396  3,717,695  6,880,504
  Diluted...............            2,617,373  4,503,396  3,717,695  6,880,504
Pro forma net loss per
 share available to
 common stockholders:
  Basic.................                          $(2.23)    $(1.49) $   (0.03)
  Diluted...............                          $(2.23)    $(1.49) $   (0.03)
Pro forma weighted
 average common shares
 outstanding:
  Basic.................                       6,542,856  5,757,155  8,919,964
  Diluted...............                       6,542,856  5,757,155  8,919,964
Other Financial Data:
EBITA...................               $6,303    $(5,047)   $(2,545)    $3,785
EBITDA..................                6,751     (4,269)    (2,154)     4,202
  Net cash used in
   operating
   activities...........               (1,959)    (6,872)    (4,498)    (1,282)
  Net cash used in
   investing
   activities...........                 (586)      (904)      (545)      (590)
  Net cash provided by
   financing
   activities...........                1,200      8,000      5,400      1,718

                                December 31,           September 30, 1999 September 30, 1999
                         ----------------------------  ------------------ ------------------
                                                                              Pro Forma
                           1996      1997      1998          Actual          As Adjusted
                         --------  --------  --------  ------------------ ------------------
Balance Sheet Data:
Cash and cash
  equivalents........... $  1,578  $    189  $    431       $    285           $ 11,004
Working capital
  (deficit).............    4,262     3,134    (1,052)          (769)            23,775
Total assets............   27,013    28,513    21,121         25,071             35,790
Long-term debt, less
  current portion.......   26,000    24,000    25,370         25,550                --
Redeemable preferred
  stock:
 Class A................    4,791     5,188     5,619          5,979                --
 Class B................      848       919       995          1,059                --
Accumulated deficit.....  (14,953)  (15,954)  (30,032)       (29,862)           (31,310)
Total stockholders'
  equity (deficit)......  (13,707)  (15,327)  (26,759)       (26,875)            29,908

    Our statement of operations data as of and for the years ended December 31, 1997 and 1998 were derived from audited consolidated financial statements included elsewhere in this prospectus. The combined 1996 statement of operations data represent a combination, without adjustment, of the historical results of our predecessor company for the period from January 1, 1996 to June 13, 1996 and our historical results for the period from June 14, 1996 to December 31, 1996. The historical results for each of the periods January 1, 1996 to June 13, 1996 and June 14, 1996 to December 31, 1996 were also derived from audited financial statements included elsewhere in this prospectus.

    We are presenting the combined historical results for the year ended December 31, 1996 for convenience only, to assist investors in assessing our underlying business trends. These combined results exclude the full year effect of purchase accounting adjustments, specifically increased interest expense and amortization of intangibles. In addition, the predecessor company had a lower effective tax rate than we do because it was taxed as an S-corporation while we are taxed as a C-corporation. Further, our results of operations for the period from June 14, 1996 to December 31, 1996, which are a component of the combined 1996 results, include various non-recurring expenses including in-process research and development and the write-down of intangibles. As a result, the combined 1996 results of operations are not fully comparable to our historical results of operations for periods after 1996.

    Our results of operations for the nine months ended September 30, 1998 and 1999 were derived from our unaudited financial statements and in our opinion reflect and include all adjustments consisting of normal recurring adjustments necessary for a fair presentation of such data. Our results of operations data for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

    EBITA and EBITDA are also included in our statement of operations data. EBITA is defined as income before provision for income taxes, interest expense and amortization of intangibles. EBITDA is defined as income before provision for income taxes, interest expense, depreciation and amortization. EBITA and EBITDA are presented as supplemental information and should not be considered as an alternative to net income as an indicator of our operating performance, or to cash flow from operating activities as an indicator of our liquidity. We believe that EBITA and EBITDA are standard measures commonly reported and widely used by analysts, investors and other interested parties in the semiconductor capital equipment industry. However, EBITA and EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies.

    The Pro Forma As Adjusted amounts in our balance sheet data give effect to the sale of 4.8 million shares of common stock offered by us at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds as set forth under "Use of Proceeds."

    The Pro Forma As Adjusted amounts also reflect an increase in accumulated deficit of $449,000 for an extraordinary loss related to the write-off of deferred financing costs due to our repayment out of the proceeds of the offering of a senior term loan, a subordinated term loan, a junior subordinated note and a senior revolving term loan and a charge of $999,000 related to the accelerated vesting of 107,852 options granted in July 1999.

    Our headquarters are located at One Rudolph Road, Flanders, New Jersey 07836 and our telephone number is (973) 691-1300.

                                  RISK FACTORS

    You should carefully consider the risks described below in analyzing an investment in our common stock. If any of the events described below occurs, our business, financial condition and results of operations would likely suffer, the trading price of our common stock could fall and you could lose all or part of the money you paid for our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those identified below as well as those discussed elsewhere in this prospectus.

                          Risks Related to our Company

Cyclicality in the semiconductor device industry has led to substantial decreases in demand for our systems and may from time to time continue to do so

    Our operating results will be subject to significant variation due to the cyclical nature of the semiconductor device industry. The semiconductor device industry recently experienced a downturn which has seriously harmed our recent operating results. Downturns in the semiconductor industry will likely lead to proportionately greater downturns in our revenues. Our business depends upon the capital expenditures of semiconductor device manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor device industry is cyclical and has historically experienced periodic downturns, which have often resulted in substantial decreases in the semiconductor device industry's demand for capital equipment, including its thin film metrology equipment. There is typically a six to twelve month lag between a change in the economic condition of the semiconductor device industry and the resulting change in the level of capital expenditures by semiconductor device manufacturers. In most cases, the resulting decrease in capital expenditures has been more pronounced than the precipitating downturn in semiconductor device industry revenues. The semiconductor device industry experienced downturns in 1998 and 1996, during which industry revenues declined by an estimated 8.4% and 8.6% as reported by World Semiconductor Trade Statistics, Inc. Our revenues decreased from $35.3 million in 1997 to $20.1 million in 1998. Dataquest forecasts that sales of semiconductor capital equipment will decrease by approximately 1.7% in 1999 as compared to 1998. Although there are indications that the semiconductor device industry is recovering,

  .  the semiconductor device industry may not continue to improve;

  . the semiconductor device industry may experience other, possibly more severe and prolonged, downturns in the future; and

  . any continued recovery of the semiconductor device industry may not result in an increased demand by semiconductor device manufacturers for capital equipment.

    Any future downturn in the semiconductor device industry, or any failure of that industry to fully recover from its recent downturn, will seriously harm our business, financial condition and results of operations.

We have had significant net losses in the past, and we may have net losses in the future

    Prior to the second quarter of 1999, we had not reported net income since our predecessor company was acquired by our management and a group of investors in June 1996. We reported a net loss available to common stockholders for the first three quarters of 1999 of $0.3 million and for 1998 of $14.6 million. If we continue to suffer losses and are not able to achieve profitability, our business will suffer and the price of our common stock will substantially decline. Because of a recent downturn in the semiconductor device industry and a related downturn in the semiconductor capital equipment industry, weak economic conditions in the Asia Pacific region and other reasons, we expect to be only slightly profitable, if profitable at all, at least through the fourth quarter of 1999, and we may not achieve or sustain profitability in any subsequent period.

Our operating results have in the past varied and probably will in the future continue to vary significantly from quarter to quarter, causing volatility in our stock price

    Our quarterly operating results have varied significantly in the past and may continue to do so in the future, which could cause our stock price to decline. Some of the factors that may influence our operating results and subject our stock to extreme price and volume fluctuations include:

  . changes in customer demand for our systems, which is influenced by economic conditions in the semiconductor device industry, demand for products that use semiconductors, market acceptance of our systems and those of our customers and changes in our product offerings;

  . seasonal variations in customer demand, including the tendency of European sales to slow significantly in the third quarter of each year;

  .  the timing, cancellation or delay of customer orders and shipments;

  . product development costs, including increased research, development, engineering and marketing expenses associated with our introduction of new products and product enhancements; and

  . the levels of our fixed expenses, including research and development costs associated with product development, relative to our revenue levels.

Our revenue may vary significantly each quarter due to relatively small fluctuations in our unit sales

    During any quarter, a significant portion of our revenue may be derived from the sale of a relatively small number of systems. Our transparent film measurement systems range in price from approximately $200,000 to $1.0 million per system and our opaque film measurement systems range in price from approximately $900,000 to $1.6 million per system. Accordingly, a small change in the number of systems we sell may also cause significant changes in our operating results. This, in turn, could cause fluctuations in the market price of our common stock.

Variations in the amount of time it takes for us to sell our systems may cause fluctuations in our operating results, which could cause our stock price to decline

    Variations in the length of our sales cycles could cause our revenue, and thus our business, financial condition and operating results, to fluctuate widely from period to period. This variation could cause our stock price to decline. Our customers generally take a long time to evaluate our film metrology systems and many people are involved in the evaluation process. We expend significant resources educating and providing information to our prospective customers regarding the uses and benefits of our systems in the semiconductor fabrication process. The length of time it takes for us to make a sale depends upon many factors, including:

  . the efforts of our sales force and our independent sales representatives and distributors;

  .  the complexity of the customer's fabrication processes;

  .  the internal technical capabilities and sophistication of the customer;

  .  the customer's budgetary constraints; and

  . the quality and sophistication of the customer's current metrology equipment.

    Because of the number of factors influencing the sales process, the period between our initial contact with a customer and the time when we recognize revenue from that customer, if ever, varies widely in length. Our sales cycles, including the time it takes for us to build a product to customer specifications after receiving an order, typically range from six to 15 months. Sometimes our sales cycles can be much longer, particularly with customers in Japan. During these cycles, we commit substantial resources to our sales efforts in advance of receiving any revenue, and we may never receive any revenue from a customer despite our sales efforts.

    If we do make a sale, our customers often purchase only one of our systems, and then evaluate its performance for a lengthy period before purchasing any more of our systems. The number of additional products a customer purchases, if any, depends on many factors, including a customer's capacity requirements. The period between a customer's initial purchase and any subsequent purchases can vary from six months to a year or longer, and variations in the length of this period could cause further fluctuations in our operating results and possibly in our stock price.

Our largest customers account for a significant portion of our revenues, and our revenues would significantly decline if one or more of these customers were to purchase significantly fewer of our systems or they delayed or cancelled a large order

    Historically, a significant portion of our revenues in each quarter and year has been derived from sales to relatively few customers, and we expect this trend to continue. If any of our key customers were to purchase significantly fewer of our systems in the future, or if a large order were delayed or cancelled, our revenues would significantly decline. In 1998 and in the nine months ended September 30, 1999, sales to customers that individually represented at least five percent of our revenues accounted for 43.2% and 52.5% of our revenues. In 1998, sales to Intel and Advanced Micro Devices accounted for 19.8% and 11.1% of our revenues. In the nine months ended September 30, 1999, sales to Intel accounted for 34.2% of our revenues. There are only a limited number of mostly large companies operating in the highly concentrated, capital intensive semiconductor device manufacturing industry. Accordingly, we expect that we will continue to depend on a small number of large customers for a significant portion of our revenues for at least the next several years. In addition, as large semiconductor device manufacturers seek to establish closer relationships with their suppliers, we expect that our customer base will become even more concentrated.

If we are not successful in developing new and enhanced products for the semiconductor device manufacturing industry we will lose market share to our competitors

    We operate in an industry that is subject to evolving industry standards, rapid technological changes, rapid changes in consumer demands and the rapid introduction of new, higher performance systems with shorter product life cycles. To be competitive in our demanding market, we must continually design, develop and introduce in a timely manner new film metrology systems that meet the performance and price demands of semiconductor device manufacturers. We must also continue to refine our current systems so that they remain competitive. We may experience difficulties or delays in our development efforts with respect to new systems, and we may not ultimately be successful in developing them. Any significant delay in releasing new systems could adversely affect our reputation, give a competitor a first-to-market advantage or cause a competitor to achieve greater market share. Approximately 75% of our revenues in the first three quarters of 1999 were derived from the sale of systems that we did not begin selling until the first quarter of 1997 or later.

Even if we are able to successfully develop new products, if these products do not gain general market acceptance we will not be able to generate revenues and recover our research and development costs

    Metrology product development is inherently risky because it is difficult to foresee developments in semiconductor device manufacturing technology, coordinate technical personnel and identify and eliminate metrology system design flaws. We are developing our Matrix Metrology systems, which are thin film metrology systems specifically designed for use in the CMP, etch, diffusion and other portions of the semiconductor device manufacturing process where we do not currently have significant market share. Any new systems introduced by us may not achieve a significant degree of market acceptance or, once accepted, may fail to sell well for any significant period.

    We expect to spend a significant amount of time and resources to develop new systems and refine existing systems. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenue from the sale of new systems. Our ability to commercially introduce and successfully market new systems is subject to a wide variety of challenges during this development cycle, including start-up bugs, design defects and other matters that could delay introduction of these systems. In addition, since our customers are not obligated by long-term contracts to purchase our systems, our anticipated product orders may not materialize, or orders that do materialize may be cancelled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales of our systems in order to recoup research and development expenditures.

Even if we are able to develop new products that gain market acceptance, sales of new products could impair our ability to sell existing product lines

    Competition from our new Matrix Metrology systems could have a negative effect on sales of our other transparent thin film metrology systems, including our SpectraLASER and FOCUS systems, and the prices we could charge for these systems. We may also divert sales and marketing resources from our current systems in order to successfully launch and promote our new Matrix Metrology systems. This diversion of resources could have a further negative effect on sales of our current systems.

If our relationships with our large customers deteriorate, our product development activities could be jeopardized

    The success of our product development efforts depends on our ability to anticipate market trends and the price, performance and functionality requirements of semiconductor device manufacturers. In order to anticipate these trends and ensure that critical development projects proceed in a coordinated manner, we must continue to collaborate closely with our largest customers. Our relationships with these and other customers provide us with access to valuable information regarding trends in the semiconductor device industry, which enables us to better plan our product development activities. If our current relationships with our large customers are impaired, or if we are unable to develop similar collaborative relationships with important customers in the future, our long-term ability to produce commercially successful systems will be impaired.

Our ability to reduce costs is limited by our ongoing need to invest in research and development

    Our industry is characterized by the need for continual investment in research and development as well as customer service and support. As a result of our need to maintain our spending levels in these areas, our operating results could be materially harmed if our revenues fall below expectations. In addition, because of our emphasis on research and development and technological innovation, our operating costs may increase further in the future. We expect our level of research and development expenses to increase in absolute dollar terms for at least the next several years.

We may fail to adequately protect our intellectual property and, therefore, lose our competitive advantage

    Our future success and competitive position depend in part upon our ability to obtain and maintain proprietary technology for our principal product families, and we rely, in part, on patent, trade secret and trademark law to protect that technology. If we fail to adequately protect our intellectual property, it will be easier for our competitors to sell competing products. We own or have licensed a number of patents relating to our transparent and opaque thin film metrology systems, and have filed applications for additional patents. Any of our pending patent applications may be rejected, and we may not in the future be able to develop additional proprietary technology that is patentable. In addition, the patents we do own or that have been issued or licensed to us may not provide us with competitive advantages and may be challenged by third parties. Third parties may also design around these patents.

    In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees. However, in the event that these agreements may be breached, we may not have adequate remedies. Our confidential and proprietary information and technology might also be independently developed by or become otherwise known to third parties.

Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important intellectual property rights by us

    Our commercial success depends in part on our ability to avoid infringing or misappropriating patents or other proprietary rights owned by third parties. From time to time we may receive communications from third parties asserting that our products or systems infringe, or may infringe, the proprietary rights of these third parties. These claims of infringement may lead to protracted and costly litigation which could require us to pay substantial damages or have the sale of our products or systems stopped by an injunction. Infringement claims could also cause product or system delays or require us to redesign our products or systems, and these delays could result in the loss of substantial revenues. We may also be required to obtain a license from the third party or cease activities utilizing the third party's proprietary rights. We may not be able to enter into such a license or such license may not be available on commercially reasonable terms. The loss of important intellectual property rights could therefore prevent our ability to sell our systems, or make the sale of such systems more expensive for us.

Protection of our intellectual property rights, or the efforts of third parties to enforce their own intellectual property rights against us, has in the past resulted and may in the future result in costly and time-consuming litigation

    We may be required to initiate litigation in order to enforce any patents issued to or licensed by us, or to determine the scope or validity of a third party's patent or other proprietary rights. In addition, we may be subject to lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could be expensive and time consuming, and could subject us to significant liabilities or require us to re-engineer our product or obtain expensive licenses from third parties.

    For example, we are presently involved in a patent interference proceeding with a competitor, Therma-Wave, Inc., in the United States Patent Office. In this proceeding, we are defending our patent rights with respect to some of the multiple angle, multiple wavelength ellipsometry technology we use in our transparent thin film measurement systems. Therma-Wave requested the proceeding be initiated in 1993 by filing a reissue application for one of its own patents, and the proceeding was initiated in June 1998. If we lose the interference, a reissue patent will be granted to Therma-Wave permitting Therma-Wave to assert patent rights against the ellipsometers we use in our transparent thin film measurement systems. In that event, we would either have to pay future royalties to Therma-Wave or redesign our transparent thin film measurement systems. Either of these events could harm our business, financial condition and results of operations. See "Business--Legal Proceedings." In addition, in a letter dated February 10, 1998, Therma-Wave asked us to review our technology for possible infringement of several of Therma-Wave's patents. We denied any such infringement in a letter to Therma-Wave dated March 10, 1998. In a letter dated March 13, 1998, Therma-Wave requested further information regarding the basis for our belief that our technology did not infringe Therma-Wave's patents. There has been no further correspondence between us and Therma-Wave regarding Therma-Wave's patent inquiries. Although we do not believe that we are infringing any of Therma-Wave's patents, Therma-Wave could nevertheless initiate an infringement action against us, which would be costly and distracting regardless of its outcome.

    In a letter dated December 3, 1998, Axic, Inc. asked us to review our technology for possible infringement of one of Axic's patents. We denied any such infringement in a letter to Axic dated December 22, 1998. There has been no further correspondence between us and Axic regarding its patent infringement claims.

Our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States

    Currently nearly fifty percent of our revenue is derived from sales in foreign countries, including certain countries in Asia such as Taiwan, Korea and Japan. The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many U.
S. companies have encountered substantial problems in protecting their proprietary rights against infringement in such countries, some of which are countries in which we have sold and continue to sell systems. For example, Taiwan is not a signatory of the Patent Cooperation Treaty, which is designed to specify rules and methods for defending intellectual property internationally. The publication of a patent in Taiwan prior to the filing of a patent in Taiwan would invalidate the ability of a company to obtain a patent in Taiwan. Similarly, in contrast to the United States where the contents of patents remain confidential during the patent prosecution process, the contents of a patent are published upon filing which provides competitors an advanced view of the contents of a patent application prior to the establishment of patent rights. There is a risk that our means of protecting our proprietary rights may not be adequate in these countries. For example, our competitors in these countries may independently develop similar technology or duplicate our systems. If we fail to adequately protect our intellectual property in these countries, it would be easier for our competitors to sell competing products in those countries.

Our current and potential competitors have significantly greater resources than we do, and increased competition could impair sales of our products or cause us to reduce our prices

    We operate in the highly competitive semiconductor capital equipment industry and face competition from a number of companies, many of which have greater financial, engineering, manufacturing, marketing and customer support resources and broader product offerings than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or market developments by devoting greater resources to the development, promotion and sale of products which could impair sales of our products. Moreover, there has been significant merger and acquisition activity among our competitors and potential competitors, particularly during the recent downturn in the semiconductor device and semiconductor capital equipment industries. These transactions by our competitors and potential competitors may provide them with a competitive advantage over us by enabling them to rapidly expand their product offerings and service capabilities to meet a broader range of customer needs. Many of our customers and potential customers in the semiconductor device manufacturing industry are large companies that require global support and service for their semiconductor capital equipment. While we believe that our global support and service infrastructure is sufficient to meet the needs of our customers and potential customers, our larger competitors have more extensive infrastructures than we do, which could place us at a disadvantage when competing for the business of global semiconductor device manufacturers.

    Many of our competitors are investing heavily in the development of new systems that will compete directly with ours. We have from time to time selectively reduced prices on our systems in order to protect our market share, and competitive pressures may necessitate further price reductions. We expect our competitors in each product area to continue to improve the design and performance of their products and to introduce new products with competitive prices and performance characteristics. Such product introductions by our competitors would likely cause us to decrease the prices of our systems and increase the level of discounts we grant our customers.

Because of the high cost of switching equipment vendors in our markets, it is sometimes difficult for us to win customers from our competitors even if our systems are superior to theirs

    We believe that once a semiconductor device manufacturer has selected one vendor's capital equipment for a production line application, the manufacturer generally relies upon that capital equipment and, to the extent possible, subsequent generations of the same vendor's equipment, for the life of the application. Once a vendor's equipment has been installed in a production line application, a semiconductor device manufacturer must often make substantial technical modifications and may experience production-line downtime in order to switch to another vendor's equipment. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer's expense of switching to our systems, it will be difficult for us to achieve significant sales to that customer once it has selected another vendor's capital equipment for an application.

We must attract and retain key personnel with knowledge of semiconductor device manufacturing and metrology equipment to help support our future growth, and competition for such personnel in our industry is high

    Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of any of these key personnel, who would be extremely difficult to replace, could harm our business and operating results. During downturns in our industry, we have often experienced significant employee attrition, and we may experience further attrition in the event of a future downturn. Although we have employment and noncompetition agreements with key members of our senior management team, including Messrs. McLaughlin, Loiterman and Roth, these individuals or other key employees may nevertheless leave our company. We do not have key person life insurance on any of our executives. In addition, to support our future growth, we will need to attract and retain additional qualified employees. Competition for such personnel in our industry is intense, and we may not be successful in attracting and retaining qualified employees.

We obtain some of the components and subassemblies included in our systems from a single source or a limited group of suppliers, and the partial or complete loss of one of these suppliers could cause production delays and a substantial loss of revenue

    Coherent, Inc. is our sole supplier of the lasers we use in some of our systems, and we also obtain some of the other components and subassemblies included in our systems from a single supplier or a limited group of suppliers. Although our supply agreement with Coherent has expired, we are currently negotiating a follow-on contract with Coherent. We do not have long-term contracts with many of our suppliers. Our dependence on sole source suppliers of components exposes us to several risks, including a potential inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Disruption or termination of the supply of these components could delay shipments of our systems, damage our customer relationships and reduce our sales. From time to time in the past, we have experienced temporary difficulties in receiving shipments from our suppliers. The lead time required for shipments of some of our components can be as long as four months. In addition, the lead time required to qualify new suppliers for lasers could be as long as a year, and the lead time required to qualify new suppliers of other components could be as long as nine months. If we are unable to accurately predict our component needs, or if our component supply is disrupted, we may miss market opportunities by not being able to meet the demand for our systems. Further, a significant increase in the price of one or more of these components or subassemblies included in our systems could seriously harm our results of operations.

We manufacture all of our systems at a single facility, and any prolonged disruption in the operations of that facility could have a material adverse effect on our revenue

    We produce all of our systems in our manufacturing facility located in Ledgewood, New Jersey. Our manufacturing processes are highly complex and require sophisticated and costly equipment and a specially designed facility. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction of or damage as a result of a fire or any other reason, could seriously harm our ability to satisfy our customer order deadlines. If we cannot timely deliver our systems, our revenue could be adversely affected.

We rely upon independent sales representatives and distributors for a significant portion of our sales, and a disruption in our relationships with these representatives or distributors could have a negative impact on our sales in Japan, Taiwan, China and Singapore

    Historically, a substantial portion of our sales have been made through independent sales representatives and distributors. We expect that sales through independent sales representatives and distributors will represent a material portion of our sales for the next several years. In particular, all of our sales in Japan will continue to be made through an independent distributor for the next several years, and all our sales in Taiwan, China and Singapore will continue to be made through independent sales representatives for the next several years. In 1998, sales to Tokyo Electron Limited, our exclusive distributor in Japan, accounted for 17.6% of our revenues. In some locations, including Japan, our independent sales representatives or distributors also provide field service to our customers. The activities of these representatives and distributors are not within our control. A reduction in the sales or service efforts or financial viability of any of our independent sales representatives and distributors, or a termination of our relationships with them, could harm our sales, our financial results and our ability to support our customers. Although we believe that we maintain good relations with our independent sales representatives and distributors, such relationships may nevertheless deteriorate in the future.

Because we derive a significant portion of our revenues from sales in Asia, our sales and results of operations could be adversely affected by the instability of Asian economies

    Our sales to customers in Asian markets represented approximately 22.7% and 41.7% of our revenues in the first three quarters of 1999 and in 1998. Countries in the Asia Pacific region, including Japan, Korea and Taiwan, each of which accounted for a significant portion of our business in that region, have experienced currency, banking and equity market weaknesses over the last 18 months. These weaknesses began to adversely affect our sales to semiconductor device and capital equipment manufacturers located in these regions in the fourth quarter of 1997, and continued to adversely affect our sales in 1998 and the first half of 1999. Although we have recently received an increased level of orders from customers in the Asia Pacific region, we expect that turbulence in the Asian markets could adversely affect our sales in future periods.

Due to our significant level of international sales, we are subject to operational, financial and political risks such as unexpected changes in regulatory requirements, tariffs, political and economic instability, outbreaks of hostilities, adverse tax consequences and difficulties in managing foreign sales representatives and foreign branch operations

    International sales accounted for approximately 46.7% and 58.2% of our revenues in the first three quarters of 1999 and in 1998. We anticipate that international sales will continue to account for a significant portion of our revenue for at least the next five years. Due to the significant level of our international sales, we are subject to material risks which include:

  . Unexpected changes in regulatory requirements including tariffs and other market barriers. The semiconductor device industry is a high-visibility industry in many of the European and Asian countries in which we sell our products. Because the governments of these countries have provided extensive financial support to our semiconductor device manufacturing customers in these countries, we believe that our customers could be disproportionately affected by any trade embargos, excise taxes or other restrictions imposed by their governments on trade with United States companies such as ourselves. Any such restrictions could lead to a reduction in our sales to customers in these countries.

  . Political and economic instability. There is considerable political instability in Taiwan related to its disputes with China and in South Korea related to its disputes with North Korea. In addition, several Asian countries, particularly Japan, have recently experienced significant economic instability. An outbreak of hostilities or other political upheaval in Taiwan or South Korea, or an economic downturn in Japan, would likely harm the operations of our customers in these countries, causing our sales to suffer. The effect of such events on our revenues could be material because we derive substantial revenues from sales to semiconductor device foundries in Taiwan such as TSMC and UMC, from memory chip manufacturers in South Korea such as Hyundai and Samsung, and from semiconductor device manufacturers in Japan such as NEC and Toshiba.

  . Difficulties in staffing and managing foreign branch operations. During periods of tension between the governments of the United States and other countries, it is often difficult for United States companies such as ourselves to staff and manage operations in such countries. We have only recently established a direct sales force in Europe, and we are continuing to build our sales infrastructure in that region. Because our European sales operations are new and our sales employees in Europe have only recently begun working for us, these operations could be particularly susceptible to any periods of tension that may arise between the United States and any European country in which we operate.

Since a substantial portion of our revenues are derived from sales in other countries yet are denominated in U.S. dollars, we could experience a significant decline in sales or experience collection problems in the event the dollar becomes more expensive relative to local currencies

    A substantial portion of our international sales are denominated in U.S. dollars. As a result, if the dollar rises in value in relation to foreign currencies, our systems will become more expensive to customers outside the United States and less competitive with systems produced by competitors outside the United States. Such conditions could negatively impact our international sales. Foreign sales also expose us to collection risk in the event it becomes more expensive for our foreign customers to convert their local currencies into U.S. dollars.

If we choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete these acquisitions or may not be able to successfully integrate an acquired business in a cost-effective and non-disruptive manner

    Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. To this end, we may choose to acquire new and complementary businesses, products, or technologies instead of developing them ourselves. We may, however, face competition for acquisition targets from larger and more established companies with greater financial resources, making it more difficult for us to complete acquisitions. We do not know if we will be able to complete any acquisitions, or whether we will be able to successfully integrate any acquired business, operate it profitably or retain its key employees. Integrating any business, product or technology we acquire could be expensive and time-consuming, could disrupt our ongoing business and could distract our management. In addition, in order to finance any acquisitions, we might need to raise additional funds through public or private equity or debt financings. In that event, we could be forced to obtain financing on terms that are not favorable to us and, in the case of equity financing, that result in dilution to our stockholders. If we are unable to integrate any acquired entities, products or technologies effectively, our business, financial condition and operating results will suffer. In addition, any amortization of goodwill or other assets or charges resulting from the costs of acquisitions could harm our business and operating results.

If we deliver systems with defects, our credibility will be harmed and the sales and market acceptance of our systems will decrease

    Our systems are complex and sometimes have contained errors, defects and bugs when introduced. If we deliver systems with errors, defects or bugs, our credibility and the market acceptance and sales of our systems could be harmed. Further, if our systems contain errors, defects or bugs, we may be required to expend significant capital and resources to alleviate such problems. Defects could also lead to product liability as a result of product liability lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability arising from defects in our systems. Our product liability policy currently provides only
$2 million of coverage per claim with an overall umbrella limit of $4 million. In the event of a successful product liability claim, we could be obligated to pay damages significantly in excess of our product liability insurance limits.

A small group of major stockholders will continue to have significant influence over our business after this offering, and could delay, deter or prevent a change of control or other business combination

    Upon completion of this offering, Liberty Partners, Riverside Partners and Paul F. McLaughlin will hold approximately 59.7% of our outstanding stock, or 56.8% if the underwriters' option to purchase additional shares is exercised in full. We anticipate that five of the eight directors on our board following this offering will be representatives of these stockholders. In addition, prior to this offering, these stockholders intend to enter into an agreement under which each party will agree to vote its shares in favor of one nominee of each other party to serve on our board of directors. The interests of these stockholders may not always coincide with our interests or those of our other stockholders. By virtue of their stock ownership and board representation, these stockholders will continue to have a significant influence over all matters submitted to our board and our stockholders, including the election of our directors, and will be able to exercise significant control over our business, policies and affairs. Through their concentration of voting power, these stockholders, acting individually or together, could cause us to take actions that we would not consider absent their influence, or could delay, deter or prevent a change of control of our company or other business combination that might otherwise be beneficial to our public stockholders.

Provisions of our charter documents and Delaware law could discourage potential acquisition proposals and could delay, deter or prevent a change in control of our company

    Provisions of our certificate of incorporation and bylaws may inhibit changes in control of our company not approved by our board of directors. These provisions also limit the circumstances in which a premium can be paid for the common stock, and in which a proxy contest for control of our board may be initiated.

    These provisions provide for:

  .   a prohibition on stockholder actions through written consent;

  . a requirement that special meetings of stockholders be called only by our chief executive officer or board of directors;

  . advance notice requirements for stockholder proposals and director nominations by stockholders;

  . limitations on the ability of stockholders to amend, alter or repeal our by-laws; and

  . the authority of our board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

    We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

If we are forced to devote substantial resources to Year 2000 remediation efforts, if we incur significant liability due to Year 2000 problems in our products, or if Year 2000 problems among our suppliers or customers cause delays in our shipping or receipt of systems, we may experience a substantial loss in revenue

    We have implemented a multi-phase Year 2000 project consisting of assessment, remediation and testing following remediation. Despite our efforts, however, we may not have identified all of the potential risks. Our failure to identify and remediate all material Year 2000 risks could adversely affect our business, financial condition and results of operations. The Year 2000 risks facing us include:

  . the entities on whom we rely for important goods and services may not be successful in addressing all of their software and systems problems in order to operate without disruption in the year 2000 and beyond;

  . our customers or potential customers may be affected by Year 2000 issues that may, among other things:

     .   cause a reduction, delay or cancellation of customer orders;

     .   cause a delay in payments for products shipped; and

     . cause customers to expend significant resources on Year 2000 compliance matters rather than investing in our systems; and

  . we have not developed a contingency plan related to a failure of our or a third-party's Year 2000 remediation efforts, and we may not be adequately prepared for such an event.

    We have made efforts to identify any Year 2000 compliance problems in our existing systems, and to make available to our customers who have purchased such systems software revisions or plug-ins correcting any Year 2000 problems. Nevertheless, these customers may assert claims against us alleging that our systems should have been Year 2000 compliant at the time of purchase, which could result in costly litigation and divert our management's attention. We have agreed to indemnify our customers in some circumstances against liability arising from Year 2000-related defects in our systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issue."

                         Risks Related to this Offering

We expect to use a substantial portion of the net proceeds of this offering to repay indebtedness and, as a result, we may be unable to meet our future capital and liquidity requirements

    We expect to use a substantial portion of the net proceeds of this offering to repay indebtedness we incurred in connection with the acquisition of our predecessor company by our management and a group of investors in 1996, and to redeem the preferred stock we issued in connection with that transaction. As a result, only a limited portion of the net proceeds will be available to fund our future operations. We expect that our principal sources of funds following this offering will be cash generated from our operating activities. We are also in discussions with several banks to establish a bank credit facility to provide additional liquidity following this offering.

    We believe that these funds will provide us with sufficient liquidity and capital resources for us to meet our current and future financial obligations, as well as to provide funds for our working capital, capital expenditures and other needs, for the twelve months following this offering. Despite our expectations, however, we may require additional equity or debt financing to meet our working capital requirements or to fund our research and development efforts. This financing may not be available when required or, may be available only on terms unsatisfactory to us. Further, if we issue equity securities, the ownership percentage of our stockholders will be reduced, and the new equity securities may have rights senior to those of the common stock to be issued in this offering.

Our stock price may be volatile and our stock may be thinly traded, which could cause investors to lose a substantial part of their investments in our stock

    The stock market in general, and the stock prices of technology companies in particular, have recently experienced volatility which has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline regardless of our actual operating performance and investors could lose a substantial part of their investments. In addition, prior to this offering, our stock could not be bought or sold on a public market. If an active public market for our stock does not develop, or if such a market is not sustained after this offering, it may be difficult to resell our stock. The market price of our common stock will likely fluctuate in response to a number of factors including the following:


  .   our failure to meet the performance estimates of securities analysts;

  . changes in financial estimates of our revenues and operating results by securities analysts;

  . the timing of announcements by us or our competitors of significant contracts or acquisitions; and

  .   general stock market conditions.

We could be subject to class action litigation due to stock price volatility, which, if it occurs, will distract our management and could result in substantial costs or large judgments against us

    In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business, financial condition and results of operations.

Purchasers of our common stock will experience immediate and significant dilution upon purchasing shares in this offering because the initial public offering price of those shares will exceed their book value

    Because the initial public offering price is substantially higher than the book value per share of our common stock, purchasers of the common stock in this offering will be subject to immediate dilution of $11.08 per share. See "Dilution."

Future sales of our stock could depress its market price

    Future sales of our stock on the public markets could depress its market price. Upon completion of this offering, we expect that:

  . the 4,800,000 shares of common stock, or 5,520,000 shares if the underwriters' option to purchase additional shares is exercised in full, sold in this offering will be freely tradable without restriction under the Securities Act unless they are held by one of our "affiliates;" and

  . 9,142,825 shares of common stock held by our existing stockholders will be eligible for sale into the public market, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act, beginning 180 days after the date of this prospectus.

    In addition, beginning 180 days after the completion of this offering, the holders of approximately 9,048,882 shares of our stock will have limited rights to require us to register their shares under the Securities Act for public resale at our expense.

The forward-looking statements contained in this prospectus are based on our predictions of future performance, and as a result, purchasers of our common stock should not place undue reliance on them

    This prospectus contains forward-looking statements that involve risks and uncertainties, including, without limitation, statements concerning conditions in the semiconductor and semiconductor capital equipment industries and our business, financial condition and operating results, including in particular statements relating to our business and growth strategies and our product development efforts. We use words like "believe," "expect," "anticipate," "intend," "future" and other similar expressions to identify forward-looking statements. Purchasers of our common stock should not place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on our current expectations, and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere in this prospectus. Our actual operating results could differ materially from those predicted in these forward-looking statements, and any other events anticipated in the forward-looking statements may not actually occur.

                                USE OF PROCEEDS

    We expect to receive proceeds of approximately $57,232,000 from the sale of the 4,800,000 shares of common stock at an assumed initial public offering price of $13.00 per share, after deducting the underwriting discount and our estimated offering expenses, or approximately $65,936,800 if the underwriters exercise in full their option to purchase additional shares.

    We expect to use approximately $38.4 million of the net proceeds to repay several loans from the State Board of Administration of Florida, a related party. That amount includes $9.9 million to repay a senior revolving loan which bears interest at a rate of prime plus 1.5% and matures on December 31, 2002, $11.1 million to repay a senior term loan which bears interest at the rate of prime plus 1.75% and matures on December 31, 2002, $11.0 million to repay a senior subordinated loan which bears interest at a rate of prime plus 4.0% and matures on December 31, 2003 and $6.4 million to repay a junior subordinated note which bears interest at a rate of 14.0% and matures on July 31, 2001. All of these loans were made, and all of our preferred stock was issued, to finance the acquisition of our predecessor company in 1996 or for working capital and general corporate purposes. We also expect to use approximately $7.0 million of the net proceeds to redeem all of our outstanding Series A preferred stock and Series B preferred stock held by related parties, which accrue cumulative dividends at 8% per annum, and to pay management fees due to related parties of approximately $0.4 million. Although we may use a portion of the net proceeds to acquire technology or businesses that are complimentary to our business, we have no current plans in this regard. We expect to use the remaining net proceeds of this offering for working capital and general corporate purposes, including expenditures for research and development of new products.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our common stock. We do not currently anticipate paying any cash dividends on our common stock in the foreseeable future, and we intend to retain any future earnings for use in the expansion of our business and for general corporate purposes. Additionally, our current debt instruments limit the payment of dividends.

                                 CAPITALIZATION

    The following table summarizes our capitalization as of September 30, 1999:

  .   on an actual basis;

  . on a pro forma basis to give effect to the exchange of all outstanding Class A common stock and Class B common stock for 7,103,365 shares of a new single class of common stock and the issuance of 2,039,460 shares of common stock upon the exercise of warrants, which we expect to occur immediately prior to this offering; and

  . on a pro forma as adjusted basis to give effect to the sale of 4.8 million shares of common stock offered by us at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds as set forth under "Use of Proceeds," and an increase in accumulated deficit of $449,000 to reflect the write-off of deferred financing costs related to our repayment from the proceeds of this offering of a senior term loan, a senior subordinated term loan, a junior subordinated loan and a senior revolving term loan. In addition, the Company will incur a charge of $999,000 related to the 107,852 stock options granted in July 1999.

                                                     September 30, 1999
                                                -------------------------------
                                                            Pro      Pro Forma
                                                 Actual    Forma    As Adjusted
                                                --------  --------  -----------
                                                       (in thousands)
Cash........................................... $    285  $    285   $ 11,004
                                                ========  ========   ========
Obligations payable to stockholders, including
  current portion:
  Senior term loan.............................   11,125    11,125        --
  Subordinated term loan.......................   11,000    11,000        --
  Junior subordinated note increased $100 for
    unamortized original issue discount........    6,400     6,400        --
  Senior revolving term loan...................   10,600    10,600        --
Series A preferred stock, $0.01 par value:
  45,875 shares authorized and 45,875 shares
  issued and outstanding, Actual and Pro Forma;
  no shares authorized, issued and outstanding,
  Pro Forma As Adjusted........................    5,979     5,979        --
Series B preferred stock, $0.01 par value:
  10,125 shares authorized and 8,125 shares
  outstanding, Actual and Pro Forma; no shares
  authorized, issued and outstanding, Pro Forma
  As Adjusted..................................    1,059     1,059        --
                                                --------  --------   --------
                                                  46,163    46,163        --
                                                --------  --------   --------
Stockholders' (deficit) equity:
  Class A common stock, $0.01 par value:
    6,874,976 shares designated and 4,802,291
    shares outstanding, Actual; no shares
    designated, issued and outstanding, Pro
    Forma and Pro Forma As Adjusted............        2       --         --
  Class B common stock, $0.01 par value:
    3,035,705 shares designated and 2,301,095
    shares outstanding, Actual; no shares
    designated, issued and outstanding, Pro
    Forma and Pro Forma As Adjusted............      --        --         --
  Preferred stock, par value $0.001 per share;
    5,000,000 shares authorized; no shares
    issued and outstanding, Actual, Pro Forma
    and Pro Forma As Adjusted..................      --        --         --
  Common stock, par value $0.001 per share;
    50,000,000 shares authorized; no shares
    issued and outstanding, Actual; 9,142,825
    shares issued and outstanding Pro Forma;
    13,942,825 shares issued and outstanding,
    Pro Forma As Adjusted......................                  9         14
Additional paid-in capital.....................    4,267     4,260     61,487
Accumulated other comprehensive loss...........     (283)     (283)      (283)
Unearned compensation..........................     (999)     (999)       --
Accumulated deficit............................  (29,862)  (29,862)   (31,310)
                                                --------  --------   --------
    Total stockholders' (deficit) equity.......  (26,875)  (26,875)    29,908
                                                --------  --------   --------
       Total capitalization.................... $ 19,288  $ 19,288   $ 29,908
                                                ========  ========   ========

    This table excludes the following shares:

  . 693,951 shares of our common stock issuable upon exercise of stock options outstanding under our 1996 stock option plan and 4,979 shares of common stock reserved for future issuance under this plan;

  . 2,000,000 shares of common stock reserved for future issuance under our 1999 stock plan; and

  . 300,000 shares of common stock reserved for future issuance under our 1999 employee stock purchase plan.

                                    DILUTION

    Our pro forma net tangible book deficit as of September 30, 1999 was approximately $30.4 million, or $3.33 per share of common stock. Pro forma net tangible book value (deficit) per share represents the amount of our total assets less intangible assets, deferred financing costs and total liabilities divided by the pro forma number of shares of common stock outstanding as of September 30, 1999. The pro forma number of shares of common stock outstanding increases actual shares outstanding to reflect: (1) the exchange of all Class A common stock and Class B common stock for 7,103,365 shares of a new single class of common stock; and (2) the issuance of 2,039,460 shares of common stock upon the exercise of warrants. Without taking into account any changes in pro forma net tangible book value other than those described above, our sale of the 4,800,000 shares of common stock in this offering and the receipt and application of the net proceeds therefrom, our as adjusted pro forma net tangible book value as of September 30, 1999 would have been approximately $26.8 million, or $1.92 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $5.25 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.08 per share to investors purchasing common stock in this offering.

    The following table illustrates this per share dilution:

Assumed initial public offering price per share..................          $13.00
  Pro forma net tangible book value (deficit) per share as of
    September 30, 1999...........................................  $(3.33)
  Increase per share attributable to new investors...............    5.25
                                                                   ------
As adjusted pro forma net tangible book value per share after
  this offering..................................................            1.92
                                                                           ------
Dilution per share to new investors..............................          $11.08
                                                                           ======

    The following table summarizes, on a pro forma basis as of September 30, 1999, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, assuming an initial public offering price of $13.00 per share.

                                                    Total Cash
                              Shares Purchased    Consideration
                             ------------------ ------------------ Average Price
                               Number   Percent   Amount   Percent   Per Share
                             ---------- ------- ---------- ------- -------------
Existing stockholders.......  9,142,825   65.6% $4,748,077    7.1%    $ 0.52
New investors...............  4,800,000   34.4  62,400,000   92.9     $13.00
                             ----------  -----  ----------  -----
 Total...................... 13,942,825  100.0% 67,148,077  100.0%
                             ==========  =====  ==========  =====

    The foregoing table assumes no exercise of the underwriters' option to purchase additional shares and no issuance of shares of common stock underlying outstanding options. We have outstanding options to purchase 693,951 shares of common stock, at a weighted average exercise price of $0.66 per share. These options become fully exercisable upon this offering. To the extent that these options are exercised, new investors will experience dilution of $11.14 per share.

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with our Consolidated Financial Statements and the related Notes thereto appearing elsewhere in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data set forth below as of and for the years ended December 31, 1997 and 1998, and for the periods from January 1, 1996 to June 13, 1996 and June 14, 1996 to December 31, 1996 were derived from audited consolidated financial statements included elsewhere in this prospectus. The selected financial data as of December 31, 1996 and for each of the years ended December 31, 1994 and 1995 were derived from audited financial statements not included herein. The results of operations for the nine months ended September 30, 1998 and 1999 were derived from our unaudited financial statements included elsewhere in this prospectus, and, in our management's opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Our results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

   The table below sets forth our selected financial data as well as that of our predecessor company. Our results of operations and those of our predecessor company are not directly comparable because we revalued the assets and liabilities of our predecessor company in connection with its acquisition pursuant to the provisions of APB No. 16, and because our results of operations for the period from June 14, 1996 to December 31, 1996 include various non-recurring expenses for acquired in-process research and development and the write-down of intangibles. In addition, because our predecessor company was taxed as an S-corporation and we are taxed as a C-corporation, the effective tax rate reflected in our historical results of operations is significantly higher than the tax rate reflected in the historical results of operations of our predecessor company. Further, we changed our business strategy immediately after the acquisition. Finally, the financial information of our predecessor company excludes the effects of purchase accounting adjustments, including increased interest expense and amortization.

                              Predecessor Company                       Rudolph Technologies
                          ----------------------------- -------------------------------------------------------
                                            Period from Period from
                            Year Ended       January 1   June 14 to      Year Ended         Nine Months Ended
                           December 31,     to June 13, December 31,    December 31,          September 30,
                          ----------------  ----------- ------------ --------------------  --------------------
                           1994     1995       1996         1996       1997       1998       1998       1999
                          -------  -------  ----------- ------------ ---------  ---------  ---------  ---------
                                (In thousands)            (In thousands, except share and per share data)
Statement of Operations
Data:
Revenues................  $22,555  $29,436    $17,501     $ 14,373     $35,339   $ 20,106    $14,725    $25,220
Cost of revenues (1)....   10,042   13,655      7,497        6,579      13,903     13,179      8,667     12,115
                          -------  -------    -------    ---------   ---------  ---------  ---------  ---------
Gross profit............   12,513   15,781     10,004        7,794      21,436      6,927      6,058     13,105
Operating expenses:
 Research and
  development...........    1,542    2,888      1,817        2,345       5,750      5,096      3,842      3,596
 In-process research and
  development...........       --       --         --        3,821          --         --         --         --
 Selling, general and
  administrative........    6,651    7,125      4,144        4,340       9,475      7,077      4,808      5,761
 Write-down of
  intangibles...........       --       --         --        6,734          --         --         --         --
 Amortization...........       10       10         19        3,650       4,201      4,208      3,156        197
                          -------  -------    -------    ---------   ---------  ---------  ---------  ---------
Total operating
 expenses...............    8,203   10,023      5,980       20,890      19,426     16,381     11,806      9,554
                          -------  -------    -------    ---------   ---------  ---------  ---------  ---------
Operating income
 (loss).................    4,310    5,758      4,024      (13,096)      2,010     (9,454)    (5,748)     3,551
Interest expense........      130      113         55        2,013       3,717      4,210      3,200      3,297
Other income............       (2)     (38)       (26)        (156)        (92)      (199)       (47)       (37)
                          -------  -------    -------    ---------   ---------  ---------  ---------  ---------
Income (loss) before
 income taxes...........    4,182    5,683      3,995      (14,953)     (1,615)   (13,465)    (8,901)       291
Provision (benefit) for
 income taxes...........      234      274        143           --        (614)       613       (699)       121
                          -------  -------    -------    ---------   ---------  ---------  ---------  ---------
Net income (loss).......  $ 3,948  $ 5,409    $ 3,852      (14,953)     (1,001)   (14,078)    (8,202)       170
                          =======  =======    =======
Preferred stock
 dividends..............                                       239         468        507        376        423
                                                         ---------   ---------  ---------  ---------  ---------
Loss available to common
 stockholders...........                                  $(15,192)    $(1,469)  $(14,585)   $(8,578) $    (253)
                                                         =========   =========  =========  =========  =========
Net loss per share
 available to common
 stockholders:
 Basic..................                                    $(5.80)     $(0.56)    $(3.24)    $(2.31)    $(0.04)
 Diluted................                                    $(5.80)     $(0.56)    $(3.24)    $(2.31)    $(0.04)
Weighted average common
 shares outstanding:
 Basic..................                                 2,617,373   2,617,373  4,503,396  3,717,695  6,880,504
 Diluted................                                 2,617,373   2,617,373  4,503,396  3,717,695  6,880,504
Pro forma net loss per
 share available to
 common stockholders:
 (2)
 Basic..................                                                           $(2.23)    $(1.49)    $(0.03)
 Diluted................                                                           $(2.23)    $(1.49)    $(0.03)
Pro forma weighted
 average common shares
 outstanding: (2)
 Basic..................                                                        6,542,856  5,757,155  8,919,964
 Diluted................                                                        6,542,856  5,757,155  8,919,964

                             Predecessor Company                        Rudolph Technologies
                         ----------------------------- ----------------------------------------------------------
                                           Period from Period from
                           Year Ended       January 1   June 14 to      Year Ended          Nine Months Ended
                          December 31,     to June 13, December 31,    December 31,           September 30,
                         ----------------  ----------- ------------ --------------------  -----------------------
                          1994     1995       1996         1996       1997       1998       1998        1999
                         -------  -------  ----------- ------------ ---------  ---------  --------  -------------
                               (In thousands)              (In thousands, except share and per share data)
Other Financial Data:
EBITA (3)...............  $4,322   $5,806     $4,069       $1,265     $ 6,303    $(5,047)  $(2,545)    $ 3,785
EBITDA (3)..............   4,569    6,212      4,256        1,470       6,751     (4,269)   (2,145)      4,202
 Net cash provided by
  (used in) operating
  activities............     768    7,016      1,592        1,160      (1,959)    (6,872)   (4,498)     (1,282)
 Net cash provided by
  (used in) investing
  activities............    (311)    (975)      (171)        (107)       (586)      (904)     (545)       (590)
 Net cash provided by
  (used in) financing
  activities............    (507)  (4,234)    (3,286)         525       1,200      8,000     5,400       1,718
                                                                            December 31,            September 30,
                                                                    ------------------------------  -------------
                                                                      1996       1997       1998        1999
                                                                    ---------  ---------  --------  -------------
Balance Sheet Data:                                                               (in thousands)
Cash and cash
 equivalents............                                             $  1,578    $   189  $    431     $   285
Working capital
 (deficit)..............                                                4,262      3,134    (1,052)       (769)
Total assets............                                               27,013     28,513    21,121      25,071
Long-term debt, less
 current portion........                                               26,000     24,000    25,370      25,550
Redeemable preferred
 stock:
 Class A................                                                4,791      5,188     5,619       5,979
 Class B................                                                  848        919       995       1,059
Accumulated deficit.....                                              (14,953)   (15,954)  (30,032)    (29,862)
Total stockholders'
 deficit................                                              (13,707)   (15,327)  (26,759)    (26,875)

-------
(1) Our cost of revenues for 1998 includes a $1.4 million expense for the write-down of inventory to net realizable value.
(2) Our pro forma share and per share data has been prepared assuming the issuance of 2,039,460 shares of common stock upon the exercise of warrants. This exercise is assumed to have occurred at our inception.
(3) "EBITA" is defined as income before provision for income taxes, interest expense and amortization. "EBITDA" is defined as income before provision for income taxes, interest expense, depreciation and amortization. EBITA and EBITDA are presented as supplemental information and should not be considered as alternatives to net income or cash flow from operating activities as indicators of our operating performance or liquidity. We believe that EBITA and EBITDA are standard measures commonly reported and widely used by analysts, investors and other interested parties in the semiconductor capital equipment industry. However, EBITA and EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our Financial Statements and the Notes thereto included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ materially from those predicted in such forward-looking statements. See "Risk Factors--The forward-looking statements contained in this prospectus are based on our predictions of future performance, and as a result, purchasers of our common stock should not place undue reliance on them."

Overview

    We are a worldwide leader in the design, development, manufacture and support of high-performance process control metrology systems used in semiconductor device manufacturing. Our proprietary systems measure the thickness and other properties of thin films applied during various steps in the manufacture of integrated circuits, enabling semiconductor device manufacturers to improve yields and reduce overall production costs. We provide our customers with a flexible full-fab metrology solution by offering families of systems that meet their transparent and opaque thin film measurement needs in various applications across the fabrication process. Our two primary families of metrology solutions offer leading-edge metrology technology, flexible systems cost-effectively designed for specific manufacturing applications and a common production-worthy automation platform, all backed by worldwide support.

    Our predecessor company was founded in 1940 as Rudolph Research Corporation, and for the past fifty-nine years we have built a reputation for metrology excellence. We began our association with the semiconductor industry by selling research instruments in the 1950s and 1960s to pioneers in solid state electronics, including Bell Laboratories. We believe we have the largest installed base of ellipsometers in the world. Our customers include most of the major semiconductor device manufacturers worldwide, including Intel, AMD, Chartered Semiconductor, Fujitsu, Hyundai, IBM, Lucent, Philips, Samsung,
ST Microelectronics, Texas Instruments, TSMC, Toshiba and UMC.

    In June 1996, our predecessor company was purchased in a leveraged transaction by our management and a group of investors. The acquisition resulted in our incurring a significant amount of debt. At the time of the transaction, we changed our name to Rudolph Technologies and changed our corporate strategy to focus exclusively on the production semiconductor metrology business. Our strategy was to capitalize on our reputation for accuracy and repeatability in the measurement of very thin films, primarily in the diffusion phase of the semiconductor device manufacturing process, to gain market share in other areas of the semiconductor device manufacturing process. We addressed our market opportunity by increasing our investment in research and development to expand our product offerings and increase our infrastructure.

    During 1996 and 1998, the semiconductor device industry began unforeseen periods of reduced capital equipment purchases. The related industry-wide downturns in the semiconductor capital equipment industry led to decreased sales of our products as many customers delayed shipments or canceled orders altogether. We incurred significant losses in 1998 not only because of the downturn in our industry but also because we continued to invest in research and development and in building our infrastructure.

    We record revenue from product and parts sales at the time of shipment to the customer, which principally occurs after the customer has tested or approved the equipment. We record a provision for the estimated cost of fulfilling warranty and installation obligations at the time we recognize the related revenue. We recognize service revenue ratably over the period of the contract. Service revenues have historically represented less than 10% of our total revenues.

    Historically, a significant portion of our revenues in each quarter and year has been derived from sales to relatively few customers, and we expect this trend to continue. In the combined year 1996, in 1997 and 1998 and in the nine months ended September 30, 1999, sales to customers that individually represented at least five percent of our revenues accounted for 18.0%, 7.7%, 43.2% and 52.5% of our revenues. In the combined year 1996 and in 1997, no individual customer accounted for more than 10% of our revenues. In 1998, sales to Intel and Advanced Micro Devices accounted for 19.8% and 11.1% of our revenues. In the nine months ended September 30, 1999, sales to Intel accounted for 34.2% of our revenues.

    In addition, a significant portion of our revenues in each quarter and year has been derived from sales to particular distributors. These distributors purchase our products for ultimate distribution to customers in particular geographic regions. In the combined year ended December 31, 1996, sales to Tokyo Electron Limited or TEL, our exclusive distributor in Japan, accounted for 31.4% of our revenues. In 1997, sales to TEL accounted for 29.9% of our revenues. In 1998, sales to TEL and distributor Metron Technology accounted for 17.6% and 15.3% of our revenues. In the nine months ended September 30, 1999, sales to Metron Technology accounted for 8.7% of our revenues. On February 26, 1999 we notified Metron of our intent to terminate our distribution agreement with them effective August 25, 1999. Currently, the only distributor we use is TEL. We expect that sales to TEL will continue to account for a significant portion of our revenues for at least the next five years.

    We do not have purchase contracts with any of our customers or distributors that obligate them to continue to purchase our products, and they could cease purchasing products from us at any time. A delay in purchase or cancellation by any of our large customers could cause quarterly revenues to vary significantly. In addition, during a given quarter, a significant portion of our revenue may be derived from the sale of a relatively small number of systems. Our transparent film measurement systems range in price from approximately $200,000 to $1.0 million per system and our opaque film measurement systems range in price from approximately $900,000 to $1.6 million per system. Accordingly, a small change in the number of systems we sell may also cause significant changes in our operating results. Because fluctuations in the timing of orders from our major customers or distributors or in the number of our individual systems we sell could cause our revenues to fluctuate significantly in any given quarter or year, we do not believe that period-to-period comparisons of our financial results are necessarily meaningful, and they should not be relied upon as an indication of our future performance.

    A significant portion of our revenues has been derived from customers outside of the United States, and we expect this trend to continue. In 1997, approximately 66.0% of our revenues were derived from customers outside of the United States, of which 57.9% were derived from customers in Asia and 8.0% were derived from customers in Europe. In 1998, approximately 58.2% of our revenues were derived from customers outside of the United States, of which 41.8% were derived from customers in Asia and 16.4% were derived from customers in Europe. In the nine months ended September 30, 1999, approximately 46.7% of our revenues were derived from customers outside of the United States, of which 22.7% were derived from customers in Asia, 16.9% were derived from customers in Europe, and 7.1% were derived from customers in other international markets. Substantially all of our revenues to date have been denominated in United States dollars.

    The sales cycle for our systems typically ranges from six to 15 months, and can be longer when our customers are evaluating new technology. Due to the length of these cycles, we invest significantly in research and development and sales and marketing in advance of generating revenues related to these investments. Additionally, the rate and timing of customer orders may vary significantly from month to month. Accordingly, if sales of our products do not occur when we expect, and we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may increase relative to revenues and total assets.

Results of Operations

    The following table sets forth our statements of operations data and those of our predecessor company for the periods indicated. The results of operations of our predecessor company are not directly comparable to ours because we revalued the assets and liabilities of our predecessor company in connection with its acquisition pursuant to the provisions of APB No. 16. In addition, because our predecessor company was taxed as an S corporation and we are taxed as a C corporation, the effective tax rate reflected in our historical results of operations is significantly higher than the tax rate reflected in the historical results of operations of our predecessor company. Further, we changed our business strategy immediately after the acquisition.

    The combined results of operations for 1996 represent a combination, without adjustment, of the historical results of our predecessor company for the period from January 1, 1996 to June 13, 1996 and our historical results for the period from June 14, 1996 to December 31, 1996. We are presenting these combined historical results for convenience only, to assist investors in assessing our underlying business trends. These combined results exclude the full year effect of purchase accounting adjustments, specifically increased interest expense and amortization of intangibles. In addition, our results of operations for the period from June 14, 1996 to December 31, 1996, which are a component of the combined 1996 results, include non-recurring expenses for acquired in-process research and development and the write-down of intangibles. As a result, the combined 1996 results of operations are not fully comparable to our historical results of operations for periods after 1996.

                                                                Nine Months
                                                                   Ended
                                    Year Ended Dec. 31,        September 30,
                                 ---------------------------  ----------------
                                 Combined
                                   1996     1997      1998     1998     1999
                                 --------  -------  --------  -------  -------
                                              (in thousands)
Revenues.......................  $ 31,874  $35,339  $ 20,106  $14,725  $25,220
Cost of revenues...............    14,076   13,903    13,179    8,667   12,115
                                 --------  -------  --------  -------  -------
Gross profit...................    17,798   21,436     6,927    6,058   13,105
                                 --------  -------  --------  -------  -------
Operating expenses:
 Research and development......     4,162    5,750     5,096    3,842    3,596
 In-process research and
   development.................     3,821      --        --       --       --
 Selling, general and
   administrative..............     8,484    9,475     7,077    4,808    5,761
 Write-down of intangibles.....     6,734      --        --       --       --
 Amortization..................     3,669    4,201     4,208    3,156      197
                                 --------  -------  --------  -------  -------
  Total operating expenses.....    26,870   19,426    16,381   11,806    9,554
                                 --------  -------  --------  -------  -------
Operating income (loss)........    (9,072)   2,010    (9,454)  (5,748)   3,551
Interest expense...............     2,068    3,717     4,210    3,200    3,297
Other income...................      (182)     (92)     (199)     (47)     (37)
                                 --------  -------  --------  -------  -------
Income (loss) before income
  taxes........................   (10,958)  (1,615)  (13,465)  (8,901)     291
Provision (benefit) for income
  taxes........................       143     (614)      613     (699)     121
                                 --------  -------  --------  -------  -------
Net income (loss)..............   (11,101)  (1,001)  (14,078)  (8,202)     170
Preferred stock dividends......       239      468       507      376      423
                                 --------  -------  --------  -------  -------
Loss available to common
  stockholders.................  $(11,340) $(1,469) $(14,585) $(8,578) $  (253)
                                 ========  =======  ========  =======  =======

    The following table sets forth, for the periods indicated, our statements of operations data as percentages of our revenues. Our results of operations are reported as one reportable business segment.

                                                               Nine months
                                                                  Ended
                                     Year Ended December        September
                                             31,                   30,
                                     -----------------------   -------------
                                     Combined
                                       1996    1997    1998    1998    1999
                                     --------  -----   -----   -----   -----
Revenues............................  100.0%   100.0%  100.0%  100.0%  100.0%
Cost of revenues....................   44.2     39.3    65.5    58.9    48.0
                                      -----    -----   -----   -----   -----
Gross profit........................   55.8     60.7    34.5    41.1    52.0
Operating expenses:
 Research and development...........   13.1     16.3    25.3    26.1    14.3
 In-process research and
   development......................   12.0       --      --      --      --
 Selling, general and
   administrative...................   26.6     26.8    35.2    32.6    22.8
 Write-down of intangibles..........   21.1       --      --      --      --
 Amortization.......................   11.5     11.9    21.0    21.4     0.8
                                      -----    -----   -----   -----   -----
  Total operating expenses..........   84.3     55.0    81.5    80.1    37.9
                                      -----    -----   -----   -----   -----
Operating income (loss).............  (28.5)     5.7   (47.0)  (39.0)   14.1
Interest expense....................    6.5     10.5    20.9    21.7    13.0
Other expense (income)..............   (0.6)    (0.3)   (1.0)   (0.3)   (0.1)
                                      -----    -----   -----   -----   -----
Income (loss) before income taxes...  (34.4)    (4.5)  (67.0)  (60.4)    1.2
Provision (benefit) for income
  taxes.............................    0.4     (1.7)    3.0    (4.7)    0.5
                                      -----    -----   -----   -----   -----
Net income (loss)...................  (34.8)    (2.8)  (70.0)  (55.7)    0.7
Preferred stock dividends...........    0.8      1.3     2.5     2.6     1.7
                                      -----    -----   -----   -----   -----
Loss available to common
  stockholders......................  (35.6)%   (4.1)% (72.5)% (58.3)%  (1.0)%
                                      =====    =====   =====   =====   =====

Results of Operations for the Nine Months Ended September 30, 1998 and 1999

    Revenues. Our revenues are derived from the sale of our metrology systems, services and spare parts. Our revenues were $14.7 million and $25.2 million in the nine months ended September 30, 1998 and 1999. This change represents an increase of 71.3% and was primarily due to increases in unit volume shipments to existing customers and expanded sales of new products. Revenues from international customers represented 65.8% and 46.7% of our revenues in the nine months ended September 30, 1998 and 1999. Revenues from international customers decreased as a percentage of revenues from 1998 to 1999 as a result of increased sales to a significant domestic customer in 1999 and reduced revenues from Asian customers due to the Asian economic crisis. See "Risk Factors-- Because we derive a significant portion of our revenues from sales in Asia, our sales and results of operations could be adversely affected by the instability of Asian economies."

    Cost of Revenues and Gross Profit. Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, spare parts cost and the cost associated with our worldwide service support infrastructure. Our gross profit was $6.1 million and $13.1 million in the nine months ended September 30, 1998 and 1999. This change represents an increase of 116.3%. Our gross profit represented 41.1% and 52.0% of our revenues in the nine months ended September 30, 1998 and 1999. The increase in gross profit margin from 1998 to 1999 resulted from increased revenues covering a larger portion of fixed costs and increased margins on our new MetaPULSE and SpectraLASER product lines. The increase in gross profit dollars was the result of higher unit sales. In 1999, we initiated a supply chain improvement program designed to reduce time to market, manufacturing inefficiencies and inventories. There can be no assurances that such improvement programs will be effective or materially increase our gross profit margins.

    Research and Development. Research and development expenditures consist primarily of salaries and related expenses of employees engaged in research, design and development activities. They also include consulting fees, prototype equipment expenses and the cost of related supplies. Our research and development expenses were $3.8 million and $3.6 million in the nine months ended September 30, 1998 and 1999. This change represents a decrease of 6.4%. Research and development expense represented 26.1% and 14.3% of our revenues for the nine months ended September 30, 1998 and 1999. The decrease in dollars resulted from the timing of purchases of new materials and supplies for engineering projects and a reduction of outside software development consulting services. The decrease in research and development as a percentage of revenues resulted from cost savings in our research and development operations along with higher revenues in the nine months ended September 30, 1999.

    Selling, General and Administrative. Selling, general and administrative expense is primarily comprised of salaries and related costs for sales, marketing, and general and administrative personnel, as well as commissions, royalties for licensed technology and other non-personnel related expenses. Our selling, general and administrative expense was $4.8 million and $5.8 million in the nine months ended September 30, 1998 and 1999. This change represents an increase of 19.8%. Selling, general and administrative expense represented 32.6% and 22.8% of revenues for the nine months ended September 30, 1998 and 1999. The increase in dollars resulted from higher compensation expense related to corporate incentive plans, costs associated with establishing a direct sales force in Europe, and increased royalty costs associated with licensed technology.

    Amortization. Amortization expense is related to the core technology and goodwill we acquired from our predecessor company in 1996. See Note 5 of Notes to Financial Statements. Amortization expense was $3.2 million and $0.2 million in the nine months ended September 30, 1998 and 1999. Amortization expense decreased in 1999 because we completed our amortization of acquired technology in 1998.

    Income Taxes. We use the liability method of accounting for income taxes prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. See Note 12 of Notes to Financial Statements. Our effective federal and state tax rates differ from the statutory rates because of a deferred tax valuation equal to the tax effect of temporary differences adjusted for amounts currently refundable or payable. Since we generated a loss in the nine months ended September 30, 1998, we recorded an income tax benefit of $0.7 million for federal tax purposes to reflect the carryback for income taxes paid in 1997. The provision for income taxes of $0.1 million in the nine months ended September 30, 1999 is primarily the result of state tax obligations resulting from the acquisition of our predecessor company in 1996 that cannot be applied against tax net operating losses.

    Preferred Stock Dividends. We accrued cumulative dividends on our 8% preferred stock of $376,000 and $423,000 in the nine months ended September 30, 1998 and 1999. The increase in accrued dividends resulted from the compounding of dividends that accrued in prior periods. To date, we have not declared or paid any dividends.

    Anticipated Future Expenses. In the fourth quarter of 1999 we expect to record an expense of approximately $449,000 for the write-off of unamortized deferred financing costs we incurred in connection with the acquisition of our predecessor company in 1996 and the financing we completed in November 1998. We will recognize these expenses as a result of our repayment, from the proceeds of this offering, of all the debt we incurred in connection with these transactions.

    In addition, upon completion of this offering all of our outstanding stock options will become fully vested. As a result, in the fourth quarter of 1999 we will incur a compensation expense of approximately $1 million, representing the difference between the exercise price of options to purchase 107,852 shares of common stock that we granted in July 1999, and the estimated fair value of the underlying common stock on the date of grant.

Results of Operations for the Combined Year Ended December 31, 1996 and the Years Ended December 31, 1997 and 1998

    Revenues. Our revenues were $31.9 million, $35.3 million, and $20.1 million in the combined year 1996 and in 1997 and 1998. These changes represent an increase of 10.9% from 1996 to 1997 and a decrease of 43.1% from 1997 to 1998. The increase in revenues from 1996 to 1997 was primarily due to the introduction of our MetaPULSE and SpectraLASER families in the second half of 1997 and increased sales of our 300 millimeter wafer measurement products in 1997. The decrease in revenues from 1997 to 1998 was primarily due to lower sales volume resulting from the downturn in the semiconductor device industry in 1998, which resulted in reduced capital spending by semiconductor device manufacturers. Revenues from customers outside of the United States represented 73.8%, 66.0% and 58.2% of our revenues in the combined year 1996 and in 1997 and 1998. Revenues from customers outside of the United States decreased as a percentage of revenues from 1997 to 1998 as a result of reduced sales to existing customers in Asia due to an economic downturn in a number of Asian countries. We expect that revenues generated from customers outside of the United States will continue to account for a significant percentage of our revenues. See "Risk Factors--Because we derive a significant portion of our revenues from sales in Asia, our sales and results of operations could be adversely affected by the instability of Asian economies."

    Cost of Revenues and Gross Profit. Our gross profit was $17.8 million, $21.4 million and $6.9 million in the combined year 1996 and in 1997 and 1998. These changes represent an increase of 20.4% from 1996 to 1997 and a decrease of 67.7% from 1997 to 1998. Our gross profit represented 55.8%, 60.7%, and 34.5% of our revenues in the combined year 1996 and in 1997 and 1998. The increase in gross profit margin from 1996 to 1997 resulted primarily from improved manufacturing efficiencies on older product lines and lower customer service costs. In 1998, manufacturing inefficiencies of our new product lines and lower absorption of manufacturing overhead attributed to a 10% decrease in profit margins. We also recorded an expense of $1.4 million for the writedown of inventory consisting of excess parts for older product lines and parts which design and engineering advancements had rendered obsolete. The inventory writedown expense reduced our gross profit margin for 1998 by 7.0%. The remaining decrease in gross profit margin from 1997 to 1998 was attributable to the spreading of relatively fixed service costs over lower revenues and the expansion of our service infrastructure, including the opening of a branch office in Taiwan.

    Research and Development. Our research and development expenditures were $4.2 million, $5.8 million and $5.1 million in the combined year 1996 and in 1997 and 1998. These changes represent an increase of 38.2% from 1996 to 1997 and a decrease of 11.4% from 1997 to 1998. Research and development expenditures represented 13.1%, 16.3% and 25.3% of revenues in the combined year 1996 and in 1997 and 1998. The increases in dollars and percentage in 1997 resulted from increased headcount and prototype equipment cost related to new product development. The increase in research and development expenditures as a percentage of revenues in 1998 resulted from lower revenues and our decision to maintain research and development spending during the downturn in our industry. The decrease in dollars in 1998 resulted from the cost for prototype equipment incurred in 1997 with no significant prototype equipment cost recurring in 1998. We anticipate that our research and development expenses will increase in the future due to planned increases in personnel, consultants and material costs.

    In-Process Research and Development. The acquisition of our predecessor company resulted in our recording a one-time expense of approximately $3.8 million in 1996 for the write-off of in-process research and development, or IPRD. The IPRD we acquired related to an optical acoustic metrology technology that our predecessor company had exclusively licensed in 1995 from the Brown University Research Foundation. At the time of the acquisition, we determined that the IPRD had not reached technological feasibility and that it did not have an alternative future use. Accordingly, we concluded that our ability to derive future benefit from the IPRD was highly uncertain.

    After licensing the technology from Brown, our predecessor company was able to advance the technology toward technological feasibility by proving, under laboratory conditions, that the pulsing of ultra-fast lasers could generate sound waves that could be used to measure multiple layers of metal or opaque film. At the time of the acquisition we determined that approximately 25% of the research and development effort required to commercialize the technology still remained, as we still needed to overcome design and engineering requirements before a commercial product could be developed. These design and engineering requirements included developing a compact advanced cooling system to eliminate laser overheating, laser beam compression systems to reduce the size of the equipment and automation to handle the movement of materials.

    The technology which our predecessor company licensed from Brown ultimately led to the introduction of our MetaPULSE systems in 1997. Our MetaPULSE systems provides us with competitive advantages by enabling our customers to measure multiple layers of metal and opaque thin films simultaneously. Our other systems do not have this functionality. We began testing the MetaPULSE prototype in November 1996, and we sold our first MetaPULSE system commercially in May 1997. We incurred total research and development costs in developing the MetaPULSE product, excluding the IPRD expense, of approximately $3.7 million.

    In valuing the IPRD, we performed a discounted cash flow analysis of our expected annual revenues from the MetaPULSE technology over a period of approximately four years. We chose a four-year period based on the historic revenue trends of our new product introductions. We used expected annual revenues ranging from approximately $14 million to $23 million, and a risk rated discount rate of 30.0%.

    Selling, General and Administrative. Our selling, general and administrative expense was $8.5 million, $9.5 million and $7.1 million in the combined year 1996 and in 1997 and 1998. These changes represent an increase of 11.7% from 1996 to 1997 and a decrease of 25.3% from 1997 to 1998. Selling, general and administrative expense represented 26.6%, 26.8%, and 35.2% of revenues in the combined year 1996 and in 1997 and 1998. The increase in dollars in 1997 resulted from the addition of sales and marketing cost in the United States as we ended our relationship with our domestic sales representative and established a direct sales force. The decrease in dollars in 1998 resulted from a reduction in commissions paid to foreign sales representatives as a result of the semiconductor device industry slowdown and the Asian economic crisis. This decrease was partially offset by an increase in royalty costs associated with licensed technology included in one of our new systems. In 1999, we expect to increase the dollar amount we spend on selling, general and administrative expenses.

    Write-Down of Intangibles. During 1996, after the acquisition of our predecessor company, the semiconductor device industry began an unforeseen period of reduced capital equipment purchases. The related industry-wide downturn in the semiconductor capital equipment industry led to decreased sales of our products as many customers delayed shipments or canceled orders altogether. At the same time, we also initiated the development of next generation systems. In light of these developments, we assessed the recoverability of one of our intangible assets and a pro-rata share of the goodwill we acquired from our predecessor company using undiscounted future cash flows from operations. Based on this analysis, we determined an impairment for these assets had occurred. We then used discounted expected future cash flows to determine the net realizable value of these assets, and recorded a $6.7 million expense to reduce the book value of these assets to their net realizable value.

    Amortization. Our expense for amortization was $3.7 million, $4.2 million and $4.2 million in the combined year 1996 and in 1997 and 1998.

    Interest Expense. Interest expense was $2.1 million, $3.7 million and $4.2 million in the combined year 1996 and in 1997 and 1998, and results from the substantial debt incurred to finance the purchase of our predecessor company in June 1996.

    Other Income. Included in other income is interest income on cash balances, miscellaneous nonrecurring income resulting from the disposal of capital equipment and several other nonrecurring transactions. Other income was $182,000, $92,000, and $199,000 in the combined year 1996 and in 1997 and 1998.

    Provision (Benefit) for Income Taxes. Our provision (benefit) for income taxes was a provision of $143,000 in combined 1996, a benefit of $614,000 in 1997 and a provision of $613,000 in 1998. The effective income tax rate for 1996 was reduced by our predecessor company's election to be taxed as a S corporation, thereby resulting only in the incurrence of state taxes. During 1998 we utilized all of our tax loss carrybacks, while incurring significant losses from operations. Combining these factors with an industry forecast of no growth or a downturn within the industry during 1999, we determined that it is more likely than not that all of the deferred tax assets will not be recognized. Accordingly, we increased the deferred tax valuation allowance for various temporary differences including a net operating loss carryforward. We computed our effective tax rate for 1997 and 1998 based on prevailing federal and state rates adjusted for increases in our deferred tax valuation accounts and for current taxes payable or refundable during the carryback period.

    Preferred Stock Dividends. We accrued cumulative dividends on our 8% preferred stock of $0.2 million, $0.5 million, and $0.5 million in the combined year 1996 and in 1997 and 1998. The increase from 1996 to 1997 resulted primarily from the preferred stock being outstanding for only part of the year in 1996 and for the entire year in 1997. To date no dividends have been declared or paid.

Quarterly Results of Operations

    The following tables set forth our unaudited selected quarterly results of operations data for the eight quarters in the period ended September 30, 1999, and such data expressed as percentages of our revenues for the same periods. This information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus and, in our management's opinion, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited quarterly results of operations set forth below. Results of operations for any previous quarter are not necessarily indicative of the results to be expected for the entire year or any future period.

                                                                              Three Months Ended
                                                    ---------------------------------------------------------------------------
                                                    Dec. 31, Mar. 31,  June 30,  Sep. 30,  Dec. 31,  Mar. 31, June 30, Sep. 30,
                                                      1997     1998      1998      1998      1998      1999     1999     1999
                                                    -------- --------  --------  --------  --------  -------- -------- --------
Statement of Operations:                                                        (in thousands)
Revenues.........................................    $7,472  $ 6,452   $ 5,420   $ 2,853   $ 5,381    $6,532   $8,638  $10,050
Cost of revenues.................................     3,858    3,300     3,155     2,212     4,512     3,229    4,144    4,742
                                                     ------  -------   -------   -------   -------    ------   ------  -------
Gross Profit.....................................     3,614    3,152     2,265       641       869     3,303    4,494    5,308
Operating expenses:
 Research and development........................     1,372    1,225     1,463     1,154     1,254     1,043    1,054    1,499
 Selling, general and administrative.............     2,261    1,640     1,666     1,502     2,269     1,604    1,933    2,224
 Amortization....................................     1,051    1,052     1,051     1,053     1,052        66       65       66
                                                     ------  -------   -------   -------   -------    ------   ------  -------
  Total operating expenses.......................     4,684    3,917     4,180     3,709     4,575     2,713    3,052    3,789
                                                     ------  -------   -------   -------   -------    ------   ------  -------
Operating income (loss)..........................    (1,070)    (765)   (1,915)   (3,068)   (3,706)      590    1,442    1,519
Interest expense.................................       951      994     1,141     1,065     1,010     1,038    1,110    1,149
Other income.....................................       (31)      (8)       (7)      (32)     (152)       (3)     (26)      (8)
                                                     ------  -------   -------   -------   -------    ------   ------  -------
 Income (loss) before income taxes...............    (1,990)  (1,751)   (3,049)   (4,101)   (4,564)     (445)     358      378
 Provision (benefit) for income taxes............    (1,558)     --       (699)      --      1,312        93      --        28
                                                     ------  -------   -------   -------   -------    ------   ------  -------
 Net income (loss)...............................      (432)  (1,751)   (2,350)   (4,101)   (5,876)     (538)     358      350
 Preferred stock dividends.......................       121      122       125       129       131       133      136      154
                                                     ------  -------   -------   -------   -------    ------   ------  -------
 Net income (loss) available to common
   stockholders..................................    $ (553) $(1,873)  $(2,475)  $(4,230)  $(6,007)   $ (671)  $  222  $   196
                                                     ======  =======   =======   =======   =======    ======   ======  =======

                                                                              Three Months Ended
                                                    -----------------------------------------------------------------------------
                                                    Dec. 31,  Mar. 31,  June 30,  Sep. 30,  Dec. 31,  Mar. 31,  June 30, Sep. 30,
                                                      1997      1998      1998      1998      1998      1999      1999     1999
                                                    --------  --------  --------  --------  --------  --------  -------- --------
As a Percentage of Revenues:
Revenues.........................................    100.0%    100.0%    100.0%     100.0%    100.0%   100.0%    100.0%   100.0%
Cost of revenues.................................     51.6      51.1      58.2       77.5      83.9     49.4      48.0     47.2
                                                     -----     -----     -----     ------    ------    -----     -----    -----
Gross Profit.....................................     48.4      48.9      41.8       22.5      16.1     50.6      52.0     52.8
Operating expenses:
 Research and development........................     18.4      19.0      27.0       40.5      23.3     16.0      12.2     14.9
 Selling, general and administrative.............     30.3      25.4      30.7       52.6      42.2     24.6      22.4     22.1
 Amortization....................................     14.1      16.3      19.4       36.9      19.6      1.0       0.8      0.7
                                                     -----     -----     -----     ------    ------    -----     -----    -----
  Total operating expenses.......................     62.8      60.7      77.1      130.0      85.0     41.6      35.4     37.7
                                                     -----     -----     -----     ------    ------    -----     -----    -----
Operating income (loss)..........................    (14.4)    (11.8)    (35.3)    (107.5)    (68.9)     9.0      16.6     15.1
Interest expense.................................     12.7      15.4      21.1       37.3      18.8     15.9      12.9     11.4
Other income.....................................     (0.4)     (0.1)     (0.1)      (1.1)     (2.8)    (0.1)     (0.3)    (0.1)
                                                     -----     -----     -----     ------    ------    -----     -----    -----
 Income (loss) before income taxes...............    (26.7)    (27.1)    (56.3)    (143.7)    (84.9)    (6.8)      4.0      3.8
 Provision (benefit) for income taxes............    (20.9)      --      (12.9)       --       24.4      1.4       --       0.3
                                                     -----     -----     -----     ------    ------    -----     -----    -----
 Net income (loss)...............................     (5.8)    (27.1)    (43.4)    (143.7)   (109.3)    (8.2)      4.0      3.5
 Preferred stock dividends.......................      1.6       1.9       2.3        4.5       2.4      2.0       1.6      1.5
                                                     -----     -----     -----     ------    ------    -----     -----    -----
Net income (loss) available to common
   stockholders..................................     (7.4)%   (29.0)%   (45.7)%   (148.2)%  (111.7)%  (10.2)%     2.4%     2.0%
                                                     =====     =====     =====     ======    ======    =====     =====    =====

    Our operating results have historically been subject to significant quarterly and annual fluctuations. We anticipate that factors affecting our future operating results will include the timing of significant orders, the timing of new product announcements and releases by us or our competitors, patterns of capital spending by customers, market acceptance of new and enhanced versions of our products, changes in pricing by us or in our industry or the markets served by our customers. In addition, the timing and level of our research and development expenditures could cause quarterly results to fluctuate. We derive a substantial portion of our annual revenues from the sales of a relatively small number of process control metrology systems. Our revenues and operating results for a period may be affected by the timing of orders received or orders shipped during a period. See "Risk Factors--Our largest customers account for a significant portion of our revenues, and our business and operating results could be harmed by the loss of one or more of these customers or by reductions or delays in their purchases of our systems."

    Our quarterly revenues and gross profit margins decreased quarter over quarter for the fourth quarter of 1997 and the first, second and third quarters of 1998 as a result of the recent downturn in the semiconductor device and equipment industries. Our gross profit as a percentage of revenues decreased in the fourth quarter of 1998 as a result of a $1.4 million charge for the writedown of inventory consisting of excess parts for older product lines and parts which design and engineering advances rendered obsolete.

    Our research and development expenses were high in the second quarter of 1998 due to increased material costs for engineering projects. Amortization of intangibles decreased in the first quarter of 1999 because we completed the amortization of some of the technology we acquired from our predecessor company in 1998.

Liquidity and Capital Resources

    Since the purchase of our predecessor company in 1996, we have financed our operations from internally generated funds, sales of equity, and both a revolving credit facility and long term loans with a related party. Our principal liquidity requirements are the financing of working capital, inventories, capital expenditures and debt service.

    Net cash generated by operating activities was $1.2 million for the period from June 14, 1996 to December 31, 1996. Net cash used in operating activities was $2.0 million, $6.9 million and $1.3 million for 1997, 1998 and for the nine months ended September 30, 1999. The increase in cash used by operating activities from 1997 to 1998 was due primarily to our funding of net losses and a decrease in accounts receivable due to lower sales, a decrease in current liabilities due to lower purchases, and a write-off of obsolete inventory. The decrease from 1998 to September 30, 1999 was due primarily to a decrease in our net losses as well as the cash impact of an increase in accounts receivable and current liabilities due to increased sales volume.

    Net cash used in investing activities was $0.1 million, $0.6 million, $0.9 million, and $0.6 million for the period from June 14, 1996 to December 31, 1996, for 1997 and 1998, and for the nine months ended September 30, 1999. Capital expenditures for 1997 were primarily used to upgrade computer systems and for leasehold improvements to relocate our sales and service facility in California. Capital expenditures for 1998 and 1999 were primarily used to establish our new manufacturing and customer training facility in New Jersey. Capital expenditures for 1999 are not expected to exceed $1.0 million.

    Net cash provided by financing activities was $0.5 million, $1.2 million, $8.0 million and $1.7 million for the period June 14, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998, and the nine months ended September 30, 1999, and was principally provided by loans and an equity investment by a related party.

    In June 1996, our predecessor company was purchased in a leveraged transaction. In order to finance the transaction, we issued a senior term note and a senior subordinated note in the principal amounts of $16.0 million and $11.0 million. We also issued $1.5 million of common stock and $5.4 million of preferred stock. The senior term note bears interest at an annual rate of prime plus 1.75%, with the principal required to be repaid on a quarterly basis from 1997 to 2002. The senior subordinated note bears interest at an annual rate of prime plus 4.0%, with the principal to be repaid in its entirety in 2003. Our preferred stock accrues dividends cumulatively at a rate of 8% per year. No dividends on the preferred stock have been declared or paid.

    In conjunction with our issuance of the senior notes, we obtained a revolving line of credit with The State Board of Administration of Florida in an aggregate principal amount not to exceed $8.0 million. The revolving line of credit bears interest at an annual rate of prime plus 1.5%, which was 9.75% at September 30, 1999. The maximum amount of the revolving line of credit was increased to $12.0 million in 1998. At September 30, 1999, available borrowings under this revolving line of credit totaled $1.4 million.

    In July 1998, we issued 4,115,021 shares of Class A common stock and Class B common stock with proceeds of $3.0 million. The shares of common stock were offered to our existing stockholders in a private transaction. The proceeds from the issuance of the capital stock were used for general corporate purposes.

    In November 1998, we issued a junior subordinated note in the principal amount of $7.0 million, of which we had been advanced a total of $6.4 million as of September 30, 1999. The unpaid principal amount of the junior subordinated note bears interest at an annual rate of 14%. The junior subordinated note matures on July 31, 2001.

    We may at any time prepay, without premium or penalty, all or any portion of our outstanding debt. We intend to apply a substantial portion of the net proceeds of this offering to the repayment in full of the principal and accrued interest on our outstanding debt. See "Use of Proceeds."

    We believe that the net proceeds from this offering, a working capital line of credit which we expect to obtain before this offering and cash generated from operations, if any, will be adequate to meet our anticipated cash needs for working capital and capital expenditures for the twelve months following this offering. Historically, we have received financial support from our stockholders. Because of the operating losses we reported in 1998 and 1999, we would not have been in compliance with the financial ratios we are required to maintain under the terms of our outstanding debt had our lender not waived such noncompliance through September 30, 1999. We anticipate that we will not be in compliance with these ratios through the date of this offering. We are currently attempting to secure a working capital line of credit which would become available following this offering. We cannot assure you, however, that we will able to secure such a credit facility on commercially reasonable terms, or at all.

    A significant shareholder has agreed to provide us with funding, if necessary, to enable us to continue to liquidate our liabilities in the ordinary course of business and to fulfill our obligations as they come due through the earlier of (1) this offering and the concurrent repayment of all outstanding debt or (2) December 31, 2000.

    Our future capital requirements will depend on many factors, including the timing and amount of our revenues and our investment commitments, which will affect our ability to generate additional cash. Thereafter, if cash generated from operations and financing activities is insufficient to satisfy our working capital requirements, we may seek additional funding through bank borrowings, sales of securities or other means. There can be no assurance that we will be able to raise any such capital on terms acceptable to us or at all.

Year 2000 Issue

    The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century of the year. Many existing electronic systems, including computer systems, use only the last two digits to refer to a year. Therefore, these systems may recognize a date using "00" as 1900 rather than the year 2000. If not corrected, these electronic systems could fail or create erroneous results when addressing dates on and after January 1, 2000.

    In assessing the potential effect of the Year 2000 Issue on us, we determined that we needed to evaluate four general areas:

  .  Supplier relationships;

  .  Internal infrastructure;

  .  Products sold to customers; and

  .  Other third-party relationships.

    Supplier Relationships. We identified our significant suppliers and subcontractors and asked them to provide us with an assessment of their Year 2000 readiness. To date, we have received responses from a substantial majority of our key suppliers, most of which indicated that they are in the process of developing and implementing remediation plans. However, we have no means of ensuring that suppliers and subcontractors will be Year 2000 ready. The inability of suppliers or subcontractors to complete their Year 2000 resolution process in a timely fashion could seriously harm our operating results.

    Based on our inquiries and the public disclosures of our material customers and suppliers such as Intel and Coherent, we have a high degree of confidence in their Year 2000 readiness. A minority of our suppliers, none of which we consider to be key suppliers, has not yet provided us with an assessment of their Year 2000 readiness. If any of these suppliers is not able to provide us with its products in a timely manner, then we will attempt to locate alternative suppliers. Although we have identified alternative suppliers for most components, we have not negotiated any terms with these suppliers. Our temporary inability to come to terms with alternative suppliers could render us unable to deliver our products and services for some period of time. We believe that this eventuality represents our reasonably likely worst case scenario for the Year 2000.

    Internal Infrastructure. The Year 2000 Issue could also affect our internal systems, including both our information technology and non-information technology systems. We have completed an assessment of our material internal information technology systems, including third-party software and hardware technology. Based upon representations received from these third-party software and hardware suppliers, and in some instances the implementation of Year 2000 software upgrades, we do not believe that our material internal information technology systems will be affected by the Year 2000 Issue. We have also initiated an assessment of our non-information technology internal systems, such as our test equipment. We anticipate completion of this assessment in the fourth quarter of 1999. Based on our preliminary assessment, we do not believe that our non-information technology internal systems will be affected by the Year 2000 Issue. However, we may experience serious unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

    Products Sold to Customers. We have completed our inventory and assessment of our products' Year 2000 readiness utilizing testing guidelines prepared by Sematech, a consortium of suppliers to worldwide semiconductor manufacturers. Our new products are designed to be Year 2000 ready, but some of our older products will require upgrades for Year 2000 readiness. We have completed upgrades for our product, and have made these upgrades available to our customers. Notwithstanding such efforts, any failure of our products to perform, including system malfunctions due to the onset of Year 2000, could result in claims against us, which could distract our management and seriously harm our business and operating results. Moreover, our customers could choose to convert to other Year 2000 ready products in order to avoid such malfunctions, which could also seriously harm our business and operating results.

    We do not currently have any information concerning the Year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience significant costs to remedy problems, or they may face litigation costs. In either case, the Year 2000 Issue could reduce or eliminate the budgets that current or potential customers could have for purchases of our products and services. As a result, our business and operating results could be seriously harmed.

    Other Third-Party Relationships. We rely on outside vendors for utilities and telecommunication services as well as climate control, building access and other infrastructure services. We are not capable of independently evaluating the Year 2000 compliance of the systems utilized to supply these services. We cannot assure you that these suppliers will resolve any or all Year 2000-related problems with these systems before the occurrence of a material disruption to our business. Any failure of these third parties to resolve Year 2000-related problems with their systems in a timely manner could harm our business and operating results.

    We have not developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations, and we do not plan to do so in the future. Any investigations we have undertaken with respect to the Year 2000 Issue have been funded from available cash, and these costs have not been separately accounted for. To date, these costs have not been significant, and we do not expect that our future expenditures for Year 2000 remediation will be material.

Impact of Recent Accounting Pronouncements

    During June 1998, as amended in July 1999 for Statement No. 137, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Investments and Hedging Activities," known as SFAS 133. Based on our current operations, we have concluded that the future adoption of SFAS 133 will have no impact on our operations or financial position.

                                    BUSINESS

Overview

    We are a worldwide leader in the design, development, manufacture and support of high-performance process control metrology systems used in semiconductor device manufacturing. Our proprietary systems measure the thickness and other properties of thin films applied during various steps in the manufacture of integrated circuits, enabling semiconductor device manufacturers to improve yields and reduce overall production costs. We provide our customers with a full-fab metrology solution by offering families of systems that meet their transparent and opaque thin film measurement needs in various applications across the fabrication process. Our two primary families of metrology solutions offer leading-edge metrology technology, flexible systems cost-effectively designed for specific manufacturing applications and a common production-worthy automation platform, all backed by worldwide support.

    Our objective is to be the premier worldwide provider of thin film metrology systems to semiconductor device manufacturers. To extend our technology leadership position, we intend to continue to invest in research and development. In addition, we plan to focus our resources, including our global support network, on understanding the needs of leading semiconductor device manufacturers in order to best position ourselves to be the system of choice when device manufacturers and foundries upgrade their fabrication techniques in response to advances in semiconductor technology. We also intend to leverage our technical heritage and extensive thin film measurement expertise to expand our customer relationships and to continue to develop complementary metrology applications.

    Since 1940, our technological leadership has earned us a reputation for metrology excellence, and we believe that we have the largest installed base of ellipsometers in the world. Our customers include most major semiconductor device manufacturers worldwide, including Intel, AMD, Chartered Semiconductor, Fujitsu, Hyundai, IBM, Lucent, Philips, Samsung, ST Microelectronics, Texas Instruments, TSMC, Toshiba and UMC.

Industry Background

 Growth of the Semiconductor Market

    The semiconductor industry has experienced significant growth over the past decade. Dataquest estimates that despite year-to-year fluctuations, worldwide semiconductor sales will increase from approximately $136 billion in 1998 to approximately $251 billion in 2002. This increase in demand is driven by growth in traditional markets for semiconductors such as data processing, including personal computers, and telecommunications, especially wireless communications. The explosive growth of Internet usage and the proliferation of advanced consumer electronic products have also increased demand, and have made semiconductors virtually ubiquitous in most electronic products.

 The Semiconductor Device Manufacturing Process

    Semiconductor integrated circuits, commonly called ICs or chips, consist of components, typically transistors, along with interconnect circuitry that connects the components. ICs are manufactured on silicon bases called wafers, which are processed through a series of machines where they are ground smooth and chemically polished. They then become the starting material for fabrication, the central process in manufacturing integrated circuits.

    Fabrication involves several complex and repetitive processing steps, including diffusion, photolithography, deposition, etching, chemical mechanical planarization (CMP) and ion implantation, during which numerous copies of an integrated circuit are formed on a single wafer. These processes are constantly monitored and wafers are measured at each step to ensure that chips are fabricated to exacting specifications in a cost-effective manner. The fabrication process typically creates eight to 30 very thin patterned layers on each wafer, which are then cut into individual chips or die.

    Initially, a wafer is pre-cleaned using high-purity, low-particle chemicals and then heated and exposed to ultra-pure oxygen in diffusion furnaces under carefully controlled conditions. This diffusion process forms a silicon dioxide film of uniform thickness on the surface of the wafer. The wafer is then subjected to deposition, a process in which very thin films of either electrically insulating or electrically conductive material are deposited on its surface. Insulating films, or dielectrics, are primarily transparent, while conductive films are primarily opaque. The three principal methods of deposition are chemical vapor deposition (CVD), physical vapor deposition (PVD) and electrofill. Deposition of multiple layers of thin films creates electrically active regions in the wafer and on its surface. Depending on the specific design of an integrated circuit, film thickness will vary and different numbers of layers and film types will be utilized to achieve a targeted performance level.

    The deposition of these film layers occurs in series with other processes that create circuit patterns, remove portions of film layers, implant electrically charged ions and perform other functions such as heat treatment, measurement and inspection. Photolithography, for example, is used to create circuit patterns on the face of the wafer. A light-sensitive film, called photoresist, is applied to the wafer, which is exposed to intense light. The wafer is then "developed" when the exposed photoresist is removed to expose newly created circuit patterns.

    The developed wafer may be exposed to a chemical solution or plasma so that areas not covered by the hardened photoresist are etched away. This etching process selectively removes material from the surface of the wafer to create device structures. To meet the processing challenges posed by new materials such as copper, manufacturers are increasingly using a new process step, CMP, in place of etching. CMP removes uneven film material from the wafer, creating an extremely flat surface for the patterning of subsequent film layers. The wafer can also be subjected to an ion implantation process, in which electrically charged ions are introduced into selected areas on the wafer to alter the electrical characteristics of the resulting device.

    This series of processes is repeated several times until the last layer of structures on the wafer is completed. After completion of the last layer, a passivation coating is applied to protect the circuit from damage and contamination. Openings are etched in this film to allow access to the top layer of metal by electrical probes and wire bonds. The functionality of each chip on the wafer is then inspected and tested before shipment.

 Rising Demand for Process Control Metrology Systems

    Process control metrology is used by semiconductor device manufacturers to analyze product and process quality at critical steps in the integrated circuit manufacturing process in order to identify, diagnose and minimize fabrication defects. Dataquest estimates that sales of process control metrology systems and tools will increase at a compound annual growth rate of 22.3% from approximately $1.7 billion in 1998 to approximately $3.8 billion in 2002. We believe that thin film measurement metrology constitutes between 15% and 25% of this market.

    The semiconductor device manufacturing industry is experiencing several trends that are increasing the demand for process control metrology systems and heightening the need for metrology technology that can deliver a higher degree of accuracy and repeatability:

    Transition to Copper. Copper metal layers are increasingly replacing aluminum as the interconnect of choice for advanced integrated circuits. While copper has greater performance potential than aluminum, its use requires new challenging processing methodologies.

    Development of Smaller Feature Geometries. The development of smaller feature geometries, 0.18 micron and below, enables device manufacturers to produce greater numbers of integrated circuits, or die, per wafer. Yet as geometry linewidths decrease, manufacturing yields become increasingly sensitive to the magnitude of processing defects.

    Migration to 300 Millimeter Wafers. The migration to larger wafer sizes, 200 millimeter wafers today and moving to 300 millimeters, scales the rate at which semiconductor device manufacturers can produce integrated circuits, also known as throughput, by vastly increasing the number of die per wafer. Nevertheless, processing larger wafers both expands the complexity of manufacturing and increases the cost of manufacturing process mistakes.

    Introduction of Chemical Mechanical Planarization. The introduction of new manufacturing processes, such as CMP in place of etch, is increasing the complexity of some processing steps, heightening the need for more accurate measurement and process control.

    Transition to New Dielectrics. Semiconductor device manufacturers are utilizing new materials such as low-k and high-k dielectrics to improve device performance. Both memory and logic device manufacturers are requiring new metrology solutions to help control the electrical capacitance of these advanced transparent films.

    Shortening of Product Life Cycles. The product life cycles of semiconductor devices continues to shorten, making the early achievement of high manufacturing yields critical to device manufacturers' profitability. The maximization of yields, or the number of good die per wafer, requires the use of metrology across the fab to ensure that manufacturing processes are accurate and can be repeated on a consistent basis without a disqualifying level of defects, known as repeatability.

 Traditional Process Control Metrology Systems and Their Limitations

    Metal and Opaque Thin Film Metrology Systems. Traditional process control metrology systems for measuring metal and other opaque thin films can generally be divided into contact and non-contact techniques. Contact techniques include:

  . four-point probes, which are instruments that measure the resistivity of thin films by contacting the film with four closely spaced metal probes;

  . sectioning technologies, which analyze samples made by cutting the wafer for measurement; and

  . profilometry, in which a stylus is scanned over the surface of a test wafer.

Existing non-contact, non-destructive metal and opaque metrology techniques include surface acoustic and x-ray technologies.

    Traditional metrology systems utilizing these technologies have had limited success meeting the accuracy and repeatability demands of new manufacturing processes such as CMP and new materials such as copper. The efficacy of these systems is further strained by the ever shrinking feature sizes and geometries of integrated circuits. In addition, while semiconductors composed of multi-layer film stacks are becoming increasingly common, existing metrology systems are generally incapable of simultaneously measuring more than two layers in these stacks.

    Finally, the industry is moving away from using contact techniques, which require the use of non-productive test wafers, toward using non-contact techniques to measure product wafers. The transition to measuring product wafers is being driven by manufacturers' inability to adequately control the manufacturing process using test wafers alone as well as the costs associated with the processing and destruction of test wafers.

    Transparent Thin Film Metrology Systems. The most widely used technologies to measure the thickness and properties of transparent thin films have been reflection spectrometry and ellipsometry. Reflection spectrometers, or reflectometers, use software algorithms to analyze the wavelength of light reflected from the surface of a wafer after the light has passed through one or more transparent films. Ellipsometers measure the change of polarization of reflected light from the surface of a wafer.

    Both ellipsometry and reflection spectrometry suffer from accuracy and efficiency problems analogous to those posed for metal and opaque metrology systems. In the case of transparent thin films these problems are exacerbated by the fact that recent generations of film deposition tools are depositing several films at one time, requiring measurements of stacked multi-layer films. However, in most applications reflectometers are more suitable for measuring thicker films whereas ellipsometers are more suitable for measuring very thin films. Thus, neither system alone generates sufficient data to simultaneously determine the thicknesses and other properties of film stacks with the precision and repeatability device manufacturers demand.

The Rudolph Full-Fab Solution

    We are a worldwide leader in the design, development, manufacture and support of high-performance process control metrology systems used in semiconductor device manufacturing. Our proprietary systems non-destructively measure the thickness and other properties of thin films applied during various steps in the manufacture of integrated circuits, enabling semiconductor device manufacturers to increase yields and lower overall production costs. We provide our customers with a flexible full-fab metrology solution by offering families of systems that meet their transparent and opaque thin film measurement needs in various applications across the fabrication process. Our two primary families of metrology solutions offer leading-edge metrology technology, flexible systems cost-effectively designed for specific manufacturing applications and a common production-worthy automation platform, all backed by worldwide support.

    We design our systems with the flexibility to allow our customers to mix and match tools both within and across our product lines to provide cost-effective solutions that meet their specific manufacturing applications. Our primary transparent and opaque thin film measurement systems are all built on our production-worthy Vanguard common automation platform, which has been in production since the spring of 1997. The Vanguard platform, which provides a common software system, user interface, and hardware base for our systems, received the Editor's Choice Award for Best Product by Semiconductor International in 1998. We also provide our customers with direct service and application support worldwide, which is dedicated to ensuring tool uptime and promoting additional applications for our solutions across the fab.

    Metal and Opaque Thin Film Measurement Solutions. Our MetaPULSE family of metrology systems incorporates our proprietary technology for optical acoustic metrology, which allows customers to simultaneously measure the thickness and other properties of up to six metal or other opaque film layers in a non-contact manner on product wafers. By minimizing the need for test wafers, MetaPULSE enables our customers to achieve significant cost savings. We believe that we currently offer the only systems that can non-destructively measure up to six metal film layers with the degree of accuracy semiconductor device manufacturers demand.

    Our MetaPULSE systems use ultra-fast lasers to generate sound waves that pass down through a stack of metal or opaque films such as copper and aluminum, sending back to the surface an echo which is detected and analyzed. These systems precisely measure the films with Angstrom accuracy and sub-Angstrom repeatability at high throughputs. This accuracy and repeatability is critical to semiconductor device manufacturers' ability to achieve higher manufacturing yields with the latest fabrication processes.

    In addition to measuring thickness, MetaPULSE systems provide critical information about the properties of a film stack, such as detection of missing layers during deposition, which is not available from traditional single-layer test wafer metrology. We therefore believe that MetaPULSE offers significant cost and performance advantages to customers depositing multi-layer film stacks. As the industry moves toward the widespread adoption of copper metalization, we believe that MetaPULSE systems will become even more widely used to control device process parameters.

    Transparent Film Measurement Solutions. Our SpectraLASER line of transparent film metrology systems provides precise and repeatable measurements of an ever-increasing library of new thin films by incorporating our proprietary and patented ellipsometer technology. Our patented technology, which uses four lasers operating simultaneously at multiple angles and wavelengths, provides our systems with an inherently stable design, significantly improving the repeatability of the original manufacturing process. In addition, our use of long life solid state lasers rather than the traditional white light sources of competitive systems reduces maintenance costs and minimizes the cost and time required to re-qualify a light source when it is replaced. SpectraLASER systems can also incorporate reflectometry technology, which is often more suitable for measuring thicker films. The addition of reflectometry technology to our SpectraLASER systems allows simultaneous measurement using both technologies, addressing a trend in the industry to use film stacks composed of an increasing number of layers of different films without compromising throughput in the fab.

    To complement our SpectraLASER family of transparent film metrology systems, we have developed our Matrix Metrology family of systems, which we plan to introduce in September 1999 at the Semicon Taiwan industry conference. These systems incorporate advanced ellipsometry and reflectometry technologies. Each model is specifically configured in its hardware and software architecture to provide an optimized metrology solution for a specific semiconductor process application, such as CMP, diffusion or etch. Our Matrix Metrology line, when combined with our existing families of metrology systems, is designed to provide customers with a flexible full-fab line of metrology solutions for transparent and opaque thin films, all built on our award-winning Vanguard automation platform.

Strategy

    Our objective is to be the premier worldwide provider of advanced thin film measurement metrology solutions for the semiconductor device manufacturing industry. Key elements of this strategy include:

    Extend Technology Leadership. We believe that our proprietary technology and our extensive metrology expertise provide us with a technological advantage over competing thin film metrology system manufacturers. We further believe that technical innovation will continue to be one of the leading drivers for market acceptance of new metrology systems in an industry characterized by rapid product life cycles and continuous semiconductor performance gains. Accordingly, we intend to continue to invest in research and development to extend our technology leadership position. We currently have 17 holders of Ph.D. degrees and 8 holders of M.S. degrees on our 49-member development staff, representing over 50% of this staff. In addition, we maintain a close relationship with Brown University, which we use to leverage our technology development efforts. We may also acquire complementary technologies and form new strategic alliances to further expand our technology expertise.

    Focus on Understanding the Needs of Leading Semiconductor Device Manufacturers. We intend to maintain our emphasis on the needs of leading semiconductor device manufacturers. We focus our resources on understanding selected customers through close technical relationships at the operating and management levels. We believe this strategy provides us with a first-mover advantage in developing and qualifying products at each technology inflection point when our customers alter their fabrication techniques in response to advances in semiconductor technology. Due to the high costs of technical modifications and production line downtime, semiconductor device manufacturers are reluctant to switch to competing vendors' technologies during the life of a production line, which underscores the importance of being selected for next-generation products. Further, the selection of our systems by recognized industry leaders is an endorsement which enhances our ability to market our metrology systems to a broader set of semiconductor device manufacturers.

    Increase Sales to Existing Customers. We intend to continue to develop and expand our extensive customer relationships in order to increase sales of new systems. Tracing our technical heritage to 1940, we have developed a longstanding reputation for technological leadership as a global producer of highly accurate and reliable systems. We believe that we have the largest installed base of ellipsometers in the world, and that our ellipsometry metrology systems are used by most major semiconductor device manufacturers. Our access to such a wide base of current customers and our brand-name recognition provide an opportunity for increased sales of additional systems to our customers without the extensive efforts that would otherwise be required when approaching new customers.

    Seek Opportunities for Strategic Alliances and Joint Development Arrangements. We expect to continue to strengthen our existing customer relationships by seeking opportunities for strategic alliances and joint development arrangements with our customers. Our customers include virtually all of the leading semiconductor device manufacturers with their world-class research and development organizations. We believe that we can significantly leverage our resources in this area through alliances with these customers. Further, we believe that pursuing joint development arrangements with these leading manufacturers will provide us with critical insight into semiconductor industry trends, and could lead to the development of new systems with broad market appeal.

    Develop Complementary Metrology Applications. We plan to leverage our extensive thin film measurement expertise to develop complementary metrology applications. The addition of complementary product offerings will enhance our ability to provide a full-fab solution for a variety of metrology applications. We have, for example, built upon our dominance in metrology used for the diffusion process to develop our Matrix Metrology line of systems optimized for the CMP, diffusion and etch processes. In addition, we have applied our technology for the semiconductor device manufacturing process to develop applications for the magnetic storage industry, such as measuring the thin films applied during the manufacture of hard disk drive storage heads. The modular architecture of the Vanguard platform is designed to enable incorporation of new applications with our current systems in a rapid and cost-effective manner, thereby decreasing downtime and increasing productivity of our customers.

    Capitalize on Our Global Customer Support Network. We presently maintain a worldwide network of sales, service, and applications centers with a highly trained technical and commercial support staff. We intend to continue to invest in this worldwide customer support network. This network, combined with our core team of product technical specialists in New Jersey, has led to our receiving the top ranking among our thin film metrology competitors for the past four years in the annual VLSI Customer Satisfaction Survey. We will continue to provide our customers with dedicated, comprehensive support before, during and after the sale of our systems.

Technology

    We believe that our expertise in engineering, research and development enables us to rapidly develop new technologies and products in response to emerging industry trends. The breadth of our technology enables us to offer our customers a combination of measurement technologies, which we believe is critical for today's advanced thin film metrology applications.

    Optical Acoustics. Optical acoustic metrology involves the use of ultra-fast laser induced sonar for metal and opaque thin film measurement. This technology sends ultrasonic waves into multi-layer opaque films, then analyzes the resulting echoes to determine the thickness of each individual layer simultaneously. The echo's amplitude and phase can be used to detect film properties, missing layers and interlayer problems. Since different phenomena affect amplitude and phase uniquely, a variety of interlayer problems can be detected and measured.

    The use of optical acoustics to measure multi-layer metal and opaque films was pioneered by scientists at Brown University in collaboration with us. The proprietary optical acoustic technology in our MetaPULSE systems measures the thickness of single or multi-layer opaque films ranging from less than 20 Angstroms to greater than five microns. It provides these measurements at a rate of 60 wafers per hour with one to two percent accuracy and 0.5% repeatability. Our optical acoustic technology also enables our MetaPULSE systems to measure film properties on product wafers at existing test sites by using small measurement spots of only ten microns in combination with pattern recognition software algorithms.

    Ellipsometry. Ellipsometry is a non-contact, non-destructive optical technique for transparent thin film measurement. When a surface or interface is struck by polarized light, ellipsometers measure the change in the reflected light's polarization. By measuring at multiple wavelengths, an ellipsometer can determine multiple properties of transparent films. The combination of multiple angles of incidence and multiple wavelength ellipsometry also allows accurate and reliable measurement across a wide range of thicknesses and a wide variety of films and film stacks.

    Since 1977, when we introduced our AutoEL, the industry's first production-oriented, microprocessor-based ellipsometer, we have been an industry leader in ellipsometry technology. We hold patents on several ellipsometry technologies developed by our engineers, including our proprietary technique which uses four lasers for multiple angle of incidence, multiple wavelength ellipsometry. Incorporating this proprietary technology, our SpectraLASER systems provide the accuracy and analytical power of research-grade spectroscopic ellipsometers together with the high throughput required for production applications.

    Reflectometry. For applications requiring broader spectrum coverage, some ellipsometry tools are also equipped with a reflectometer. Reflectometry uses white light to determine the properties of transparent thin films by analyzing the wavelength of light reflected from the surface of a wafer. This light is analyzed with software algorithms to determine film thickness and, in some cases, other material properties of the measured film. Reflectometry is often more suitable for measuring thicker films, whereas ellipsometry is often more suitable for measuring very thin films. Thus, neither system alone is capable of accurate and reliable measurements over the full range of film thickness.

    Using state-of-the-art deep ultraviolet reflectometers along with our proprietary ellipsometry tools, our SpectraLASER systems have the ability to simultaneously measure the thickness and optical properties of films ranging in thickness from 20 Angstroms to several microns. When introduced, our Matrix Metrology systems will also incorporate next-generation reflectometry technology to enhance their metrology performance in a broad range of semiconductor device manufacturing applications.

Products

    Our thin film measurement systems are non-contact, non-destructive metrology systems capable of measuring thin film properties across the wafer with a high degree of precision and repeatability. Our thin film measurement solutions consist of five product families, three of which are built on our Vanguard automation platform. In 1977 we introduced the industry's first production-oriented, microprocessor-based ellipsometer, the AutoEL. As semiconductor device manufacturing technology continued to advance rapidly, we developed our second product family, the FOCUS ellipsometer. More recently, we introduced two additional product families, the SpectraLASER family of transparent thin film measurement systems and the MetaPULSE family of systems for measuring metal and other opaque films. Finally, at the Semicon Taiwan industry conference in September 1999, we plan to introduce our new line of Matrix Metrology systems optimized for the CMP, diffusion and etch processes. All of our SpectraLASER, MetaPULSE and Matrix Metrology systems will be produced on our common Vanguard automation platform.

    The following table summarizes various features of our principal products:

                      Year of
   Product Line     Introduction  Principal Applications        Price Range
------------------  ------------ ------------------------- ---------------------
MetaPULSE Systems       1997                               $900,000-$1.6 million
  MetaPULSE 200
    (five models)                Deposition, CMP, CVD, PVD
  MetaPULSE 300
    (five models)                Deposition, CMP, CVD, PVD
SpectraLASER
  Systems               1997                               $350,000-$900,000
  SpectraLASER 200               CMP, Diffusion, CVD, PVD,
    (four models)                 Lithography, Etch
  SpectraLASER 300               CMP, Diffusion, CVD, PVD,
    (four models)                 Lithography, Etch
Matrix Metrology
  Systems               1999                               $400,000-$1.0 million
  Matrix Metrology
    S200 CMP                     CMP
  Matrix Metrology
    S200 Etch                    Etch
  Matrix Metrology
    S200 Diffusion               Diffusion
  Matrix Metrology
    S300 CMP                     CMP
  Matrix Metrology
    S300 Etch                    Etch
  Matrix Metrology
    S300 Diffusion               Diffusion
FOCUS Series            1991                               $200,000-$600,000
  FOCUS FE III                   Diffusion, Etch, CMP, CVD
  FOCUS FE VII                   Diffusion, Etch, CMP, CVD
  CALIBER 300                    Diffusion, Etch, CMP, CVD
AutoEL Series           1977                               $20,000-$100,000
  AutoEL III
    Ellipsometer                 Diffusion, Thin Films
  AutoEL IV
    Ellipsometer                 Diffusion, Thin Films

 MetaPULSE

    Our MetaPULSE product family uses non-destructive optical acoustic technology to simultaneously measure up to six layers of metal or other opaque thin films with a broad range of thicknesses. Because it requires only a ten micron measurement spot, MetaPULSE is able to deliver reliable measurement on existing test spots on product wafers, reducing the cost associated with using test wafers. MetaPULSE can also detect many problems and film properties that remain invisible to traditional single-layer metrology systems. To date, we have sold or received orders for over 35 MetaPULSE systems worldwide, including some that have been deployed in copper interconnect production applications.

    MetaPULSE 200. Our MetaPULSE 200 system is the first production metal and opaque thin film metrology system that simultaneously measures up to six layers in a multi-layer metal film stack while providing early detection of problems due to missing layers, poor adhesion and interlayer reaction and the roughness of top and buried layers. It delivers the Angstrom accuracy and sub-Angstrom repeatability demanded by semiconductor device manufacturers at high throughput of up to 60 product wafers per hour.

    MetaPULSE 300. Our MetaPULSE 300 incorporates all of the features of our MetaPULSE 200 system and is configured to measure 300 millimeter product wafers.

 SpectraLASER

    Our SpectraLASER family of transparent thin film measurement systems incorporates our proprietary ellipsometry techniques, which uses multiple angle of incidence, multiple wavelength ellipsometry to deliver the accuracy and analytical power of research-grade spectroscopic ellipsometers with the high throughput required for production applications. SpectraLASER's four-laser array provides ellipsometry at wavelengths across the spectrum from deep blue to near infrared, a broader range of wavelengths than most competitive systems. These features give our SpectraLASER systems the analytical power to quickly and easily characterize new processes, solve film metrology problems and qualify new process tools. Our SpectraLASER systems combine these ellipsometry technologies with a deep ultraviolet reflectometer, enabling them to measure a broader range of film thicknesses and enhancing their ability to handle current and future generation lithography applications.

    The laser light sources employed by our SpectraLASER systems allow them to provide repeatable measurements for powerful transparent film process control. Intense laser light allows fast, small-spot measurements on product wafers in CMP, CVD, diffusion, lithography and etch applications. Unlike the white light sources used in many competing products, which begin to degrade in weeks and require lamp changes every few months, the solid state lasers in our SpectraLASER systems deliver stable light output for two to three years. In addition, because a laser light source is preconfigured to emit light at a particular wavelength, users of our SpectraLASER systems need not undergo a lengthy recalibration process each time they replace a light source.

    SpectraLASER 200. Our SpectraLASER 200 simultaneously emits laser light at multiple wavelengths and uses multiple angles of incidence for data acquisition, measuring a spectrum of optical properties at each wavelength. The SpectraLASER 200 accepts 100 millimeter and 200 millimeter wafers at throughput of up to 100 wafers per hour.

    SpectraLASER 300. Our SpectraLASER 300 incorporates all of the features of our SpectraLASER 200 product, and accepts 200 millimeter and 300 millimeter cassettes or 300 millimeter pod loaders at throughput of up to 80 wafers per hour.

 Matrix Metrology Systems

    Our Matrix Metrology systems will further enhance our full-fab solution and allow our customers to mix and match technologies to fit their production needs. We plan to offer several specialized Matrix Metrology systems designed for use in specific semiconductor device manufacturing applications. These Matrix Metrology systems will include:

    Matrix Metrology S200 CMP. Our Matrix Metrology S200 CMP system, designed for use in the CMP phase of the semiconductor device manufacturing process, will offer a high throughput 120 wafer-per-hour visible reflectometer and a 110 wafer-per-hour long life helium neon gas laser ellipsometer.

    Matrix Metrology S200 Etch. Our Matrix Metrology S200 Etch system, designed for use in the etch phase of the semiconductor device manufacturing process, will have all of the features of the S200 CMP product, and will also provide customers with a 780 nanometer ellipsometer.

    Matrix Metrology S200 Diffusion. Our Matrix Metrology S200 Diffusion system, designed for use in the diffusion phase of the semiconductor device manufacturing process, will have all of the features of our S200 Etch and S200 CMP systems, along with a 458 nanometer ellipsometer and a deep ultraviolet 190-470 nanometer reflectometer.

    Matrix Metrology S300 CMP, Etch and Diffusion. Our Matrix Metrology S300 CMP, Etch and Diffusion systems will incorporate all of the features of our Matrix Metrology S200 CMP, Etch and Diffusion systems and will be configured to measure 300 millimeter product wafers.

 Vanguard Automation Platform

    Our Vanguard automation platform provides a common hardware, software and automation system for our MetaPULSE, SpectraLASER and Matrix Metrology families. The modular nature of the Vanguard platform will enable our customers to upgrade their MetaPULSE, SpectraLASER and Matrix Metrology systems and integrate new applications into their existing systems in a rapid and cost-effective manner. By using the same Vanguard platform, our customers can minimize the amount of equipment configuration and employee training required to modify their metrology systems in response to changing production demands.

 FOCUS Series

   In the early 1990s, semiconductor manufacturing technology advanced rapidly with the proliferation of 200 millimeter wafers and line widths under one micron. In response to this industry trend, we introduced the FOCUS ellipsometer family. Based on our patented Focused Beam measurement technology, our FOCUS series of ellipsometers offered increased repeatability and accuracy as well as a greater degree of automation and cleanliness for our customers. We believe that the ability to handle complex applications has made our FOCUS ellipsometers an industry standard in film thickness metrology.

   FOCUS FE III. Our FOCUS FE III system provides a low cost 100 to 200 millimeters automated ellipsometer using our dual wavelength Focused Beam technology. It directly measures sample wafers with a small spot at multiple angles of incidence.

   FOCUS FE VII. Our FOCUS FE VII system is designed for high volume, sub-micron device manufacturing requiring superior film thickness and index of refraction measurements in diffusion, etch, CMP and CVD applications. Using the same type of Focused Beam technology as the FOCUS FE III, our FOCUS FE VII can provide accurate results for both film composition and film thickness.

   CALIBER 300. Our Caliber 300 was one of the first commercial, production-oriented ellipsometers to measure 300 millimeter wafers. Caliber 300 combines our patented Focused Beam technology with an ultra-fast wafer handler.

 AutoEL Series

   In 1977, our predecessor company developed the industry's first production-oriented, microprocessor-based ellipsometer, the AutoEL. Our AutoEL series of ellipsometers offers customers a fully automated desktop solution with long-term repeatability and thin film precision. Using our proprietary Ellipto MAP software, the AutoEL family of ellipsometers can display maps of film thickness, refractive index and absorption, as well as the optical constants of bare substrates. Film thicknesses and refractive index data points measured and calculated by the AutoEL can be automatically downloaded to a personal computer where the data can be displayed immediately or stored on a disk for off-line processing.

   AutoEL III Ellipsometer. Our AutoEL III family of ellipsometers provides low-cost tabletop automatic tools for routine measurements of thickness and index. Its operating wavelength is 633 nanometers.

   AutoEL IV Ellipsometer. Our AutoEL IV ellipsometers have the same specifications as our AutoEL III and operate at wavelengths of 405 nanometers, 546 nanometers and 633 nanometers.

Customers and End Users

   We sell our products worldwide to over 100 semiconductor device manufacturers, including both independent semiconductor device manufacturers and foundries throughout the world. We seek to establish and maintain close and mutually beneficial relationships with our customers by consistently providing them with superior service and support. In each of the years from 1996 through 1999, we received the number one ranking among our competitors in the annual VLSI Customer Satisfaction Survey. Customers and end users from which we have received a total of at least $1.0 million in revenues since January 1, 1997 include:

    Anam                              IBM                           Siemens+
    Advanced Micro Devices            Intel                         Texas Instruments
    Applied Materials                 LSI Logic                     TSMC
    Fujitsu*                          NEC*                          Toshiba*
    Hitachi Nippon Steel              Philips+                      Winbond Electronics

  * We sell our products to these end users through our exclusive distributor in Japan.
  + Historically, we sold our products to these end users through our distributor in Europe. Currently, we sell our products directly to customers in Europe.

    We believe that our top customers and end users are among the fastest growing manufacturers in the semiconductor device industry. In addition, we have a diverse customer and end user base in terms of both geographic location and type of semiconductor device manufactured. Our customers and end users are located in 24 different countries.

    As part of our strategy of developing complementary metrology applications for our systems, we have built on our technology for the semiconductor device manufacturing process to develop applications for the magnetic storage industry. Our customers include Seagate Technology and other leading magnetic storage device manufacturers.

    We depend on a relatively small number of customers and end users for a large percentage of our revenues. In the combined year 1996, in 1997 and 1998 and in the nine months ended September 30, 1999, sales to customers and end users that individually represented at least five percent of our revenues accounted for 18.0%, 7.7%, 43.2% and 52.5% of our revenues. In the combined year 1996 and in 1997, no individual customer or end user accounted for more than 10% of our revenues. In 1998, sales to Intel and Advanced Micro Devices accounted for 19.8% and 11.1% of our revenues. In the nine months ended September 30, 1999, sales to Intel accounted for 34.2% of our revenues. In addition, a significant portion of our revenues in each quarter and year has been derived from sales to particular distributors. These distributors purchase our products for ultimate distribution to customers in particular geographic regions. We do not have purchase contracts with any of our customers, end users or distributors that obligate them to continue to purchase our products, and these customers, end users and distributors could cease purchasing our products at any time. See "Risk Factors--Our largest customers and end users account for a significant portion of our revenues, and our business and operating results could be harmed by the loss of one or more of these customers or end users or by reductions or delays in their purchases of our systems" and "Risk Factors-- We rely on independent sales representatives and distributors for a significant portion of our sales, and a disruption in our relationships with these representatives or distributors could have a negative impact on our sales."

    We schedule production of our systems based upon order backlog and informal customer forecasts. We include in backlog only those orders to which a purchase order number has been assigned by the customer and for which delivery has been specified within 12 months. Because shipment dates may be changed and customers may cancel or delay orders with little or no penalty, our backlog as of any particular date may not be a reliable indicator of actual sales for any succeeding period. At September 30, 1999 we had a backlog of approximately $13.7 million compared with a backlog of approximately $6.95 million at December 31, 1998.

Research and Development

    The thin film transparent and opaque process control metrology market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to existing products is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to research and development programs. At September 30, 1999, our research and development staff was comprised of 49 persons, including 17 holders of Ph.D. degrees and 8 holders of M.S. degrees. The efforts of our research and development engineers have consistently received significant industry recognition. For example, our MetaPULSE product received Photonics magazine's Circle of Excellence Product of the Year Award in 1999.

    The core competencies of our research and development team include metrology systems for high volume manufacturing, ellipsometry, ultra-fast optics, picosecond acoustic and optical design, advanced metrology application development and algorithm development. We have been granted or hold exclusive licenses to eleven U.S. and foreign patents covering technology in the transparent thin film measurement, altered material characterization and picosecond ultrasonic areas. We also have 15 pending regular and provisional applications in the U.S. and in other countries.

    To leverage our internal research and development capabilities, we maintain close relationships with leading research institutions in the metrology field including Brown University. Our four year partnership with

Brown University has resulted in the development of the optical acoustic technology underlying our MetaPULSE product line. We have been granted exclusive licenses from Brown University Research Foundation, subject to rights returned by Brown and the United States government for their own non-commercial uses for several patents relating to this technology. The terms of these exclusive licenses are equal to the lives of the patents. We also have the right to support patent activity with respect to new ultra-fast acoustic technology developed by Brown scientists, and to acquire exclusive licenses to this technology. Our royalty expenses owed to Brown for the nine months ended September 30, 1999 were $680,000.

    Our research and development expenditures in 1997, 1998 and the first three quarters of 1999 were $5.8 million, $5.1 million and $3.6 million. We plan to continue our strong commitment to new product development in the future, and we expect that our level of research and development expenses will increase in absolute dollar terms in future periods.


Sales, Customer Service and Application Support

    Our strategy is to develop and expand our close relationships with leading semiconductor device manufacturers worldwide in order to promote customer satisfaction and the ongoing sale of our products. To this end, we maintain an extensive network of direct sales, customer service and application support offices in several locations throughout the world. We maintain sales, service or applications offices in California, New Jersey, Texas, Germany, Holland, Ireland, Israel, Korea, and Taiwan.

    To leverage the capabilities of our direct sales, customer service and application support team of 56 employees, we make use of leading independent sales organizations in selected geographic regions. We believe that these organizations significantly enhance our sales capabilities in the regions they serve without requiring a significant capital outlay from us. For example, in Japan we have maintained a close relationship with Tokyo Electron Limited, or TEL, the largest semiconductor capital equipment manufacturer in Japan, for more than ten years. TEL purchases our products directly for ultimate distribution to customers throughout Japan, and maintains a dedicated sales, service and applications organization of 18 professionals to support our products. TEL has offices at several locations in close proximity to our customers and other Japanese device manufacturers. We also work through sales representatives that maintain support facilities near our customers in Singapore and China, and we make some of our sales through independent representatives in Taiwan and Korea.

    We provide our customers with comprehensive support before, during and after the delivery of our products. For example, in order to facilitate the smooth integration of our tools into our customers' operations, we often assign dedicated, site-specific field service and applications engineers to provide long-term support at selected customer sites. We also provide comprehensive service and applications training for customers at our new training facility in Ledgewood, New Jersey and at customer locations. In addition, we maintain a group of highly skilled applications scientists at strategically located facilities throughout the world and at selected customer locations. Our customer support operation also offers customers an array of fee-based support services including preventive maintenance, on-call service and applications and service training programs.

    Our products are normally covered under warranty for a period of twelve months. After the warranty period, customers may enter into support agreements for continuing service and applications support.

Intellectual Property

    Our success depends in part upon our ability to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We rely in part on patents to protect our intellectual property. We have been granted or hold exclusive licenses to eleven U.S. and foreign patents. The patents we own or exclusively license have expiration dates ranging from 2005 to 2017. We also have 15 pending regular and provisional applications in the U.S. and other countries. Our patents and applications principally cover various aspects of the transparent thin film measurement and altered material characterization.

    We have been granted exclusive licenses from Brown University Research Foundation, subject to rights retained by Brown and the United States government for their own non-commercial uses, for several patents relating to the optical acoustic technology underlying our MetaPULSE product family. The terms of these exclusive licenses are equal to the lives of the patents. We pay royalties to Brown based upon a percentage of our revenues from the sale of systems that incorporate technology covered by the Brown patents. We also have the right to support patent activity with respect to new ultra-fast acoustic technology developed by Brown scientists, and to acquire exclusive licenses to this technology. Brown may terminate the licenses if we fail to pay royalties to Brown or if we materially breach our license agreement with Brown.

    Our pending patents may never be issued, and even if they are, these patents, our existing patents and the patents we license may not provide sufficiently broad protection to protect our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions and licenses. We also enter into confidentiality agreements with our employees and some of our consultants and customers, and seek to control access to and distribution of our proprietary information. We may be required to initiate litigation in order to enforce any patents issued to or licensed by us, or to determine the scope or validity of a third party's patent or other proprietary rights.

    We are now involved with a patent interference proceeding with Therma-Wave, Inc. In addition, we may in the future be subject to lawsuits by third parties seeking to enforce their own intellectual property rights. Such litigation, regardless of outcome, could be expensive and time consuming, and could subject us to significant liabilities or require us to reengineer our product or obtain expensive licenses from third parties. See "Risk Factors--Protection of our intellectual property rights, or the efforts of third parties to enforce their own intellectual property rights against us, has in the past resulted and may in the future result in costly and time-consuming litigation."

    The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in protecting their proprietary rights against infringement in such countries, some of which are countries in which we have sold and continue to sell products. There is a risk that our means of protecting our proprietary rights may not be adequate. For example, our competitors may independently develop similar technology or duplicate our products. If we fail to adequately protect our intellectual property, it would be easier for our competitors to sell competing products.

Manufacturing

    Our manufacturing strategy is to produce high-quality thin film transparent and opaque process control metrology systems in a cost-effective manner. In order to decrease production costs, we are continuing to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge. Our core manufacturing competencies include electrical, optical and mechanical assembly and testing as well as the management of new product transitions. We expect to rely increasingly on subcontractors and turnkey suppliers to fabricate components, build assemblies and perform other non-core activities in a cost-effective manner.

    Our principal manufacturing activities include assembly, final test and calibration. These activities are conducted in our new state-of-the-art manufacturing and service facility in Ledgewood, New Jersey. While we use standard components and subassemblies wherever possible, most mechanical parts, metal fabrications and critical components used in our products are engineered and manufactured to our specifications. Some of these components and subassemblies, including the lasers we use in some of our products, are obtained from a limited group of suppliers, and occasionally from a single source supplier. The partial or complete loss of one of these suppliers could cause production delays and harm our operating results. See "Risk Factors--We obtain some of the components and subassemblies included in our products from a single source or a limited group of suppliers, and the partial or complete loss of one of these suppliers could cause production delays and harm our operating results."

    We use our Vanguard modular system architecture to produce metrology equipment for both transparent and opaque films. We have realized significant economies of scale in the manufacturing, service inventory, service training and customer repair areas by combining these activities using the common Vanguard architecture.

Competition

    The market for semiconductor capital equipment is highly competitive. We face substantial competition from established companies in each of the markets that we serve. We principally compete with KLA-Tencor, Philips Analytical Instruments and Therma-Wave. We compete to a lesser extent with companies such as Dai Nippon Screen, Nanometrics and Sopra. Each of our product lines also competes with products that use different metrology techniques. Some of our competitors have greater financial, engineering, manufacturing and marketing resources, broader product offerings and service capabilities and larger installed customer bases than we do. Significant competitive factors in the market for metrology systems include system performance, ease of use, reliability, cost of ownership, technical support and customer relationships. We believe we compete favorably on the basis of these factors in each of the markets we serve.

    There has in the past been merger and acquisition activity among our competitors and potential competitors. Acquisitions by our competitors and potential competitors could enable them to expand their product offerings in order to meet a broader range of customer needs. The greater resources, including financial, marketing and support resources, of competitors engaged in these acquisitions could also permit them to accelerate the development and commercialization of new products and to further enlarge their installed customer bases. Accordingly, business combinations and acquisitions involving our competitors could have a detrimental impact on both our market share and the pricing of our products, either of which could cause our business and results of operations to suffer.

Employees

    As of September 30, 1999, we had 178 employees, including 49 employees engaged in research and development, 60 engaged in sales, marketing and customer support, 52 engaged in manufacturing and 17 engaged in general and administrative activities. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

Properties

    We own our 20,000 square foot executive office building in Flanders, New Jersey, and we lease our 31,000 square foot manufacturing facility in Ledgewood, New Jersey pursuant to a lease agreement that expires in 2009. We also lease space for our sales, service and applications offices in California, Texas, Korea, Taiwan and various other locations throughout the world. We believe that our existing facilities and capital equipment are adequate to meet our current requirements, and that suitable additional or substitute space is available on commercially reasonable terms if needed.

Legal Proceedings

    We are presently involved in a patent interference proceeding with Therma-Wave, Inc. in the United States Patent Office. In this proceeding, we are defending our patent rights with respect to some of the multiple angle, multiple wavelength ellipsometry technology we use in our transparent thin film measurement systems. Therma-Wave requested that the proceeding be initiated in 1993 by filing a reissue application for one of its own patents, in which it sought to broaden the original issued claims. The proceeding was initiated by the Patent Office in June 1998.

    Preliminary motions and statements have been filed, and we are presently awaiting a decision by the Patent Office on those motions. If we lose the interference, a reissue patent will be granted to Therma-Wave permitting Therma-Wave to assert patent rights against the ellipsometers we use in our transparent thin film measurement systems. In that event, we could assert a defense of intervening rights against Therma-Wave's reissued patent since we relied on the restricted claims of Therma-Wave's original patent. If the intervening rights defense and other defenses fail, we would either have to pay royalties to Therma-Wave or redesign our SpectraLASER and other transparent thin film measurement systems. Either of these events could harm our business, financial condition and results of operations.

    In addition, from time to time we are subject to legal proceedings and claims in the ordinary course of business. Other than the Therma-Wave patent interference proceeding discussed above, we are not now involved in any material legal proceedings.

                                  MANAGEMENT

Directors, Executive Officers and Key Employees

    Our directors, executive officers and key employees and their ages as of June 30, 1999 are as follows:

Name                               Age Position
----                               --- --------
Directors and Executive Officers:
Paul F. McLaughlin...............  53  Chief Executive Officer, President and Director
Robert M. Loiterman..............  40  Vice President, Engineering
Steven R. Roth...................  39  Vice President, Finance and Administration and Chief
                                       Financial Officer
David Belluck....................  37  Director
Daniel H. Berry (1)..............  53  Director
Paul Craig (2)...................  42  Director
Stephen J. Fisher................  36  Director
Carl E. Ring, Jr. (2)............  61  Director
Richard F. Spanier...............  59  Chairman of the Board of Directors
Aubrey C. Tobey (1)..............  74  Director

Key Employees:
George J. Collins................  51  Director of Marketing
Ajay Khanna......................  40  Director of International Sales
Walter R. Knott..................  47  Director of Manufacturing
John B. Sheridan.................  49  Director of Customer Support
Matthew J. Smith.................  38  Director of North American Sales

--------
(1)Member of the audit committee of the board of directors.
(2)Member of the compensation committe of the board of directors.

    All references to "our" in the biographical information set forth below include our predecessor company.

  Biographical information for directors and executive officers:

    Paul F. McLaughlin has served as our President, Chief Executive Officer and as a director since June 1996. From 1994 to June 1996, Mr. McLaughlin served as an associate at Riverside Partners, Inc., a private equity investment firm. Mr. McLaughlin has over 15 years experience in the semiconductor capital equipment business including 6 years as Vice President at Perkin-Elmer Corporation, a pioneer in optical lithography. Mr. McLaughlin holds a B.S. in Metallurgical Engineering from Rensselaer Polytechnic Institute, an M.S. in Metallurgy and Materials Science from Lehigh University and an M.B.A. from Harvard University, Graduate School of Business Administration.

    Robert M. Loiterman has served as our Vice President of Engineering since June 1996. From June 1993 to June 1996, Mr. Loiterman served as our Director of Engineering, from January 1990 to June 1993 he served as a Project Manager and from January 1988 to January 1990 he served as a design engineer. Mr. Loiterman holds a B.S. in Electrical Engineering from Rutgers University.

    Steven R. Roth has served as our Vice President, Finance and Administration and Chief Financial Officer since September 1996. From August 1991 to August 1996, Mr. Roth served as a Director of Corporate Finance for Bell Communications Research, now called Telcordia, a research and development company serving the telecommunications industry. Mr. Roth is a C.P.A. and holds a B.S. in Accounting from Villanova University.

    David Belluck has served as one of our directors since June 1996. Since February 1989, Mr. Belluck has been a general partner of Riverside Partners, Inc., a private equity investment firm. Mr. Belluck holds a B.A from Harvard University and an M.B.A. from Harvard University, Graduate School of Business Administration. Mr. Belluck is currently a director of Atchison Casting, Evergreen Electronics and Riverside Partners, Inc.

    Daniel H. Berry has served as one of our directors since October 1998. Since May 1999, Mr. Berry has served as President and Chief Operating Officer of Ultratech Stepper, Inc., a lithography tool supplier. From August 1998 to May 1999 he served as Executive Vice President and Chief Operating Officer of Ultratech Stepper and from January 1994 to August 1999, he served as a Senior Vice President of Sales and Marketing of that company. Mr. Berry holds a B.S. in Electrical Engineering from the Polytechnic Institute of Brooklyn.

    Paul Craig has served as one of our directors since June 1996. Since February 1989, Mr. Craig has served as a general partner and the director of Riverside Partners, Inc., a private equity investment firm. He is also a member of the board of directors of Evergreen Electronics. Mr. Craig holds a B.A. from Harvard University.

    Stephen J. Fisher has served as one of our directors since June 1996. Since July 1998, Mr. Fisher has served as a partner of Liberty Partners, L.P., a private equity investment firm. From June 1994 to July 1998, Mr. Fisher served as a Vice President of Liberty Capital Partners, Inc. Mr. Fisher holds a B.S. and an M.B.A. from Washington University and a J.D. from Boston University School of Law. Mr. Fisher is currently a director of Medical Logistics and Gallaher Paper Company.

    Carl E. Ring, Jr. has served as one of our directors since June 1996. He is a founding partner of Liberty Partners, L.P. Mr. Ring holds a B.A. in mathematics from George Washington University and an M.B.A. from Harvard University, Graduate School of Business Administration. Mr. Ring is a director of Monaco Coach Corporation and Gallaher Paper Company.

    Richard F. Spanier has served as our Chairman of the Board of Directors since September 1966. From September 1966 to June 1996, Mr. Spanier served as our President and Chief Executive Officer. Mr. Spanier holds a B.S. in Physics, an M.S. in Physical Chemistry and a Ph.D. in Chemical Physics from Stevens Institute of Technology.

    Aubrey C. Tobey has served as one of our directors since October 1998. Since April 1987, Mr. Tobey has served as President of ACT International Consulting, Inc., a company which provides marketing and management services for high technology companies. Mr. Tobey holds a B.S. in Mechanical Engineering from Tufts University and an M.S. in Mechanical Engineering from the University of Connecticut.

 Biographical information for key employees:

    George J. Collins has served as our Director of Marketing since April 1996. From April 1994 to April 1996, Mr. Collins served as Marketing Manager for Topometrix Corporation. Mr. Collins holds a B.S. in Chemistry from Thiel College, and a Ph.D. in Food Science and an M.B.A. from Rutgers University.

    Ajay Khanna has served as our International Sales Director since August 1996. From June 1988 to July 1996, he served as our International Sales Manager. Mr. Khanna holds a B.S. in Electrical Engineering from Clarkson University and an M.B.A. from the University of Michigan.

    Walter R. Knott has served as our Director of Manufacturing since 1997. From 1996 to 1997, Mr. Knott served as Manager of Operations and Shared Resources for Philips Electronics, a manufacturer of electron microscopes. From 1991 to 1996, he served as Vice President of Operations for Whatman Incorporated, a manufacturer of filtration, purification, and chromatography equipment and supplies. Mr. Knott holds a B.S. from Rutgers University and an M.B.A. from Fairleigh Dickinson University.

    John B. Sheridan has served as our Director of Customer Support since November 1998. From 1996 to 1998, Mr. Sheridan served as the Director of Customer Service for Plasma-Therm, Inc., a manufacturer of dry etch systems. From 1988 to 1995, Mr. Sheridan served as president of Beta Squared, Inc., an equipment engineering and technical services company and now a subsidiary of Photronics, Inc. Mr. Sheridan holds a B.S. from the University of Phoenix.

    Matthew J. Smith has served as our Director of North American Sales since July 1999. From April 1998 to July 1999, Mr. Smith served as the Director of Sales for the Semiconductor Equipment Group of Leica, Inc., a manufacturer of microscopes and other optical metrology equipment. From September 1994 to March 1998, Mr. Smith was the Director of Business Development at the Semiconductor Equipment Group of Leica. Mr. Smith studied optical instrumentation and photography at the Rochester Institute of Technology.

    Under an agreement we entered into with Liberty Partners and Riverside Partners in connection with the acquisition of our predecessor company, Messrs. Fisher, Ring, Spanier and McLaughlin were designated to serve on our board of directors by Liberty Partners, and Messrs. Belluck and Craig were designated to serve on our board of directors by Riverside Partners. The directors designated by Liberty are entitled to an aggregate of ten votes out of an aggregate of 14 votes to be voted by the board of directors. All other directors are each entitled to one vote. The existing voting and designation arrangements shall terminate at the offering. Prior to the offering, Liberty Partners, Riverside Partners and Mr. McLaughlin intend to enter into an agreement under which each party will agree to vote his or its shares in favor of one nominee of each other party to serve on our board of directors.

    Our certificate of incorporation and bylaws to be effective upon this offering provide that our board of directors will be divided into three classes. Each class will consist of two or three directors. The terms of office of the class I, class II and class III directors will expire at our 2000, 2001, and 2002 annual meetings of stockholders. Our initial class I directors will be Messrs. Craig, Ring and McLaughlin, our initial class II directors will be Messrs. Berry, Fisher and Spanier and our initial class III directors will be Messrs. Belluck and Tobey. At each annual meeting of stockholders at which the term of office of a particular class of directors first expires, the persons elected to serve as directors of that class will be elected to serve until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes of directors so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. There are no family relationships among any of our directors or officers.

Compensation Committee Interlocks and Insider Participation

    The members of the compensation committee of our board of directors are Messrs. Craig and Ring. Neither of them has at any time been an officer or employee of Rudolph Technologies. In addition, none of our executive officers serves on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

    Employee directors receive no compensation for their services as members of the board of directors. Directors who are, or who are employed by, significant stockholders receive cash compensation of $20,000 per year. Non-employee directors who are not, and are not employed by, significant stockholders receive cash compensation of $20,000 per year and are eligible to receive annual stock option grants under our 1999 stock plan at the discretion of the compensation committee of our board of directors. See "Management--Stock Plans."

Committees of the Board of Directors

    Our compensation committee currently consists of Messrs. Craig and Ring. The compensation committee reviews and approves the compensation and benefits for our executive officers and makes recommendations to the board of directors regarding such matters. Our audit committee currently consists of Messrs. Berry and Tobey. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our audit and control functions.

Executive Compensation

    The following table sets forth the compensation that we paid to our executive officers during 1998.

                           Summary Compensation Table

                                                             Long-term
                               Annual Compensation         Compensation
                           --------------------------- ---------------------
Name and Principal                        Other Annual Securities Underlying  All Other
Positions                   Salary  Bonus Compensation        Options        Compensation
------------------         -------- ----- ------------ --------------------- ------------
Paul F. McLaughlin.......  $220,014   --       --             382,098             --
  President and Chief
  Executive Officer
Robert M. Loiterman......  $148,514   --       --              42,052             --
  Vice President,
    Engineering
Steven R. Roth...........  $111,300   --       --              28,035             --
  Vice President, Finance
  and Administration and
  Chief Financial Officer

Option Grants

    The following table sets forth information relating to stock options granted during 1998 to our executive officers. All of these options were granted under our 1996 stock option plan at an exercise price equal to the fair market value of our common stock at the time of the grant, as determined by our board of directors, and have a term of ten years from the date of grant. Our board of directors determined the fair market value of our common stock in good faith at the time of each grant based on a number of factors affecting our business and prospects. These factors included the price at which we sold our stock to investors in recent sales, our operating results and the condition of our industry.

                                    Option Grants in 1998
                         -------------------------------------------
                                                                       Potential Realizable
                                                                     Value at  Assumed Annual
                                                                             Rates of
                                                                     Stock Price Appreciation
                                                                        for Option Term (2)
                                                                     -------------------------
                                     % of Total
                         Number of    Options
                         Securities  Granted to
                         Underlying Employees in Exercise
                          Options      Fiscal    Or Base  Expiration
Name                      Granted     Year (1)    Price      Date         5%          10%
----                     ---------- ------------ -------- ---------- ------------ ------------
Paul F. McLaughlin......  382,098       61.9%     $0.73    7/20/08   $    175,195 $    443,979
Robert M. Loiterman.....   42,052        6.8       0.73    7/20/08         19,280       48,860
Steven R. Roth..........   28,035        4.5       0.73    7/20/08         12,854       32,574

--------
(1) Based on a total of 617,726 shares underlying options granted to employees and directors during 1998.
(2) The potential realizable value is calculated assuming that the fair market value of our common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire ten-year term of the option, and that the option is exercised and the shares issued are sold on the last day of its term at the appreciated stock price.

                          Option Exercises and Values

    The following table sets forth information for our executive officers relating to the number and value of securities underlying exercisable and unexercisable options they held at December 31, 1998. All options were granted under our 1996 stock option plan.

                      Year-End Option Exercises and Values

                                             Number of Securities
                                            Underlying Unexercised     Value of Unexercised
                                                    Options           In-the-Money Options at
                                             at December 31, 1998      December 31, 1998 (1)
                                           ------------------------- -------------------------
                          Shares
                         Acquired
                            on     Value
Name                     Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
----                     -------- -------- ----------- ------------- ----------- -------------
Paul F. McLaughlin......    --       --      312,580      312,580      $18,943      $18,943
Robert M. Loiterman.....    --       --       34,400       34,400        2,085        2,085
Steven R. Roth..........    --       --       22,933       22,933        1,390        1,390

--------
(1) Based on the fair market value of $0.73 per share of common stock as of December 31, 1998 as determined by our board of directors, minus the exercise price, multiplied by the number of shares underlying the option.

Stock Plans

1996 Non-Qualified Stock Option Plan

    In 1996, we adopted the 1996 Non-Qualified Stock Option Plan. Under the 1996 plan, we may grant options to purchase up to 1,069,902 shares of Class B common stock to employees and certain other individuals. The 1996 plan is administered by a committee of our board of directors. This committee has the power to determine the terms of the options granted. The options granted pursuant to the 1996 plan generally expire ten years from the date of grant and become exercisable after nine years or sooner upon the achievement of financial targets over a period of six years. Upon this offering, the options that we have granted will become fully vested. Options granted to date have exercise prices equal to the fair value of the Class B common stock on the date of grant. As of September 30, 1999, we had granted options to purchase 1,064,922 shares of our Class B common stock.

 1999 Stock Plan

    The board of directors adopted the 1999 plan in August 1999, and the stockholders are expected to approve the 1999 plan prior to closing this offering. The 1999 plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. As of the date of this offering, a total of 2,000,000 shares of common stock will be reserved for issuance pursuant to the 1999 plan, none of which will have been issued. The 1999 plan provides for annual increases in the number of shares available for issuance thereunder, on the first day of each year, effective beginning with 2001, equal to the lesser of 2% of the outstanding shares of common stock on the first day of the year, 400,000 shares or a lesser amount as the board may determine.

    The board of directors or a committee of the board administers the 1999 plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise. The administrator determines the exercise price of nonstatutory stock options granted under the 1999 plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant.

    The exercise price of all incentive stock options granted under the 1999 plan must be at least equal to the fair market value of the common stock on the date of grant and the term of such options may not exceed ten years. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The administrator determines the term of all other options.

    No optionee may be granted an option to purchase more than 500,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an option to purchase up to an additional 500,000 shares, which shall not count against the yearly limit set forth in the previous sentence. An optionee generally must exercise an option granted under the 1999 plan at the time set forth in the optionee's option agreement after termination of the optionee's status as our employee, director or consultant. Generally, in the case of the optionee's termination by death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for a period of three months. However, an option may never be exercised later than the expiration of the option's term.

    The administrator determines the exercise price of stock purchase rights granted under the 1999 plan. In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement entered into in connection with the exercise of the stock purchase right shall grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase pursuant to restricted stock purchase agreements will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option will lapse at a rate that the administrator determines.

    The 1999 plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator shall provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

    Unless terminated sooner, the 1999 plan will terminate automatically in 2009. In addition, the board of directors has the authority to amend, suspend or terminate the 1999 plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1999 plan. An optionee generally may not transfer options and stock purchase rights granted under the 1999 plan and only the optionee may exercise an option and stock purchase right during his or her lifetime.

 1999 Employee Stock Purchase Plan

    Our 1999 employee stock purchase plan was adopted by our board of directors in August 1999 and is expected to be approved by our stockholders prior to this offering. A total of 300,000 shares of common stock has been reserved for issuance under the stock purchase plan, none of which will have been issued as of the date of this offering. The number of shares reserved for issuance under the stock purchase plan will be subject to an annual increase on the first day of each of our fiscal years, beginning in 2001, equal to the lesser of
(1) 300,000 shares of common stock, (2) 2% of our outstanding common stock on the first day of the year, or (3) such other amount as may be determined by the board of directors. The stock purchase plan will be administered by the board of directors or by a committee appointed by the board.

    The stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be implemented by a series of overlapping offering periods of 24 months' duration. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after

May 1 and November 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before October 31, 2001.

    Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee (1) who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (2) whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under the stock purchase plan. The stock purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's eligible compensation which includes the participant's base salary, wages, overtime pay, commissions, bonuses and other compensation remuneration paid directly to the employee. The maximum number of shares a participant may purchase during a six-month purchase period is 3,000 shares.

    Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each six-month purchase period. The price of stock purchased under the stock purchase plan is 85% of the lower of the fair market value of the common stock at the beginning of an offering period or at the end of a purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

    A participant may not transfer rights granted under the stock purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the stock purchase plan. The stock purchase plan provides that, in the event of our merger with or into another corporation or a sale of all or substantially all of our assets, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set. The stock purchase plan will terminate in 2009. However, the board of directors has the authority to amend or terminate the stock purchase plan, except that, subject to certain exceptions described in the stock purchase plan, no such action may adversely affect any outstanding rights to purchase stock under the stock purchase plan.

Employment Agreements and Change in Control Arrangements

    In 1996, we entered into management agreements with Paul F. McLaughlin, Robert M. Loiterman, and Steven R. Roth, pursuant to which each executive receives an annual base salary ranging from $111,000 to $220,000, subject to annual increases. In addition, each executive is eligible for an annual bonus ranging from 20% to 30% of his base salary. The management agreements with Mr. Loiterman and Mr. Roth provide for terms of one year with automatic renewals for additional one-year terms unless we or the executive deliver a notice of non-renewal to the other party. Mr. McLaughlin's management agreement provides for an initial term of two years with automatic renewals for additional two year terms. For our protection, the management agreements prohibit the executives from competing with us in any way or soliciting our employees during their terms of employment and for two years after termination of their employment.

    The management agreements provide that if we terminate an executive's employment without cause or if the executive retires with good cause, we will be required to pay that executive his base salary for one year. The agreements with Mr. McLaughlin and Mr. Loiterman also provide that in the event of the termination of their employment within three months from the date of a change in control, they will each be entitled to receive their base salary for one year. In this context, a change of control would occur if we were sold to an independent third party and that independent third party acquired enough of our stock to elect a majority of our board of directors, or that independent third party acquired all, or substantially all, of our assets.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Acquisition and Related Financing

    We were incorporated on June 13, 1996 to acquire all of the stock of our predecessor company. On June 14, 1996, we, through our wholly-owned subsidiary, agreed to purchase all of the outstanding stock of our predecessor company from its stockholders.

    We paid approximately $36.3 million in cash for this stock, and incurred approximately $1.6 million in fees and expenses in connection with the acquisition. The purchase price was determined based on arms'-length negotiations between our predecessor company and the investors who purchased our predecessor company through us.We acquired our predecessor company using a combination of equity and debt financing provided by the State Board of Administration of Florida; Liberty Partners Holdings 11, L.L.C., an affiliate of Liberty Partners; Riverside Rudolph, L.L.C., an affiliate of Riverside Partners; Richard F. Spanier, a former stockholder of our predecessor company and the chairman of our board of directors; Paul F. McLaughlin, our President and Chief Executive Officer; Robert M. Loiterman, our Vice President, Engineering; and others. The State Board is a significant equity owner of Liberty Partners Holdings 11, L.L.C., and under an investment management agreement, Liberty Partners has voting and dispositive power over the shares of our preferred stock held by the State Board.

    The following table sets forth the sources and uses of funds in connection with the acquisition (in thousands):

   Sources:
     Senior Revolving Loan from the State Board......................   $ 4,500
     Senior Term Loan from the State Board...........................    16,000
     Senior Subordinated Loan from the State Board...................    11,000
     Loan from Richard Spanier.......................................       600
     Sale of Preferred Stock to the State Board, Spanier and Others..     5,400
     Sale of Common Stock and Warrants to Liberty Partners, Riverside
       Partners, Spanier and Others..................................     1,500
                                                                        -------
     Total...........................................................   $39,000
                                                                        =======
   Uses:
     Purchase Price..................................................   $36,285
     Fees and Expenses...............................................     1,574
     Cash for Working Capital........................................     1,141
                                                                        -------
     Total...........................................................   $39,000
                                                                        =======

    In connection with the acquisition, Liberty Partners and Riverside Partners agreed to provide management services to us for an aggregate fee of $200,000 per year. Our obligation to pay management fees to Liberty Partners and Riverside Partners will cease upon this offering. In addition, under a stockholders agreement we entered into in connection with the acquisition, from the time of the acquisition until this offering, Liberty Partners was entitled to designate four directors with a total of ten votes, and Riverside Partners was entitled to designate two directors, to serve on our board of directors.

    To finance the acquisition, we borrowed from the State Board (1) $4.5 million under a senior revolving loan, which bears interest at a rate of prime plus 1.5% and matures on December 31, 2002; (2) $16.0 million under a senior term loan which bears interest at a rate of prime plus 1.75% and matures on December 31, 2002; and (3) $11.0 million under a senior subordinated loan which bears interest at a rate of prime plus 4.0% and matures on December 31, 2003. In addition, we, through our subsidiary, borrowed $600,000 from Richard Spanier under a junior subordinated loan which bore interest at a rate of 14% and had a maturity date of

March 31, 2004. Approximately $28.3 million of these amounts were paid directly to the stockholders of our predecessor company and $8.0 million was placed in escrow to cover liabilities of our predecessor company. $6.3 million of the escrow amount was subsequently released to the stockholders of our predecessor company, $661,000 was paid to us and $1.0 million remains in escrow. We repaid the junior subordinated loan from Mr. Spanier in full in 1997.

    In connection with the acquisition, the State Board, Liberty Partners, Riverside Partners, Messrs. Spanier, McLaughlin and Loiterman and others purchased equity interests in us. The State Board purchased 44,195 shares of Series A preferred stock for a purchase price of $4,419,529. Others, including Messrs. McLaughlin and Loiterman, purchased in the aggregate 1,680 shares of Series A preferred stock for an aggregate purchase price of $168,000. Mr. Spanier purchased 8,125 shares of Series B preferred stock, which constitutes all of the issued and outstanding Series B preferred stock, for a purchase price of $812,471. Liberty Partners purchased 1,571,294 shares of Class A common stock for a purchase price of $900,498. We also granted a warrant to Liberty Partners to purchase shares of Class A common stock equal to 15% of our outstanding common stock on a fully diluted basis, then 534,951 shares, at an exercise price of $.0003 per share. Riverside Partners, Messrs. Spanier, McLaughlin and Loiterman and others purchased a total of 1,046,079 shares of our Class B common stock for an aggregate purchase price of $599,503. Messrs. Spanier, McLaughlin and Loiterman purchased their stock at the same price paid by other investors. No other stock was issued in connection with the acquisition.

    The preferred stock accrues cumulative dividends at a rate of 8% per annum and is entitled to a liquidation preference over the common stock. The preferred stock may be redeemed by us or by a vote of the majority of the preferred stock upon the occurrence of a change in ownership, merger or sale of assets. The preferred stock is not convertible into common stock. Holders of the Series A preferred stock are entitled to vote on all matters together with the holders of the common stock, except as provided by law and in connection with the election of the Class A directors, as discussed below. The Series B preferred stock is identical to the Series A preferred stock except that it does not have any voting rights. From the time of the acquisition until this offering, holders of the Class A common stock, voting separately as a class, were entitled to elect two of the eight directors on our board of directors. These directors were each entitled to four votes each on any matter on which they voted, while each other director was entitled to one vote. The Class B common stock is identical to the Class A common stock except that it does not entitle the holders to vote as a class for the election of any directors.

    In January 1997, Messrs. McLaughlin and Loiterman and Steven R. Roth, our Vice President, Finance and Chief Financial Officer, each purchased from one of our prior stockholders 53 shares of Series A preferred stock for $5,333 and 2,318 shares of Class B common stock for $1,333.

    On July 20, 1998, some of our stockholders, including Liberty Partners, Riverside Partners and Messrs. McLaughlin, Loiterman, and Roth, purchased additional shares of our Class A common stock and Class B common stock. Liberty Partners purchased an additional 3,230,997 shares of Class A common stock for a purchase price of $2,355,508. Riverside Partners purchased 733,310 shares of Class B common stock for a purchase price of $534,626. Messrs. McLaughlin, Loiterman and Roth and others purchased an aggregate of 150,714 shares of our Class B common stock for an aggregate purchase price of $109,866. Messrs. McLaughlin, Loiterman and Roth purchased their stock at the same price paid by other investors. These transactions caused an antidilution adjustment to the warrant we granted to Liberty Partners in 1996, which resulted in an additional 945,740 shares of Class A common stock becoming subject to this warrant.

    In a series of transactions occurring on or around November 1, 1998, we issued to the State Board a junior subordinated note with a maximum principal amount of $7.0 million, which bears interest at a rate of 14.0% and matures on July 31, 2001. As of September 30, 1999 we had been advanced a total of $6.4 million under the junior subordinated note. We also increased the maximum amount of our senior revolving loan from $8 million to $12 million. On November 1, 1998, we also granted a warrant to Liberty Partners to purchase 592,012 shares of our Class A common stock at an exercise price of $0.73 per share.

    The following table summarizes the ownership of our preferred and common stock following the transactions described above:

                                        Percentage
                        Number of           of
                        Shares of       Preferred        Series of       Aggregate
                        Preferred         Stock          Preferred        Purchase
Purchaser                 Stock         Ownership          Stock           Price
---------               ---------       ----------       ---------       ----------
State Board                44,195          81.8%         Series A        $4,419,529
Richard F. Spanier          8,125          15.0          Series B           812,471
Paul F. McLaughlin            614           1.1          Series A            61,334
Robert M. Loiterman           213           0.4          Series A            21,333
Steven R. Roth                 53           0.1          Series A             5,333
Others                        800           1.6          Series A            80,000
                        ---------         -----                          ----------
Total                      54,000         100.0%                         $5,400,000
                        =========         =====                          ==========
                        Number of       Percentage
                        Shares of       of Common        Class of        Aggregate
                         Common           Stock           Common          Purchase
Purchaser                 Stock         Ownership          Stock           Price
---------               ---------       ----------       ---------       ---------
Liberty Partners        4,802,270          67.6%          Class A        $3,256,006
Riverside Partners      1,089,964          15.3           Class B           739,011
Richard F. Spanier        616,160           8.7           Class B           353,118
Paul F. McLaughlin        394,336           5.6           Class B           264,404
Robert M. Loiterman        62,846           0.9           Class B            42,281
Steven R. Roth             30,027           0.4           Class B            20,137
Other                     107,762           1.5           Class B            73,120
                        ---------         -----                          ----------
Total                   7,103,365         100.0%                         $4,748,077
                        =========         =====                          ==========

 Management and Director Fee Arrangements

    In connection with the acquisition, Liberty Partners and Riverside Partners agreed to provide management services to us for an aggregate management fee of $200,000 per year. Our obligation to pay management fees to Liberty Partners and Riverside Partners will cease upon this offering. We have accrued approximately $350,000 in management fees since January 1998 and we will pay them in arrears from the proceeds of this offering. Liberty Partners and Riverside Partners advise us on the operations of our business and appoint designees to serve as members of our board of directors. After this offering, we will no longer be obligated to pay the management fees. However, we will pay a yearly director's fee of $20,000 to each director who is appointed by either Liberty Partners or Riverside Partners.

 Registration Rights Agreement

    Liberty Partners, Riverside Partners, Messrs. Spanier and McLaughlin and some of our other stockholders have the right to require us to register their shares under the Securities Act for public resale. We are also required to pay the expenses incurred in connection with such registration.

 Support Agreement

    Liberty Partners Holdings 11, L.L.C. has agreed to provide us with funding, if necessary, to enable us to continue to liquidate our liabilities in the ordinary course of business and to fulfill our obligations as they come due through the earlier of (1) this offering and the concurrent repayment of all outstanding debt or (2) December 31, 2000.

The Reorganization and the Offering

    Immediately prior to the offering, we will effect a 35.66-for-one split of our outstanding common stock and each share of Class A common stock and Class B common stock will be exchanged for one share of a new single class of common stock.

    Liberty Partners intends to exercise its warrants immediately prior to and contingent upon the offering by surrendering a portion of the warrants as payment of the exercise price, as permitted by the terms of the warrants, in which case it would receive 2,039,460 shares of common stock upon such exercise. We will use a substantial portion of the net proceeds of this offering to repay all of the indebtedness incurred in connection with the acquisition of our predecessor company and the financing we conducted in November 1998, including all of the senior term loan, the senior revolving loan, the senior subordinated loan and the junior subordinated loan from the State Board. We will also use a portion of the proceeds to redeem all of our outstanding Series A preferred stock and Series B preferred stock.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding beneficial ownership of our common and preferred stock by:

  . each person or entity known to us to own beneficially more than 5% of our common stock or preferred stock;
  .  each of our directors;
  .  each of our executive officers; and
  .  all of our executive officers and directors as a group.

    Except as otherwise noted, the address of each person on the table below is c/o Rudolph Technologies, Inc., One Rudolph Road, Flanders, NJ 07836. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

    This table lists applicable percentage ownership based on 54,000 shares of preferred stock and 7,103,365 shares of common stock outstanding on July 31, 1999, and 11,903,365 shares of common stock outstanding after completion of the offering. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock and preferred stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 30, 1999 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

    The shares of common stock shown below for directors and executive officers include shares issuable upon the exercise of options to purchase our common stock as follows:

  .  Mr. McLaughlin, 331,125 shares;
  .  Mr. Loiterman, 48,309 shares;
  .  Mr. Roth, 36,842 shares;
  .  Mr. Berry, 1,783 shares;
  .  Mr. Tobey, 1,783 shares; and
  .  all directors and executive officers as a group, 419,842 shares.

    The shares of common stock shown below include shares issuable upon the exercise of warrants to purchase our common stock as follows:

  .  Liberty Partners Holdings 11, L.L.C., 2,039,460 shares;

Mr. Fisher and Mr. Ring are deemed to be beneficial owners of these shares.

                         Shares of Preferred Stock        Shares of Common Stock     Shares of Common Stock
                             Beneficially Owned             Beneficially Owned         Beneficially Owned
                           Prior to the Offering          Prior to the Offering        After the Offering
                         -------------------------------  -------------------------- --------------------------
Beneficial Owner          Number         Percentage (1)    Number       Percentage    Number       Percentage
----------------         -------------  ----------------  ------------- ------------ ------------- ------------
Liberty Partners
  Holdings 11, L.L.C.
  (2)...................        44,195              81.8%     6,841,730        74.8%     6,841,730        49.1%
 c/o Liberty Capital
   Partners, Inc.
 1177 Avenue of the
 Americas
 New York, NY 10036
Riverside Rudolph,
  L.L.C.................           --                --       1,089,964        15.3      1,089,964         9.2
 One Exeter Plaza
 Boston, MA 02116
Paul F. McLaughlin......           614               1.1        725,461         9.8        725,461         5.9
Robert M. Loiterman.....           213                *         111,155         1.6        111,155          *
Steven R. Roth..........            53                *          66,869          *          66,869          *
David Belluck...........           --                --             --           *             --           *
 c/o Riverside Rudolph,
   L.L.C.
 One Exeter Plaza
 Boston, MA 02116
Daniel H. Berry.........           --                --           1,783          *           1,783          *
Paul Craig (3)..........           --                --       1,089,964        15.3      1,089,964         9.2
 c/o Riverside Rudolph,
   L.L.C.
 One Exeter Plaza
 Boston, MA 02116
Stephen J. Fisher
  (2)(4)................        44,195              81.8      6,841,730        74.8      6,841,730        49.1
 c/o Liberty Capital
   Partners, Inc.
 1177 Avenue of the
 Americas
 New York, NY 10036
Carl E. Ring, Jr.
  (2)(4)................        44,195              81.8      6,841,730        74.8      6,841,730        49.1
 c/o Liberty Capital
   Partners, Inc.
 1177 Avenue of the
 Americas
 New York, NY 10036
Richard F. Spanier......         8,125              15.0        616,160         8.7        616,160         5.2
Aubrey C. Tobey.........           --                --           1,783          *           1,783          *
All directors and
  executive officers as
  a group (ten persons)
  (5)...................        53,200              98.5      9,454,906        98.9      9,454,906        65.8

--------
*   Less than 1%.                      (Footnotes appear on the following page.)
(1) We intend to use approximately $7.0 million of the net proceeds of this offering to redeem all of our outstanding preferred stock immediately following this offering.
(2) The number of shares of preferred stock beneficially owned by Liberty Partners Holdings 11, L.L.C. and Messrs. Fisher and Ring consists of
     44,195 shares held by the State Board of Administration of Florida, over which Liberty Partners Holdings 11, L.L.C. has voting and dispositive power. Liberty Partners Holdings 11, L.L.C. and Messrs. Fisher and Ring disclaim beneficial ownership of such shares except to the extent of their pecuniary interests in such shares.
(3) The number of shares of common stock beneficially owned by Mr. Craig consists of 1,089,964 shares of our common stock held by Riverside Rudolph, L.L.C. Mr. Craig is the managing member of Riverside Rudolph, L.L.C. Riverside Rudolph, L.L.C. was formed by the officers of Riverside Partners, Inc. to hold their investments in us. Mr. Craig disclaims beneficial ownership of all shares except to the extent of his pecuniary interest in Riverside Rudolph, L.L.C.

(4) The number of shares of common stock beneficially owned by Messrs. Fisher and Ring consists of 6,841,730 shares of our common stock held by Liberty Partners Holdings II, L.L.C. Mr. Fisher and Mr. Ring are limited partners of Liberty Partners, L.P., which acts as the managing member of Liberty Partners Holdings 11, L.L.C., and are partners of Liberty Investment Partnership 11, which is a member of Liberty Partners Holding 11, L.L.C. Mr. Fisher and Mr. Ring disclaim beneficial ownership of all shares except to the extent of their pecuniary interest in Liberty Partners Holdings 11, L.L.C.
(5) The number of shares of preferred stock beneficially owned by our directors and executive officers as a group includes 44,195 shares of preferred stock held by the State Board of Administration of Florida, over which Liberty Partners Holdings 11, L.L.C. has voting and dispositive power. The number of shares of common stock beneficially owned by our directors and executive officers as a group includes 6,841,730 and 1,089,964 shares of our common stock held by Liberty Partners Holdings 11, L.L.C. and Riverside Rudolph, L.L.C.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the completion of this offering, our authorized capital stock will consist of 50,000,000 shares of a single class of common stock, par value $0.001 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share. Set forth below is a description of the common stock and the preferred stock that may be issued under our new certificate of incorporation to become effective upon the consummation of the offering.

Common Stock

    Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting in the election of directors.

    Dividends, Distributions and Stock Splits. Holders of common stock are entitled to receive dividends if, as and when such dividends are declared by our board of directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

    Liquidation. In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of preferred stock, if any, our remaining assets will be distributed ratably among the holders of the common stock.

    All shares of common stock outstanding are fully paid and nonassessable, and all the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

    Upon consummation of the offering, 5,000,000 shares of undesignated preferred stock will be authorized, and no shares will be outstanding. Our board of directors has the authority to issue preferred stock in one or more series and to establish the rights and restrictions granted to or imposed on any unissued shares of preferred stock and to fix the number of shares constituting any series without any further vote or action by the stockholders. Our board of directors has the authority, without approval of the stockholders, to issue preferred stock that has voting and conversion rights superior to the common stock, which could have the effect of delaying or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

  . the owner of 15% or more of the outstanding voting stock of a corporation;

  . an affiliate or associate of a corporation and was the owner of 15% or more of the voting stock outstanding of the corporation at any time within three years immediately prior to the relevant date; and

  .  an affiliate or associate of the persons described above.

    Stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect for the corporation not to be governed by
Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under
Section 203 of the Delaware General Corporation Law. We anticipate that the provisions of Section 203 of the Delaware General

Corporation Law may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

    Annual meetings of stockholders shall be held to elect our board of directors and transact such other business as may be properly brought before the meeting. Special meetings of stockholders may be called by our chairman or the chief executive officer or by a majority of the board. Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of the stockholders.

    Our certificate of incorporation may be amended with the approval of a majority of the board and the holders of a majority of our outstanding voting securities.

    The number of directors shall be fixed by resolution of the board. The size of the board is currently fixed at eight members. The directors shall be elected at the annual meeting of the stockholders, except for filling vacancies. Directors may be removed with the approval of the holders of a majority of our voting power present and entitled to vote at a meeting of stockholders. Vacancies and newly-created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, a sole remaining director, or the holders of a majority of the voting power present and entitled to vote at a meeting of stockholders.

    The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote generally shall constitute a quorum for stockholder action at any meeting.

Limitation of Liability; Indemnification

    Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, including:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  under Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derives an improper personal benefit.

    These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our bylaws also contain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions are necessary to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

    The transfer agent and registrar for the common stock is American Securities Transfer & Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the offering, we will have 13,942,825 shares of common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares. Of this amount, the 4,800,000 shares of common stock offered by this prospectus will be available for immediate sale in the public market as of the date of this prospectus. Approximately 9,142,825 shares of common stock will be available for sale in the public market following the expiration of 180-day lock-up agreements with the representatives of our underwriters, subject in some cases to compliance with the volume and other limitations of Rule 144.

   Days after the Date of      Approximate Shares
   this Prospectus          Eligible for Future Sale Comment
   ----------------------   ------------------------ -------
   Upon effectiveness              4,800,000         Freely tradable shares sold in offering
   180 days after this             9,142,825         Lock-up released; shares salable under
   offering                                          Rule 144

    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of common stock (approximately 139,428 shares immediately after the offering) or (b) the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale. A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell these shares under Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell under Rule 144, even after the applicable holding periods have been satisfied.

    We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of common stock in the open market may adversely affect the market price of the common stock offered by this prospectus.

    Our directors, executive officers, stockholders and optionholders have agreed that they will not sell any common stock without the prior written consent of BancBoston Robertson Stephens Inc. for a period of 180 days from the date of this prospectus. We have also agreed not to issue any shares during the lock-up period without the consent of BancBoston Robertson Stephens Inc., except that we may, without this consent, grant options and sell shares under our stock incentive and purchase plans. These shares may not be resold into the public market during the lock-up period.

    Any of our employees or consultants who purchased his or her shares under a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to resell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to resell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of September 30, 1999, we had outstanding options to purchase 693,951 shares of common stock under our stock plan. All of these options will become fully exercisable upon consummation of this offering.

    We intend to file a registration statement on Form S-8 under the Securities Act shortly after the completion of the offering to register the shares of common stock subject to outstanding stock options that may be issued under these plans, which will permit the resale of these shares in the public market without restriction after the lock-up period expires.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Bear, Stearns & Co. Inc. and CIBC World Markets Corp., have severally agreed with us, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if they are purchased.

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   BancBoston Robertson Stephens Inc. ...............................
   Bear, Stearns & Co. Inc. .........................................
   CIBC World Markets Corp. .........................................
                                                                       ---------
     Total...........................................................  4,800,000
                                                                       =========

    We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to make
certain dealers at such price less a concession of not in excess of $   per
share, of which $   may be reallowed to their dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Over-allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 720,000 additional shares of common stock at the same price per share as we will receive for the 4,800,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 4,800,000 shares offered in this offering. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the 4,800,000 shares are being sold. We will be obligated, according to the option, to sell shares to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering. If this option is exercised in full, the total public offering price of the 5,520,000 shares we sell to the underwriters, underwriting discounts and commissions on such shares and total proceeds to us from the sale of these
shares will be $  , $   and $  , respectively.

    The following table summarizes the compensation to be paid to the underwriters by us:

                                                                  Total
                                                           -------------------
                                                            Without    With
                                                      Per    Over-     Over-
                                                     Share allotment allotment
                                                     ----- --------- ---------
Underwriting discounts and commissions payable by
  us................................................ $       $         $

    We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $800,000.

    Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

    Lock-up Agreements. Each of our directors, executive officers, stockholders and optionholders has agreed with the representatives, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or, with certain exceptions, thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power or disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of our stockholders providing consent by the representatives to the sale of shares prior to the expiration of the period of 180 days after this prospectus.

    Future Sales. In addition, we have agreed that during the period of 180 days after this prospectus, we will not, subject to certain exceptions, without the prior written consent of BancBoston Robertson Stephens Inc.:

  . consent to the disposition of any shares held by stockholders prior to the expiration of the period of 180 days after this prospectus; or

  . issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than (1) the sale of shares in this offering, (2) the issuance of common stock upon the exercise or conversion of outstanding options, warrants or convertible securities, (3) our issuance of stock options under existing stock option plans and (4) our issuance of common stock under our stock purchase plan.

    See "Shares Eligible for Future Sale."

    Listing. We have applied to have our common stock quoted on The Nasdaq National Market under the symbol RTEC.

    No Prior Public Market. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered hereby was determined through negotiations between us and the representatives. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believed to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

    Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, include stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market.

  . A stabilizing bid is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock.

  . A syndicate covering transaction is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.

  . A penalty bid is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member.

    The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    Directed Share Program. At our request, the underwriters have reserved less than 5% of the shares of common stock offered hereby for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the common stock offered hereby are being passed upon for us by Wilson Sonsini Goodrich & Rosati, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    The statements in this prospectus set forth under the captions "Risk Factors--Protection of our intellectual property rights, or the efforts of third parties to enforce their own intellectual property rights against us, has in the past resulted and may in the future result in costly and time-consuming litigation, " "Business--Intellectual Property," the second and third paragraphs of "Business--Research and Development," and "Business--Legal Proceedings," except for statements pertaining to our relationship with Brown University Research Foundation, have been reviewed and approved by Antonelli, Terry, Stout & Kraus, LLP, our patent counsel, as experts on such matters, and we have included these statements in this prospectus in reliance upon such review and approval.

    The financial statements of the Company and its predecessor as of December 31, 1997 and 1998 and for the periods January 1, 1996 through June 13, 1996, June 14, 1996 through December 31, 1996, and the years ended December 31, 1997 and 1998 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in the offering. This prospectus does not contain all the information contained in the registration statement. For further information about us and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules filed with the registration statement. We have described all material information for each contract, agreement or other document filed with the registration statement in the prospectus. However, statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. As a result, you should refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement for a complete description of the matter involved.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you without charge from the SEC Web site, which is located at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Rudolph Technologies, Inc. Consolidated Financial Statements
Report of PricewaterhouseCoopers LLP, Independent Accountants.............  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998 and as of
  September 30, 1999 (unaudited)..........................................  F-3
Consolidated Statements of Operations for the period June 14, 1996 to
  December 31, 1996 , the years ended December 31, 1997, and 1998 and the
  (unaudited) nine months ended September 30, 1998
  and 1999................................................................  F-4
Consolidated Stockholders' Equity (Deficit) for the period June 14, 1996 to
  December 31, 1996 , the years ended December 31, 1997, and 1998 and the
  (unaudited) nine months ended September 30, 1999........................  F-5
Consolidated Statements of Cash Flows for the period June 14, 1996 to
  December 31, 1996 , the years ended December 31, 1997, and 1998 and the
  (unaudited) nine months ended September 30, 1998 and 1999...............  F-6
Notes to Consolidated Financial Statements................................  F-7
Rudolph Research Corporation Financial Statements
Report of PricewaterhouseCoopers LLP, Independent Accountants............. F-22
Statement of Operations for the period January 1, 1996 to June 13, 1996... F-23
Statement of Stockholders' Equity for the period January 1, 1996 to June
  13, 1996................................................................ F-24
Statement of Cash Flows for the period January 1, 1996 to June 13, 1996... F-25
Notes to the Financial Statements......................................... F-26

    The stock split described in Note 17 to the financial statements has not been consummated at October 12, 1999. When it has been consummated, we expect to be in a position to render the following report:

                                          PricewaterhouseCoopers LLP
Florham Park, New Jersey
October 12, 1999

                       Report of Independent Accountants

To the Stockholders and Board of Directors of Rudolph Technologies, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Rudolph Technologies, Inc. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 and the period from June 14, 1996 to December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Florham Park, New Jersey

                           RUDOLPH TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                (in thousands, except share and per share data)

                                                  December 31,     September 30,
                                                 ----------------  -------------
                                                  1997     1998        1999
                                                 -------  -------  -------------
                                                                    (unaudited)
Assets
Current assets
 Cash and cash equivalents.....................  $   189  $   431     $   285
 Accounts receivable, less allowance of $500 in
   1997 and $294 in 1998 and 1999..............    5,593    4,412       7,948
 Inventories...................................   10,302    9,418       9,725
 Income tax receivables........................      558      270         270
 Prepaid expenses and other assets.............      114      210         283
                                                 -------  -------     -------
   Total current assets........................   16,756   14,741      18,511
Property, plant and equipment, net.............    2,411    2,631       2,836
Intangibles....................................    7,503    3,295       3,098
Deferred income taxes..........................    1,263       --          --
Other assets...................................      580      454         626
                                                 -------  -------     -------
   Total assets................................  $28,513  $21,121     $25,071
                                                 =======  =======     =======
Liabilities and stockholders' equity
Current liabilities
 Short-term borrowings.........................  $ 6,600  $ 9,600     $10,600
 Current portion of long-term debt.............    2,000    2,500       2,875
 Accounts payable..............................    1,153    1,113       1,457
 Accrued liabilities:
  Commissions..................................    1,435      564         253
  Payroll and related expenses.................    1,072      463         918
  Warranty.....................................      303      342         534
 Other liabilities.............................    1,059    1,211       2,643
                                                 -------  -------     -------
   Total current liabilities...................   13,622   15,793      19,280
Long-term liabilities
 Deferred compensation.........................      111      103          78
 Long-term debt................................   24,000   25,370      25,550
                                                 -------  -------     -------
   Total long-term liabilities.................   24,111   25,473      25,628
                                                 -------  -------     -------
Commitments and contingencies (Note 6)
Redeemable preferred stock, $0.01 par value,
  56,001 shares authorized:
  Class A, 45,876 shares designated, 45,875.29
  shares issued and outstanding
  (at liquidation value).......................    5,188    5,619       5,979
 Class B, 10,125 shares designated, 8,124.71
   shares issued and outstanding (at
   liquidation value)..........................      919      995       1,059
Stockholders' deficit
 Common stock, $0.0003 par value, 9,910,681
   shares authorized:
   Class A, 6,874,976 shares designated,
   1,571,294 shares issued and outstanding at
   December 31, 1997, and 4,802,291 shares
   issued and outstanding at December 31, 1998
   and
   September 30, 1999..........................        1        2           2
   Class B, 3,035,705 shares designated,
   1,046,079 shares issued and outstanding at
   December 31, 1997, 1,930,103 shares issued
   and outstanding at December 31, 1998 and
   2,301,074 issued and outstanding at
   September 30, 1999..........................       --       --          --
 Additional paid-in-capital....................      792    3,424       4,267
 Accumulated other comprehensive loss..........     (166)    (153)       (283)
 Unearned compensation.........................       --       --        (999)
 Accumulated deficit...........................  (15,954) (30,032)    (29,862)
                                                 -------  -------     -------
  Total stockholders' deficit..................  (15,327) (26,759)    (26,875)
                                                 -------  -------     -------
  Total liabilities and stockholders' deficit..  $28,513  $21,121     $25,071
                                                 =======  =======     =======

   The accompanying notes are an integral part of the consolidated financial statements.

                           RUDOLPH TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (in thousands, except share and per share data)

                           June 14 to   For the Years Ended     For the Nine Months
                          December 31,     December 31,         Ended September 30,
                          ------------ ----------------------  ----------------------
                              1996        1997        1998        1998        1999
                          ------------ ----------  ----------  ----------  ----------
                                                                    (unaudited)
Revenues................   $   14,373  $   35,339  $   20,106  $   14,725  $   25,220
Cost of revenues........        6,579      13,903      13,179       8,667      12,115
                           ----------  ----------  ----------  ----------  ----------
 Gross profit...........        7,794      21,436       6,927       6,058      13,105
                           ----------  ----------  ----------  ----------  ----------
Operating expenses:
 Research &
   development..........        2,345       5,750       5,096       3,842       3,596
 In-process research &
   development..........        3,821          --          --          --          --
 Selling, general &
   administrative.......        4,340       9,475       7,077       4,808       5,761
 Write-down of
   intangibles..........        6,734          --          --          --          --
 Amortization...........        3,650       4,201       4,208       3,156         197
                           ----------  ----------  ----------  ----------  ----------
  Total operating
    expenses............       20,890      19,426      16,381      11,806       9,554
                           ----------  ----------  ----------  ----------  ----------
Operating income
  (loss)................      (13,096)      2,010      (9,454)     (5,748)      3,551
Interest expense........        2,013       3,717       4,210       3,200       3,297
Other income............         (156)        (92)       (199)        (47)        (37)
                           ----------  ----------  ----------  ----------  ----------
 Income (loss) before
   income taxes.........      (14,953)     (1,615)    (13,465)     (8,901)        291
Provision (benefit) for
  income taxes..........           --        (614)        613        (699)        121
                           ----------  ----------  ----------  ----------  ----------
 Net income (loss)......      (14,953)     (1,001)    (14,078)     (8,202)        170
Preferred stock
  dividends.............          239         468         507         376         423
                           ----------  ----------  ----------  ----------  ----------
Loss available to common
  stockholders..........   $  (15,192) $   (1,469) $  (14,585) $   (8,578) $     (253)
                           ==========  ==========  ==========  ==========  ==========
Net loss per share
  available to common
  stockholders:
 Basic..................   $    (5.80) $     (.56) $    (3.24) $    (2.31) $    (0.04)
 Diluted................   $    (5.80) $     (.56) $    (3.24) $    (2.31) $    (0.04)
Weighted average number
  of shares outstanding:
 Basic..................    2,617,373   2,617,373   4,503,396   3,717,695   6,880,504
 Diluted................    2,617,373   2,617,373   4,503,396   3,717,695   6,880,504


   The accompanying notes are an integral part of the consolidated financial statements.

                           RUDOLPH TECHNOLOGIES, INC.

                  CONSOLIDATED STOCKHOLDERS' EQUITY (DEFICIT)
    For the period from June 14, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998 and (unaudited) for the nine months ended September
                                    30, 1999
                (in thousands, except share and per share data)

                                                       Accumulated
                            Common Stock   Additional     Other
                          ----------------  Paid-In   Comprehensive   Unearned   Accumulated           Comprehensive
                           Shares   Amount  Capital       Loss      Compensation   Deficit    Total        Loss
                          --------- ------ ---------- ------------- ------------ ----------- --------  -------------
 Issuance of common
   stock:
  Class A...............  1,571,294  $ 1     $  899                                          $    900
  Class B...............  1,046,079   --        600                                               600
 Net loss...............         --   --         --                               $(14,953)   (14,953)    (14,953)
 Accretion of preferred
   stock dividend.......         --   --       (239)         --                         --       (239)         --
 Currency translation...         --   --         --       $ (15)                        --        (15)        (15)
                          ---------  ---     ------       -----                   --------   --------    --------
 Comprehensive loss.....                                                                                 $(14,968)
                                                                                                         ========
Balance at December 31,
  1996..................  2,617,373    1      1,260         (15)                   (14,953)   (13,707)
 Net loss...............         --   --         --          --                     (1,001)    (1,001)     (1,001)
 Accretion of preferred
   stock dividend.......         --   --       (468)         --                         --       (468)         --
 Currency translation...         --   --         --        (151)                        --       (151)       (151)
                          ---------  ---     ------       -----                   --------   --------    --------
 Comprehensive loss.....                                                                                 $ (1,152)
                                                                                                         ========
Balance at December 31,
  1997..................  2,617,373    1        792        (166)                   (15,954)   (15,327)
 Issuance of common
   stock:
  Class A...............  3,230,997    1      2,355          --                         --      2,356
  Class B...............    884,024   --        644          --                         --        644
 Issuance of warrants in
   connection with debt
   financing............         --   --        140          --                         --        140
 Net loss...............         --   --         --          --                    (14,078)   (14,078)   $(14,078)
 Accretion of preferred
   stock dividend.......         --   --       (507)         --                         --       (507)         --
 Currency translation...         --   --         --          13                         --         13          13
                          ---------  ---     ------       -----                   --------   --------    --------
 Comprehensive loss.....                                                                                 $(14,065)
                                                                                                         ========
Balance at December 31,
  1998..................  6,732,394    2      3,424        (153)                   (30,032)   (26,759)
 Issuance of
   compensatory employee
   Class B stock
   options..............         --   --      1,018          --       $(1,018)          --         --
 Compensation expense in
   connection with the
   issuance of employee
   Class B stock
   options..............         --   --         --          --            19           --         19
 Exercise of employee
   class B common stock
   options (unaudited)..    370,971   --        248          --            --           --        248
 Net income
   (unaudited)..........         --   --         --          --            --          170        170    $    170
 Accretion of preferred
   stock dividend
   (unaudited)..........         --   --       (423)         --            --           --       (423)         --
 Currency translation
   (unaudited)..........         --   --         --        (130)           --           --       (130)       (130)
                          ---------  ---     ------       -----       -------     --------   --------    --------
 Comprehensive income...                                                                                 $     40
                                                                                                         ========
Balance at September 30,
  1999 (unaudited)......  7,103,365  $ 2     $4,267       $(283)      $  (999)    $(29,862)  $(26,875)
                          =========  ===     ======       =====       =======     ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                           RUDOLPH TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                (in thousands, except share and per share data)

                                                                For the Nine
                           June 14 to  For the Years Ended      Months Ended
                          December 31,     December 31,        September 30,
                          ------------ ---------------------  -----------------
                              1996       1997        1998       1998     1999
                          ------------ ---------  ----------  --------  -------
                                                                (unaudited)
Cash flow from operating
  activities
Net income (loss).......   $ (14,953)  $  (1,001) $  (14,078) $ (8,202) $   170
Adjustment to reconcile
  net loss to net cash
  provided by (used in)
  operating activities
Amortization and other
  adjustments to
  intangibles...........      14,205       4,201       4,208     3,156      197
Amortization of unearned
  compensation..........          --          --          --        --       19
Depreciation............         205         448         778       391      417
Provision for doubtful
  accounts..............          --         353          71       (26)      --
Gain on sale of
  property..............          --          --        (147)       --       --
Decrease (increase) in
  assets:
 Accounts receivable....       1,999      (1,131)      1,199     2,428   (3,568)
 Income tax receivable..          --        (558)        288       558       --
 Inventories............        (147)     (4,559)        889      (757)    (306)
 Prepaid expenses and
   other................          13         394         (14)      (85)    (380)
 Deferred income taxes..          --      (1,263)      1,263      (699)      --
Increase (decrease) in
  liabilities:
 Accounts payable.......        (294)        122         (36)     (462)     342
 Accrued liabilities....        (410)      1,065      (1,447)   (1,233)     341
 Other liabilities......         542         (30)        154       433    1,486
                           ---------   ---------  ----------  --------  -------
Net cash provided by
  (used in) operating
  activities............       1,160      (1,959)     (6,872)   (4,498)  (1,282)
                           ---------   ---------  ----------  --------  -------
Cash flows from
  investing activities
Purchase of property,
  plant and equipment...        (107)       (586)       (986)     (545)    (625)
Proceeds from disposal
  of property, plant and
  equipment.............          --          --          82        --       35
                           ---------   ---------  ----------  --------  -------
Net cash used in
  investing activities..        (107)       (586)       (904)     (545)    (590)
                           ---------   ---------  ----------  --------  -------
Cash flows from
  financing activities
Principal borrowings on
  long-term debt........      27,600          --       4,000        --    2,345
Principal payments on
  long-term debt........          --      (1,600)     (2,000)     (250)  (1,875)
Net borrowing under
  lines of credit.......       3,800       2,800       3,000     2,650    1,000
Capital Contribution....       6,900          --       3,000     3,000       --
Exercise of employee
  stock options.........          --          --          --        --      248
Distribution to
  stockholders..........     (37,075)         --          --        --       --
Payment of financing
  cost..................        (700)         --          --        --       --
                           ---------   ---------  ----------  --------  -------
Net cash provided by
  financing activities..         525       1,200       8,000     5,400    1,718
                           ---------   ---------  ----------  --------  -------
Effect of exchange rate
  changes on cash.......          --         (44)         18         5        8
                           ---------   ---------  ----------  --------  -------
Net (decrease) increase
  in cash and cash
  equivalents...........       1,578      (1,389)        242       362     (146)
Cash and cash
  equivalents at
  beginning of period...          --       1,578         189       189      431
                           ---------   ---------  ----------  --------  -------
Cash and cash
  equivalents at end of
  period................   $   1,578   $     189  $      431  $    551  $   285
                           =========   =========  ==========  ========  =======
Supplemental disclosures
  of cash flow
  information
Cash paid during the
  period for:
Interest................   $   1,572   $   3,939  $    4,031  $  3,113  $ 2,833
Income taxes............          --   $   1,257          --        --  $    93

   The accompanying notes are an integral part of the consolidated financial statements.

                           RUDOLPH TECHNOLOGIES, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

1. Organization and Nature of Operations:

    Rudolph Technologies, Inc. (the "Company") designs, develops, manufactures and supports high-performance process control metrology systems used in semiconductor device manufacturing. The Company operates in a single segment and supports a wide variety of applications in the areas of diffusion, etch, lithography, CVD, PVD, and CMP. The Company is the successor to Rudolph Research Corporation ("predecessor company") which was aquired on June 14, 1996 (the "Acquisition"). The Acquistion was accounted for as a purchase and accordingly, the purchase price was allocated to the fair value of the net assets acquired.

2. Summary Significant Accounting Policies:

 A. Revenue Recognition:

    Revenues from finished product sales are recognized at the time of shipment to the customer, which principally occurs after the customer has tested or approved the finished product. Revenues from parts sales are recognized at the time of shipment. Revenue from service contracts is recognized ratably over the period of the contract. A provision for the estimated cost of fulfilling warranty and installation obligations is recorded at the time the related revenue is recognized.

    Sales contracts with our distributors contain fixed prices, current payment terms and are not subject to distributor's resale or any other contingencies. Accordingly, sales of finished products to our distributors are recognized as revenue at the time of shipment. Our distributors do not maintain inventory of our products, other than a small quantity of spare parts for warranty and maintenance purposes. Our distributors hold spare parts on a consignment basis.

 B. Estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include allowance for doubtful accounts, inventory obsolesence, depreciation, amortization, taxes, contingencies, and product warranty. Actual results could differ from those estimates.

 C. Cash and Cash Equivalents:

    Cash and cash equivalents include cash and highly liquid debt instruments with original maturities of three months or less when purchased.

 D. Property, Plant and Equipment:

    Property, plant and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets which are thirty years for buildings, seven years for machinery and equipment and furnitures and fixtures, and three years for computer equipment. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the related asset. Repairs and maintenance costs are expensed as incurred and major renewals and betterments are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carry amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. Asset impairment is determined based upon undiscounted cash flows. The fair value of an asset is computed based upon discounted cash flows.

 E. Intangibles:

    Intangibles, which resulted from the Acquistion, consist of Goodwill and Purchased Technology which are amortized on a straight-line basis over useful lives of 12 years and 2.5 to 12 years, respectively. Goodwill

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

represents the excess of the purchase price over the fair value of the net assets acquired. Intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carry amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference.

 F. Deferred Financing Costs:

    Included in other assets are deferred financing costs of $538, $431 and $350 at December 31, 1997 and 1998 and (unaudited) at September 30, 1999, respectively, consisting of costs to obtain the working capital line of credit and long-term debt, which are being amortized on a basis which approximates the interest method, over the life of the respective debt. Amortization expense amounted to $53 for the period June 14, 1996 to December 31,1996, $107 for each of the years ended December 31, 1997 and 1998 and $81 for each of the (unaudited) nine month periods ended September 30, 1998 and 1999.

 G. Concentration of Credit Risk:

    Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable and cash. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for sales on credit. The Company maintains reserves for potential credit losses. Substantially all of its cash is held with one major financial institution.

 H. Warranties:

    The Company generally provides a warranty on its products for a period of twelve to fifteen months against defects in material and workmanship. The Company has established reserves of $303, $342, and $534 at December 31, 1997 and 1998, and (unaudited) September 30, 1999, respectively, for these anticipated future warranty costs.

 I. Inventories:

    Inventories are stated at the lower of cost (first-in, first-out) or market. Demonstration units, which are available for sale, are stated at their manufacturing costs and reserves are recorded to state the demonstration units at their net realizable value.

 J. Income Taxes:

    The Company accounts for income taxes using the asset and liability approach for deferred taxes which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A valuation allowance is recorded to reduce a deferred tax asset to that portion which more likely than not will be realized.

 K. Translation of Foreign Currencies:

    The Company has foreign operations in Korea and Taiwan, which use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date, and income, expense accounts and cash flow items at average exchange rates during the period. Resulting translation adjustments are recorded directly as a separate component of stockholder's deficit. Foreign exchange rate gains and losses included in operating results are not material for all periods presented.

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

 L. Stock Based Compensation:

    The Company accounts for its employee stock option plan in accordance with provisions of the Accounting Principles Board's Opinion' (APB) No. 25, "Accounting for Stock Issued to Employees." The Company provides additional disclosure required by Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation" (see Note 8).

 M. Software Development Costs:

    The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86. "Accounting for Costs of Computer Software to Be Sold, Leased or Marketed" ("SFAS No. 86"). SFAS No. 86 requires that certain software product development costs ("Capitalized Costs"), incurred after technological feasibility has been established, be capitalized and amortized, commencing upon the general release of the software product to the Company's customers, over the economic life of the software product. Annual amortization of Capitalized Costs is computed using the greater of: (i) the ratio of current gross revenues for the software product over the total of current and anticipated future gross revenues for the software product or (ii) the straight-line basis. Software product development costs incurred prior to the product reaching technological feasibility are expensed as incurred and included in research and development costs. Capitalized Costs incurred to date have been immaterial and, accordingly, SFAS No. 86 had no significant impact on the financial position or results of operations of the Company.

 N. Fair Value of Financial Instruments:

    The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to their short maturities.

    The fair values of the Company's debt, including current maturities, are estimated using discounted cash flow analyses, based on the estimated current incremental borrowing rates for similar types of securities. The carrying amount of the Company's debt at December 31, 1997 and 1998 approximates fair value.

 O. Risks Inherent in the Business:

    The Company sells its products to the semiconductor device industry and believes that changes in any of the following areas could have a material adverse effect on the Company's financial position, results of operations or cash flows: advances and trends in new technologies and industry standards; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in the overall demand for products and services offered by the Company; changes in customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; risks associated with changes in domestic and international economic and/or political conditions or regulations; dependency on suppliers and availability of necessary product components; risks associated with year 2000 compliance; and the Company's ability to attract and retain employees necessary to support its growth.

 P. Consolidation:

    The consolidated financial statements reflect the consolidated balance sheet, results of operations and cash flows of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

 Q. Recent Accounting Pronouncements:

    During June 1998, as amended in July 1999 for Statement No. 137, the Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Investments and Hedging Activities" ("SFAS 133"). Based on the Company's current operations, management has concluded that the future adoption of SFAS 133 will have no impact on the Company's operations or financial position.

 R. Interim Financial Data (unaudited):

    The unaudited financial data as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 has been prepared by management and includes all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the operating results to be expected for the year ending December 31, 1999.

3. Property, Plant And Equipment:

    Property, plant and equipment is comprised of the following:

                                                   December 31,    September 30,
                                                   --------------  -------------
                                                    1997    1998       1999
                                                   ------  ------  -------------
                                                                    (unaudited)
Land and building................................. $1,707  $1,609     $ 1,609
Machinery and equipment...........................    298     754         783
Furniture and fixtures............................    237     250         263
Computer equipment................................    609     592         703
Leasehold improvements............................    194     312         781
                                                   ------  ------     -------
                                                    3,045   3,517       4,139
Accumulated Depreciation..........................   (634)   (886)     (1,303)
                                                   ------  ------     -------
Net Property, Plant and Equipment................. $2,411  $2,631     $ 2,836
                                                   ======  ======     =======

    Depreciation expense amounted to $205, $448, $778, $391 and $417 for the period June 14, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998, and the (unaudited) nine months ended September 30, 1998 and 1999, respectively.

4. Inventories:

    Inventories are comprised of the following:

                                                     December 31,  September 30,
                                                    -------------- -------------
                                                     1997    1998      1999
                                                    ------- ------ -------------
                                                                    (unaudited)
Materials.........................................  $ 5,139 $3,664    $4,239
Work-in-process...................................    3,729  3,722     4,100
Finished goods....................................    1,434  2,032     1,386
                                                    ------- ------    ------
  Total Inventories...............................  $10,302 $9,418    $9,725
                                                    ======= ======    ======

    The Company has established reserves of $540, $413 and $584 at December 31, 1997 and 1998, and (unaudited) at September 30, 1999, respectively, for slow moving and obsolete inventory.

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

    In the fourth quarter of 1998, the Company recorded a charge of $1,407 for the writedown of inventory for excess parts, for older product lines and for parts which design and engineering advancements rendered obsolete.

5. Intangibles:

    Intangibles are comprised of the following:

                                                  December 31,     September 30,
                                                -----------------  -------------
                                                 1997      1998        1999
                                                -------  --------  -------------
                                                                    (unaudited)
Purchased Technology..........................  $22,731  $ 22,731    $ 22,731
Goodwill......................................    3,178     3,178       3,178
                                                -------  --------    --------
                                                 25,909    25,909      25,909
Accumulated Amortization......................  (18,406)  (22,614)    (22,811)
                                                -------  --------    --------
  Total Intangibles...........................  $ 7,503  $  3,295    $  3,098
                                                =======  ========    ========

    In June 1996, as part of the Acquisition, $3,821 of the purchase price was assigned to acquired in-process research and development which was expensed at the date of acquisition. As of the acquisition date, it was determined that the acquired in-process research and development had not reached technological feasibility and did not have an alternative future use. The acquired in-process research and development related to a new laser-based acoustic technology that the predecessor company had licensed exclusively from a third party. After licensing the technology, the predecessor company established that by pulsing ultra-fast lasers under laboratory conditions, sound waves could be generated to measure materials; however, as of the acquisition date, approximately 25% of the research and development effort remained as the Company needed to meet substantial design and engineering requirements before a commercial product could be developed. The major research and development efforts undertaken by the Company included designing advanced cooling systems to eliminate laser overheating, developing laser beam compression systems to reduce the size of the equipment and designing robotics for material handling. The technology licensed ultimately led to the introduction of the Company's MetaPULSE product in 1997. The Company began testing the MetaPULSE prototype in November 1996 and the first product was sold commercially in May 1997. In valuing the acquired in-process research and development, the Company used discounted cash flows over approximately a four-year period. Four years was used based on historic trends of new product introductions. Expected annual revenues ranged from approximately $14 million to $23 million and the risk rated discount rate used was 30%.

    During 1996, the semiconductor industry experienced an unforeseen period of reduced capital spending. This industry-wide downturn in the semiconductor equipment business led to decreased sales of the Company's products with many customers delaying and canceling orders. In the fourth quarter of 1996, the Company also initiated the development of the next generation of its products. As a result, the Company assessed the recoverability of its intangible assets and a pro rata share of the goodwill using expected undiscounted future cash flows from operations. Based on this analysis, an impairment was determined. The Company then used discounted expected future cash flows to determine the net realizable value of these assets and recorded a $6,734 charge during the fourth quarter of 1996.

    In June 1997, goodwill was increased by $323 to reflect the impact of additional tax liabilities not recorded at the acquisition date.

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

    Amortization of Intangibles expense amounted to $3,650, $4,201, $4,208, $3,156 and $197 for the period June 14, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998, and the (unaudited) nine months ended September 30, 1998 and 1999, respectively.

6. Commitments and Contingencies:

    The Company rents space for its manufacturing and service operations and sales offices. Total rent expense for these facilities amounted to $110, $242, $302, $223 and $361 for the period June 14, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998, and the (unaudited) nine months ended September 30, 1998 and 1999, respectively.

    The Company also leases certain equipment pursuant to operating leases, which expire through 2001. Rent expense related to these leases amounted to $7, $40, $76, $39 and $41 for the period June 14, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998, and the (unaudited) nine months ended September 30, 1998 and 1999, respectively.

    Total future minimum lease payments under noncancelable operating leases as of December 31, 1998 amounted to $489, $477, $470, $364 and $345 for the years 1999 to 2003, respectively.

    Under various licensing agreements, the Company is obligated to pay royalties based on net sales of products sold that use certain licensed technologies. There are no minimum annual royalty payments. Royalty expense, which is included in selling, general and administrative expense, amounted to $0, $30, $398, $275 and $680 for the period June 14, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998, and the (unaudited) nine months ended September 30, 1998 and 1999, respectively.

    The Company is presently involved in a patent interference proceeding with Therma-Wave, Inc. in the United States Patent Office. In this proceeding, the Company is defending its patent rights with respect to some of the multiple angle, multiple wavelength ellipsometry technology it uses in its transparent thin film measurement systems. Therma-Wave requested that the proceeding be initiated in 1993 by filing a reissue application for one of its own patents, in which it sought to broaden the original issued claims. The proceeding was initiated by the Patent Office in June 1998.

    Preliminary motions and statements have been filed, and the Company is presently awaiting a decision by the Patent Office on those motions. If the Company loses the interference, a reissue patent will be granted to Therma-Wave permitting Therma-Wave to assert patent rights against the ellipsometers the Company uses in its transparent thin film measurement systems. In that event, the Company could assert a defense of intervening rights against Therma-Wave's reissued patent since the Company relied on the restricted claims of Therma-Wave's original patent. If the intervening rights defense and other defenses fail, the Company would either have to pay royalties to Therma-Wave or redesign its SpectraLASER and other transparent thin film measurement systems. Mangement is unable to estimate the ultimate resolution of this matter. However, should the Company be required to pay royalties or redesign its products, it could have a material adverse effect on the Company's business, financial condition and results of operations.

    In addition, from time to time the Company is subject to legal proceedings and claims in the ordinary course of business. Other than the Therma-Wave, Inc. patent interference proceeding discussed above, we are not involved in any material legal proceedings.

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

7. Long-Term Debt:

    The Company has long-term debt agreements with a related party.

    Long-Term Debt is comprised of the following:

                                                  December 31,     September 30,
                                                -----------------  -------------
                                                 1997      1998        1999
                                                -------  --------  -------------
                                                                    (unaudited)
Senior term loan, due 1997 to 2002, interest
  rate of prime plus 1.75%....................  $15,000  $ 13,000    $ 11,125
Subordinated term loan, due in 2003, interest
  rate of prime plus 4%.......................   11,000    11,000      11,000
Junior Subordinated Note, due in 2001, with
  interest at 14% and an effective interest
  rate of 16.57%, net of unamortized discount
  of $100.....................................       --     3,870       6,300
Senior revolving term loan, balance due 2002,
  interest rate of prime plus 1.5%............    6,600     9,600      10,600
                                                -------  --------    --------
                                                 32,600    37,470      39,025
Less current maturities.......................   (8,600)  (12,100)    (13,475)
                                                -------  --------    --------
  Total Long-Term Debt........................  $24,000  $ 25,370    $ 25,550
                                                -------  --------    --------

    As of December 31, 1998 and September 30, 1999, the Company had additional aggregate borrowings available under the junior subordinated note and senior revolving loan of $5,400 and (unaudited) $2,000, respectively.

    The senior term loan, senior revolving term loan and the subordinated term loan agreements contain covenants which were modified in 1997, and among other matters (i) limit the Company's ability to pay dividends on the Company's capital stock, incur indebtedness, merge, consolidate and acquire or sell assets, and (ii) require the Company to satisfy certain financial ratios related to earnings, fixed charges and interest coverage. Because of the operating losses reported by the Company, the Company would not have been in compliance with the financial ratios above had the lender not granted waivers of such technical defaults extending through September 30, 1999. It is anticipated that the Company will not be in compliance with these financial ratios over the next twelve months (See Note 13).

    In October 1996, the Company requested a deferral of the subordinated term loan interest payments through March 31, 1997. In March 1997, all deferred interest on the loan was paid. In February 1998, the Company requested a deferral of interest payments on the senior and subordinated term loans and to reschedule the principal payments of the Senior term loan to later dates in 1998. In July 1998, the deferred interest payments on the loans were paid. The principal payments were paid through December 1998. The loan agreements provide for an increase in the interest rate of an additional 2.0% until all outstanding interest is paid.

    The junior subordinated notes issued to finance working capital needs of the Company are subordinate in priority to the senior term loans and will mature on July 31, 2001. The holder of the junior subordinated notes was also issued warrants to purchase 592,012 shares of Class A common stock at a purchase price of $0.73 per share. These warrants expire on November 1, 2008. The fair value of the warrants are being amortized over the life of the debt.

    The long-term debt is collateralized by essentially all the assets of the Company. The revolving term loan is classified as current. In addition, the provisions of the long-term debt contain certain clauses that allow for the prepayment of principal without penalty.

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

    The scheduled repayment of the Senior term loan is as follows:

                                                                        Senior
                                                                       Term Loan
                                                                       ---------
   1999...............................................................  $ 2,500
   2000...............................................................    3,000
   2001...............................................................    3,500
   2002...............................................................    4,000
                                                                        -------
                                                                        $13,000
                                                                        =======

8. Stock Options:

    In 1996, the Company adopted the 1996 Stock Option Plan ("the Option Plan"). Under the Option Plan, the Company was authorized to grant options to purchase up to 1,069,902 shares of Class B common stock to employees at prices not less than the fair value of the Class B common stock on the date of grant. These options generally expire ten years from the date of grant and become exercisable after nine years or sooner upon the achievement of certain financial targets over a period of six years. In the event of an initial public offering, the options will become fully vested. Options granted to date have exercise prices equal to the fair value of the common stock on the date of grant. As of December 31, 1998 and (unaudited) September 30, 1999, there were 109,380 and 4,979 shares of common stock reserved for future grants under the Option Plan, respectively.

    Certain options issued under the Option Plan entitle the holders to purchase shares of Class B common stock at a per share price of $0.56, which was less than the estimated fair value of the common stock on the date of grant. As a result, the Company is recognizing compensation expense on a pro rata basis over the options vesting period of 9 years, for the difference between the estimated fair value of the common stock on the date the option was granted and the exercise price. The Company recognized compensation expense of $19 for the nine months ended September 30, 1999 in connection with these options. Unamortized compensation expenses as of the balance sheet date are included in unearned compensation within the stockholders' deficit. The options contain vesting provisions which provide for immediate vesting upon certain events, including an initial public offering. In the event the options vest immediately, the Company will recognize an expense for the unamortized unearned compensation.

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) requires the disclosure of pro forma net loss had the Company adopted the fair value method. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models. For the period ended June 14, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998, and (unaudited) for the nine months ended September 30, 1999, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model using a dividend yield of 0%, volatility of 66%, expected life of an option of 9 years and a risk-free interest rate of 4.85% for all periods. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. Had compensation costs been determined based upon the fair value at the grant date for awards under the Option Plan, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net loss attributable to common stockholders under SFAS No. 123 would have been $15,207, $1,510, and $14,786 for the period June 14, 1996 to December 31, 1996, and the years ended December 31, 1997 and 1998, respectively. The pro forma basic and diluted net loss per share would have been $5.81, $0.58 and $3.28, for the period June 14, 1996 to December 31, 1996 and the years ended December 31, 1997 and 1998 respectively.

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

    The following tables summarize the stock option activity for the period June 14, 1996 to December 31, 1996 and the years ended December 31, 1997 and 1998, the (unaudited) nine months ended September 30, 1999 and the stock option information as of December 31, 1998 and September 30, 1999:

                                                Options Outstanding
                                       ---------------------------------------
                                                  Weighted Average
                                       Number of   Exercise Price    Number
                                        Shares       per Share     Exercisable
                                       ---------  ---------------- -----------
Balance at June 14, 1996..............  328,638        $0.57             --
Granted...............................   17,832         0.57             --
Canceled..............................      --           --              --
                                       --------        -----        --------
Balance at December 31, 1996..........  346,470        $0.57          36,448
Granted...............................   35,663         0.73             --
Canceled..............................      --           --              --
                                       --------        -----        --------
Balance at December 31, 1997..........  382,133         0.59         283,524
Granted...............................  617,726         0.73             --
Canceled..............................  (39,338)        0.73             --
                                       --------        -----        --------
Balance at December 31, 1998..........  960,521        $0.67         475,607
Granted (unaudited)...................  107,852         0.56             --
Exercised (unaudited)................. (370,971)        0.67        (370,971)
Canceled (unaudited)..................   (3,451)        0.67             --
                                       --------        -----        --------
Balance at September 30, 1999
  (unaudited).........................  693,951        $0.66         104,636
                                       ========        =====        ========

    Stock option information as of December 31, 1998:

                                                        Options Vested and
              Options Outstanding                           Exercisable
   ---------------------------------------------    -------------------------------
                                                    Weighted Avg.
                                  Weighted Avg.       Exercise
   Exercise         Options         Remaining         Price per         Number
   Price          Outstanding     Contract Life         Share         Exercisable
   --------       -----------     -------------     -------------     -----------
   $0.57            346,470            7.5              $0.57           173,253
    0.73            614,051            9.5               0.73           302,354
   -----------      -------            ---              -----           -------
   $0.57-$0.73      960,521            8.8              $0.67           475,607
   ===========      =======            ===              =====           =======

    Stock option information as of September 30, 1999 (unaudited):

                                                        Options Vested and
              Options Outstanding                           Exercisable
   ---------------------------------------------    -------------------------------
                                                    Weighted Avg.
                                  Weighted Avg.       Exercise
   Exercise         Options         Remaining         Price per         Number
   Price          Outstanding     Contract Life         Share         Exercisable
   -----------    -----------     -------------     -------------     -----------
   $0.57            202,675            6.7              $0.57            29,422
    0.73            386,875            8.7               0.73            75,214
    0.56            104,401            9.8               0.56               --
   -----------      -------            ---              -----           -------
   $0.57-$0.73      693,951            8.3              $0.68           104,636
   ===========      =======            ===              =====           =======

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

9. Redeemable Preferred Stock:

    On June 14, 1996, the Company issued and sold 45,875.29 shares of Series A voting preferred stock (referred to as Series A preferred stock), $0.01 par value at $100 per share and 8,124.71 shares of Series B non-voting preferred stock, (referred to as Series B preferred stock), $0.01 par value at $100 per share. Series A preferred stockholders vote on a share-for-share basis with Series A voting common shareholders. Holders of preferred stock are entitled to receive cumulative dividends at an annual rate of 8% on the liquidation value of each such share. The preferred stock contains a redemption feature which allows the holders of the preferred stock to require redemption of all of the preferred stock if certain ownership percentages are not met. The preferred stock can be redeemed at the Company's option at any time at a price per share of $100 plus accrued and unpaid dividends.

10. Equity Securities:

    On June 14, 1996, the Company issued and sold 1,571,294 shares of Class A voting common stock, $0.0003 par value at $0.57 per share and 1,046,079 shares of Class B non-voting common stock, $0.0003 par value at $0.57 per share. The Company also issued to the holder of the Class A voting common stock a warrant to purchase 534,951 shares of Class A common stock of the Company at a purchase price of $0.0003 per share. The warrants expire on June 14, 2006.

    During 1998 the Company issued additional Class A voting common stock and Class B non-voting common stock in connection with certain capital contributions. The Company also issued to the holder of the Class A voting common stock warrants to purchase 945,740 shares of Class A common stock of the Company at a purchase price of $0.0003 per share based upon the holder's antidilution rights. The warrants expire on June 14, 2006.

11. Employee Benefit Plans:

    The Company has a 401(k) savings plan to provide retirement and incidental benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Employees may contribute from 1% to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Plan provides a 50% match of all employee contributions up to 6 percent of the employee's salary. Company matching contributions to the Plan totaled $71, $133, $158 and $130 for the period June 14, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998, and the (unaudited) nine months ended September 30, 1999, respectively.

    In addition, the Company has a profit sharing program, wherein a percentage of pre-tax profits, at the discretion of the Board of Directors, is provided to all employees who have completed a stipulated employment period. The Company did not make contributions to this program for the period June 14, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998, and the (unaudited) nine months ended September 30, 1999.

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

12. Income Taxes:

      The components of income tax expense (benefit) are as follows:

                                                  June 14 to    Year ended
                                                 December 31,  December 31,
                                                 ------------ ----------------
                                                     1996      1997     1998
                                                 ------------ -------  -------
Current:
  Federal.......................................    $ 352     $   557  $  (842)
  State.........................................      --          141     (161)
                                                    -----     -------  -------
                                                      352         698   (1,003)
Deferred:
  Federal ......................................     (352)     (1,245)   1,549
  State ........................................      --          (67)      67
                                                    -----     -------  -------
                                                     (352)     (1,312)   1,616
                                                    -----     -------  -------
     Total Income Tax Expense (Benefit).........    $ --      $  (614) $   613
                                                    =====     =======  =======

    Deferred tax assets are comprised of the following:

                                                                December 31,
                                                               ----------------
                                                                1997     1998
                                                               ------  --------
Amortization of intangibles................................... $5,755  $  7,185
Deferred Interest.............................................    695     2,042
Inventory obsolescence reserve................................    122       199
Fixed assets..................................................     70        25
Warranty......................................................    103       126
Accounts receivable...........................................    120       109
Other.........................................................    262       138
Net operating loss carryforwards..............................    --      1,426
Less valuation allowance...................................... (5,864)  (11,250)
                                                               ------  --------
Net deferred tax asset........................................ $1,263  $    --
                                                               ======  ========

    At December 31, 1998, the net deferred tax asset has been reduced to zero with a valuation allowance as a result of recurring losses and with the uncertainty regarding the Company's ability to generate sufficient taxable income. Management believes that it is more likely than not that the deferred tax asset will not be realized. The Company has available at December 31, 1998 approximately 3,842 of unused net operating loss carryforwards and carrybacks that may be applied against future taxable income and that expire in the year 2018. In the event of certain ownership changes, the Company's ability to utilize the tax benefit from net operating loss carryforwards may be limited.

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

    The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. income tax rate to income taxes as follows:

                                                June 14 to    Year ended
                                               December 31,  December 31,
                                               ------------ ----------------
                                                   1996      1997     1998
                                               ------------ -------  -------
Federal income tax provision (benefit) at
  statutory rate                                 $(5,084)   $  (549) $(4,578)
State taxes...................................       --         141     (161)
Change in valuation allowance.................     6,359     (1,295)   5,386
Other.........................................    (1,275)     1,089      (34)
                                                 -------    -------  -------
Provision (benefit) for income taxes..........   $   --     $  (614) $   613
                                                 =======    =======  =======
Effective tax rate............................         0%        38%      (5%)
                                                 =======    =======  =======

    Earnings subject to foreign taxation and foreign taxes paid were not material.

    The Company's effective tax rate for the nine months ended September 30, 1999 has been computed based on statutory federal and state tax rates reduced by a deferred tax valuation allowance, net of certain state tax obligations, that cannot be applied against tax loss carryforwards.

13. Related Party Transactions:

    The Company has received a written commitment from a significant stockholder who has agreed, if necessary, to provide the Company with the funding to enable it to liquidate liabilities in the ordinary course of business and to fulfill obligations as they come due through the earlier of (1) the completion of an initial public offering of common stock and the concurrent repayment of all outstanding debt or (2) December 31, 2000. Management believes that the stockholder has the ability to fulfill this commitment.

    The Company receives management, consulting and financial services from related parties for an annual fee. Such services include, but are not limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company. Management fee expense amounted to $120, $200, $200 and $150 for the period June 14, 1996 to December 31,1996, the years ended December 31, 1997 and 1998 and the (unaudited) nine months ended September 30, 1999, respectively. In addition, the Company has long-term loan agreements with a related party that is a major stockholder of Rudolph Technologies, Inc. (see Note 7).

14. Comprehensive Income:

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" (SFAS 130). The statement established standards for the reporting and display of comprehensive income and its components. The disclosures required by SFAS 130 have been included with the statements of stockholders equity (deficit) or below. The difference between net loss and comprehensive loss for the Company is due to currency translation adjustments. The effects of income taxes on comprehensive income was not material.

    For the (unaudited) nine months ended September 30, 1998 comprehensive loss amounted to approximately $8,263.

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

15. Geographic Reporting and Customer Concentration:

                                                                    Nine months
                                     June 14 to    Year ended          ended
                                    December 31,  December 31,     September 30,
                                    ------------ ----------------  -------------
                                        1996      1997     1998        1999
                                    ------------ -------  -------  -------------
                                                                    (unaudited)
Revenues from third parties:
  United States...................    $ 3,538    $12,031  $ 8,388     $13,435
  Asia............................      8,596     20,468    8,380       5,730
  Europe..........................      2,180      2,833    3,289       4,277
  Other...........................         59          7       49       1,778
                                      -------    -------  -------     -------
  Total...........................    $14,373    $35,339  $20,106     $25,220
                                      =======    =======  =======     =======
Customers comprising 10% or more
  of the Company's total revenue
  for the period indicated:
  Intel...........................        0.8%       3.4%    19.8%       34.2%
  Tokyo Electron Limited..........       23.9%      29.9%    17.6%        7.4%
  Metron Technology...............       13.5%       5.3%    15.3%        8.7%
  AMD.............................        0.0%       0.0%    11.1%        9.1%

16. Earnings Per Share:

    The Company has adopted Statement of Financial Accounting Standards No. 128, Earnings per Share ("FAS 128"), which requires the presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). Basic EPS is computed by dividing income available to common stockholders by the weighted average number of Class A and Class B common shares outstanding during the period. Diluted EPS gives effect to all potential dilutive common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

    The computations of Basic EPS and Diluted EPS for the period June 14, 1996 to December 31,1996, the years ended December 31, 1997 and 1998, and the (unaudited) nine months ended September 30, 1998 and 1999 are as follows:

                                                                         Per-
                                                Income       Shares     Share
                                              (Numerator) (Denominator) Amount
                                              ----------- ------------  ------
For the period June 14, 1996 to December 31,
  1996
Net loss....................................   $(14,953)
Preferred Stock Dividends...................       (239)
                                               --------
Basic EPS:
  Income available to common stockholders...    (15,192)   2,617,373    $(5.80)
  Effect of dilutive stock options..........        --           --        --
                                               --------    ---------    ------
Diluted EPS:
  Income available to common stockholders
    plus assumed conversions................   $(15,192)   2,617,373    $(5.80)
                                               ========    =========    ======
For the year ended December 31, 1997
Net loss....................................   $ (1,001)
Preferred Stock Dividends...................       (468)
                                               --------
Basic EPS:
  Income available to common stockholders...     (1,469)   2,617,373    $(0.56)
  Effect of dilutive stock options..........        --           --        --
                                               --------    ---------    ------
Diluted EPS:
  Income available to common stockholders
    plus assumed conversions................   $ (1,469)   2,617,373    $(0.56)
                                               ========    =========    ======
For the year ended December 31, 1998
Net loss....................................   $(14,078)
Preferred Stock Dividends...................       (507)
                                               --------
Basic EPS:
  Income available to common stockholders...    (14,585)   4,503,396    $(3.24)
  Effect of dilutive stock options..........        --           --        --
                                               --------    ---------    ------
Diluted EPS:
  Income available to common stockholders
    plus assumed conversions................   $(14,585)   4,503,396    $(3.24)
                                               ========    =========    ======
For the nine months ended September 30, 1998
  (unaudited)
Net loss....................................   $ (8,202)
Preferred Stock Dividends...................       (376)
                                               --------
Basic EPS:
  Income available to common stockholders...     (8,578)   3,717,695    $(2.31)
  Effect of dilutive stock options..........        --           --        --
                                               --------    ---------    ------
Diluted EPS:
  Income available to common stockholders
    plus assumed conversions................   $ (8,578)   3,717,695    $(2.31)
                                               ========    =========    ======
For the nine months ended September 30, 1999
  (unaudited)
Net income..................................   $    170
Preferred Stock Dividends...................       (423)
                                               --------
Basic EPS:
  Income available to common stockholders...       (253)   6,880,504    $(0.04)
  Effect of dilutive stock options..........        --           --        --
                                               --------    ---------    ------
Diluted EPS:
  Income available to common stockholders
    plus assumed conversions................   $   (253)   6,880,504    $(0.04)
                                               ========    =========    ======

                           RUDOLPH TECHNOLOGIES, INC.

 (Unaudited with respect to the nine months ended September 30, 1998 and 1999)
               (In thousands, except share and per share amounts)

    For the period ending June 14, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998 and the (unaudited) nine months ended September 30, 1998 and 1999, the Company had outstanding options and warrants to purchase an aggregate 881,421, 917,084, 3,033,208, 2,480,354 and 2,766,654 shares of Class
A and Class B common stock, respectively, which are not included in the calculation of earnings per share for such periods, due to the anti-dilutive nature of these instruments.

17. Subsequent Events:

    On August 30, 1999, the Company's board of directors approved the amendments of the certificate of incorporation to increase the authorized shares of common stock and preferred stock to 50 million shares and 5 million shares, respectively, and to effect a 35.66-for-1 stock split applicable to all issued and outstanding shares of its common stock. The effectiveness of the amendments is contingent upon the closing of the Company's proposed initial public offering of its common stock. The Company may issue preferred stock with rights and provisions determined by the board. All share, stock option and stock warrant information included in these financial statements and related footnotes have been restated for all periods to reflect this stock split for all periods presented.

    The Company established an Employee Stock Purchase Plan (the "ESPP") effective August 31, 1999. Under the terms of the ESPP, eligible employees may have up to 15% of eligible compensation deducted from their pay and applied to the purchase of shares of Common Stock. The price the employee must pay for each share of stock will be 85% of the lower of the fair market value of the Common Stock at the beginning or at the end of the purchase term of six months. The number of shares available for issuance under the ESPP totals 300,000.

    The Company established the 1999 Stock Plan ("the 99 Plan") effective August 31, 1999. The 99 Plan provides for the grant of 2,000,000 stock options and stock purchase rights to employees, directors and consultants at an exercise price equal to or greater than the fair market value of the common stock on the date of grant. The options will expire ten years from the date of grant.

                       Report of Independent Accountants

To the Stockholder and Board of Directors of Rudolph Technologies, Inc.

    In our opinion, the accompanying statement of operations, stockholders' equity and cash flows present fairly, in all material respects, the results of operations and cash flows of Rudolph Research Corporation, the predecessor entity of Rudolph Technologies, Inc., ("Rudolph") for the period January 1, 1996 to June 13, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of management of Rudolph; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers LLP

Florham Park, New Jersey
September 7, 1999

                          RUDOLPH RESEARCH CORPORATION

                            STATEMENT OF OPERATIONS
                                 (in thousands)

                                                                      January 1,
                                                                       1996 to
                                                                       June 13,
                                                                         1996
                                                                      ----------
Revenues.............................................................  $17,501
Cost of revenues.....................................................    7,497
                                                                       -------
 Gross profit........................................................   10,004
                                                                       -------
Operating expenses:
  Research and development...........................................    1,817
  Selling, general & administrative..................................    4,144
  Amortization of intangibles........................................       19
                                                                       -------
Total operating expenses.............................................    5,980
                                                                       -------
Operating income.....................................................    4,024
Interest expense on long term debt...................................       55
Other income.........................................................      (26)
                                                                       -------
 Income before income taxes..........................................    3,995
Provision for income taxes...........................................      143
                                                                       -------
 Net income..........................................................  $ 3,852
                                                                       =======



    The accompanying notes are an integral part of the financial statements.

                          RUDOLPH RESEARCH CORPORATION

                       STATEMENT OF STOCKHOLDERS' EQUITY
              For the period from January 1, 1996 to June 13, 1996
                      (in thousands, except share amounts)

                                                 Treasury
                                 Common Stock      Stock
                                 ------------- ------------- Retained
                                 Shares Amount Shares Amount Earnings   Total
                                 ------ ------ ------ ------ --------  -------
Balance at January 1, 1996...... 2,205   $20     78    $(83) $10,409   $10,346
Net income......................                               3,852     3,852
Stockholder distributions.......                              (4,263)   (4,263)
                                 -----   ---    ---    ----  -------   -------
Balance at June 13, 1996........ 2,205   $20     78    $(83) $ 9,998   $ 9,935
                                 =====   ===    ===    ====  =======   =======



    The accompanying notes are an integral part of the financial statements

                          RUDOLPH RESEARCH CORPORATION

                            STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                                       January 1
                                                                          to
                                                                       June 13,
                                                                         1996
                                                                       ---------
Cash Flow from Operating Activities
Net Income............................................................  $3,852
Adjustment to Reconcile Net Income to Net Cash
Provided by (Used in) Operating Activities:
  Amortization........................................................      19
  Depreciation........................................................     187
  Accounts Receivable.................................................  (2,250)
  Inventories.........................................................    (672)
  Prepaid Expenses and Other..........................................     (16)
  Accounts Payable....................................................    (198)
  Accrued Liabilities.................................................     677
  Other Changes in Operating Assets and Liabilities...................      (7)
                                                                        ------
Net Cash Provided by Operating Activities.............................   1,592
                                                                        ------
Cash Flows from Investing Activities:
  Purchase of Property, Plant and Equipment...........................    (171)
                                                                        ------
Net Cash Used in Investing Activities.................................    (171)
                                                                        ------
Cash Flows from Financing Activities:
  Principal Payments on Long-Term Debt................................     (23)
  Net Borrowing Under Lines of Credit.................................   1,000
  Stockholder Distributions...........................................  (4,263)
                                                                        ------
Net Cash Provided by Financing Activities.............................  (3,286)
                                                                        ------
Net Decrease in Cash and Cash Equivalents.............................  (1,865)
Cash and Cash Equivalents at Beginning of Period......................   1,865
                                                                        ------
Cash and Cash Equivalents at End of Period............................     --
                                                                        ------
Supplemental Disclosures of Cash Flow Information
  Interest Paid.......................................................  $   55
                                                                        ------



    The accompanying notes are an integral part of the financial statements.

                          RUDOLPH RESEARCH CORPORATION

                       NOTES TO THE FINANCIAL STATEMENTS
                      (in thousands, except share amounts)

1. Nature of Operations:

    Rudolph Research Corporation (the "Predecessor Company"), manufactured, sold, and serviced optical research and control instruments both domestically and overseas. In June of 1996, the predecessor company was sold to a group of investors led by Liberty Partners and Riverside Partners. The Rudolph Research name was changed to Rudolph Technologies, Inc.

2. Summary Significant Accounting Policies:

 A. Revenue Recognition:

    Revenues from product and parts sales are recognized at the time of shipment. Revenue from service contracts is recognized ratably over the period of the contract. A provision for the estimated cost of fulfilling warranty and installation obligations is recorded at the time the related revenue is recognized.

 B. Estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include allowance for doubtful accounts, inventory obsolescence, depreciation, amortization, taxes, contingencies, and product warranty. Actual results could differ from those estimates.

 C. Concentration of Credit Risk:

    Financial instruments, which potentially subject the Predecessor Company to concentrations of credit risk, consist primarily of accounts receivable and cash. The Predecessor Company performs ongoing credit evaluations of its customers and generally does not require collateral for sales on credit. The Predecessor Company maintains reserves for potential credit losses. Substantially all of its cash is held with one major financial institution.

 D. Income Taxes:

    The Predecessor Company is an S Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Predecessor Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial results. State taxes are provided for in the financial statements.

    The tax affects of temporary differences are immaterial. If the Predecessor Company had been a C Corporation the provision for income tax would have been $1,678 (unaudited).

 E. Risks Inherent in the Business:

    The Company sells its products to the semiconductor device industry and believes that changes in any of the following areas could have a material adverse effect on the Company's financial position, results of operations or cash flows: advances and trends in new technologies and industry standards; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in the overall demand for products and services offered by the Company; changes in customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; risks associated with changes in domestic and international economic and/or political conditions or regulations; dependancy on supplier availability of necessary product components; risks associated with year 2000 compliance; and the Company's ability to attract and retain employees necessary to support its growth.

                          RUDOLPH RESEARCH CORPORATION

                       NOTES TO THE FINANCIAL STATEMENTS
                      (in thousands, except share amounts)


3. Commitments and Contingencies

    The Predecessor Company rents space for its manufacturing and service operations and sales offices. Total rent expense for these facilities amounted to $118 for the period January 1, 1996 to June 13, 1996.

    The Predecessor Company also leases certain equipment pursuant to operating leases. Rent expense related to these leases amounted to $24 for the period January 1, 1996 to June 13, 1996.

    The Predecessor Company's obligations under its leases and licensing agreement were acquired by Rudolph Technologies, Inc. upon its acquisition of Rudolph Research, Inc. in June 1996.

4. Employee Benefit Plans:

    Rudolph Research Corporation has a 401(k) savings plan to provide retirement and incidental benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Employees may contribute from 1% to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Plan provides a 50 percent match of all employee contributions up to 6 percent of the employee's salary. The Predecessor Company's matching contributions to the Plan totaled $72, for the period January 1, 1996 to June 13, 1996.

    In addition, the Predecessor Company has a profit sharing program, wherein a percentage of pretax profits, at the discretion of the Board of Directors, is provided to all employees who have completed a stipulated employment period. The Predecessor Company did not make contributions to this program for the period January 1, 1996 to June 13, 1996.

                  [LOGO OF RUDOLPH TECHNOLOGIES APPEARS HERE]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              [ALTERNATE COVER PAGE FOR INTERNATIONAL PROSPECTUS]

                 SUBJECT TO COMPLETION, DATED OCTOBER 21, 1999

                  [LOGO OF RUDOLPH TECHNOLOGIES APPEARS HERE]

                                4,800,000 Shares

                                  Common Stock

  This is our initial public offering and no public market currently exists for our shares. We have applied to have our common stock quoted on The Nasdaq National Market under the symbol "RTEC." We anticipate that the initial public offering price will be between $12 and $14 per share.

                                --------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 6.

                                --------------

                                                                  Per
                                                                 Share   Total
                                                                 -----   -----
Public offering price........................................... $      $
Underwriting discounts and commissions.......................... $      $
Proceeds to Rudolph Technologies, Inc. ......................... $      $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  We have granted the underwriters a 30-day option to purchase up to an additional 720,000 shares of common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to
purchasers on      , 1999.

                                --------------

Robertson Stephens International
                      Bear, Stearns International Limited
                                                              CIBC World Markets

                   The date of this prospectus is     , 1999.

         [ALTERNATE UNDERWRITING SECTION FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Bear, Stearns & Co. Inc. and CIBC World Markets Corp., have severally agreed with us, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if they are purchased.

                                                                        Number of
   Underwriter                                                           Shares
   -----------                                                          ---------
   BancBoston Robertson Stephens Inc. ................................
   Bear, Stearns & Co. Inc. ..........................................
   CIBC World Markets Corp. ..........................................
   International Underwriter
   -------------------------
   BancBoston Robertson Stephens International Ltd....................
   Bear, Stearns International Limited................................
   CIBC World Markets Inc. ...........................................
                                                                        ---------
     Total............................................................  4,800,000
                                                                        =========

    We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to make
certain dealers at such price less a concession of not in excess of $   per
share, of which $   may be reallowed to their dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Over-allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 720,000 additional shares of common stock at the same price per share as we will receive for the 4,800,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 4,800,000 shares offered in this offering. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the 4,800,000 shares are being sold. We will be obligated, according to the option, to sell shares to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering. If this option is exercised in full, the total public offering price of the 5,520,000 shares we sell to the underwriters, underwriting discounts and commissions on such shares and total proceeds to us from the sale of these
shares will be $  , $   and $  , respectively.

    The following table summarizes the compensation to be paid to the underwriters by us:

                                                                  Total
                                                           -------------------
                                                            Without    With
                                                      Per    Over-     Over-
                                                     Share allotment allotment
                                                     ----- --------- ---------
Underwriting discounts and commissions payable by
  us................................................ $       $         $

    We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $800,000.

    Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                       Amount to
                                                                        be Paid
                                                                       ---------
SEC registration fee.................................................. $ 21,484
NASD filing fee ......................................................    8,228
Nasdaq National Market listing fee....................................   87,000
Printing and engraving expenses.......................................        *
Legal fees and expenses...............................................        *
Accounting fees and expenses..........................................        *
Blue Sky qualification fees and expenses..............................   11,800
Transfer agent and registrar fees.....................................        *
Miscellaneous fees....................................................        *
                                                                       --------
Total................................................................. $800,000
                                                                       ========

*To be supplied by amendment.

Item 14. Indemnification of Directors and Officers

    Article Nine of the registrant's Certificate of Incorporation (Exhibit 3.1 hereto) and Article V of the registrant's Bylaws (Exhibit 3.3 hereto) provide for mandatory indemnification of its directors and officers, and permissible indemnification of employees and other agents, to the maximum extent permitted by the Delaware General Corporation Law. In addition, the registrant has entered into Indemnification Agreements (Exhibit 10.4 hereto) with its officers and directors. Reference is also made to Section 7 of the Underwriting Agreement contained in Exhibit 1.1 hereto, which provides for the indemnification of officers and directors of the registrant against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

    During the three year period ended September 30, 1999, the registrant issued and sold the following securities:

                       Date of  Number of                           Purchase
Purchaser              Purchase  Shares       Class of Shares        Price
---------              -------- --------- ------------------------ ----------
Liberty Partners
  Holdings 11, L.L.C.  7/20/98  3,230,961     Class A Common Stock $2,355,508
Riverside Rudolph,
  L.L.C.               7/20/98    733,346     Class B Common Stock $  534,626
Dale Moorman           7/20/98     71,790     Class B Common Stock $   52,340
Paul McLaughlin        7/20/98     50,357     Class B Common Stock $   37,169
                       1/17/97         53 Series A Preferred Stock $    5,333
                       1/17/97      2,318     Class B Common Stock $    1,333
Robert Loiterman       7/20/98     16,833     Class B Common Stock $   12,621
                       1/17/97         53 Series A Preferred Stock $    5,333
                       1/17/97      2,318     Class B Common Stock $    1,333
Steven Roth            7/20/98      2,461     Class B Common Stock $    2,142
                       1/17/97         53 Series A Preferred Stock $    5,333
                       1/17/97      2,318     Class B Common Stock $    1,333

    On November 1, 1998, we granted a warrant to Liberty Partners Holdings 11, L.L.C. to purchase 592,012 shares of our common stock at an exercise price of $0.73 per share.

    In a series of transactions occurring or around November 1, 1998, we issued to the State Board of Administration of Florida a $7 million junior subordinated note which bears interest at a rate of 14% and matures on July 31, 2001. As of September 30, 1999 we had been advanced a total of $6.4 million under the junior subordinated note.

    Since our incorporation, we have issued, and there remain outstanding, options to purchase an aggregate of 693,951 shares of Class B common stock with exercise prices ranging from $0.56 to $0.73 per share. Since our incorporation, options to purchase 370,971 shares of Class B common stock have been exercised.

    The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Act as transactions by an issuer not involving any public offering and, in the case of the issuance of shares pursuant to options, in reliance on Section 4(2) of the Act or Rule 701 promulgated thereunder as transactions pursuant to contemporary benefit plans and contracts relating to compensation. All of the securities were acquired by the recipient for investment and not with a view toward the resale or distribution thereof. The recipient was a director and officer of ours and/or a sophisticated investor, the offer and sales were made without any public solicitation and the stock certificates bear restrictive legends. No underwriter was involved in the transactions and no commissions were paid. The recipient had adequate access, through his relationships with the registrant, to information about the registrant.

Item 16 . Exhibits and Financial Statement Schedules

    (a) Exhibits

  Exhibit
    No.                                 Description
  -------                               -----------
  1.1      Form of Underwriting Agreement.
  3.1(a)** Certificate of Incorporation of Registrant.
  3.1(b)** Form of Restated Certificate of Incorporation of Registrant to be
           effective prior to this offering
  3.1(c)** Form of Restated Certificate of Incorporation of Registrant to be
           effective following this offering
  3.2(a)** Bylaws of Registrant
  3.2(b)** Form of Restated Bylaws of Registrant to be effective following this
           Offering
  5.1**    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation
 10.1**+   License Agreement, dated June 28, 1995, between the Registrant and
           Brown University Research Foundation
 10.2**    Distributor Agreement, dated May 15, 1987, between the Registrant and Tokyo Electron Limited
 10.3**    Form of Indemnification Agreement
 10.4**    Form of 1999 Stock Plan
 10.5**    Form of 1999 Employee Stock Purchase Plan
 10.6**    Management Agreement, dated June 14, 1996, between the Registrant and Paul F. McLaughlin
 10.7**    Management Agreement, dated June 14, 1996, between the Registrant and Robert Loiterman
 10.8**    Management Agreement, dated May 5, 1997 between the Registrant and
           Steven R. Roth
 10.9**    Registration Agreement, dated June 14, 1996 by and among the
           Registrant, Liberty Partners Holdings II, L.L.C., Riverside Rudolph,
           L.L.C., Dri Richard F. Spanier, Paul F. McLaughlin, and Dale Moorman
 21.1**    List of subsidiaries
 23.1**    Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1)
 23.2**    Consent of PricewaterhouseCoopers LLP, Independent Accountants
 23.3**    Consent of Antonelli, Terry, Stout & Kraus, LLP
 24.1**    Power of Attorney
 27.1**    Financial Data Schedule
 27.2**    Financial Data Schedule
 27.3**    Financial Data Schedule
 27.4**    Financial Data Schedule
 27.5**    Financial Data Schedule

--------
*To be filed by amendment.
**Previously filed.
+Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.

    (b) Financial Statement Schedule

S-1 Report of Independent Accountants....................................... S-1
S-2 Schedule II. Valuation and qualifying accounts.......................... S-2

Item 17 . Undertakings

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has had duly caused this Pre-Effective Amendment No. 4 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Flanders, New Jersey on this 21st day of October, 1999.

                                        Rudolph Technologies, Inc.

                                                   Paul F. McLaughlin*
                                        By: __________________________________
                                                    Paul F. McLaughlin
                                               Chief Executive Officer and
                                                         President

    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 4 to the Registration Statement has had been signed by the following persons in the capacities and on the dates indicated:

Signature                     Title                                 Date

    Paul F. McLaughlin*       Chief Executive Officer,          October 21, 1999
____________________________    President and Director
     Paul F. McLaughlin         (Principal Executive
                                Officer)

    /s/ Steven R. Roth        Vice President & Chief            October 21, 1999
____________________________    Financial Officer
       Steven R. Roth           (Principal Financial and
                                Accounting Officer)

      David Belluck*          Director                          October 21, 1999
____________________________
       David Belluck

      Daniel H. Berry*        Director                          October 21, 1999
____________________________
      Daniel H. Berry

       Paul Craig*            Director                          October 21, 1999
____________________________
         Paul Craig

     Stephen J. Fisher*       Director                          October 21, 1999
____________________________
     Stephen J. Fisher

    Carl E. Ring, Jr.*        Director                          October 21, 1999
____________________________
     Carl E. Ring, Jr.

    Richard F. Spanier*       Director                          October 21, 1999
____________________________
     Richard F. Spanier

     Aubrey C. Tobey*         Director                          October 21, 1999
____________________________

      Aubrey C. Tobey

*By: /s/ Steven R. Roth
     _____________________
     Steven R. Roth
     Attorney-in-fact

    The stock split discussed in Note 17 to the financial statements has not been consummated at October 12, 1999. When it has been consummated, we expect to be in a position to render the following report:

                                              PricewaterhouseCoopers LLP

Florham Park, New Jersey
October 12, 1999

                       Report of Independent Accountants

    In connection with our audits of the consolidated financial statements of Rudolph Technologies, Inc. at December 31, 1998 and 1997 and for each of the two years in the period ended December 31, 1998 and the period from June 14, 1996 to December 31, 1996, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in
Item 16 herein.

    In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

Florham Park, New Jersey

                           RUDOLPH TECHNOLOGIES, INC.

                 Schedule II--Valuation and Qualifying Accounts
                              Dollars in Thousands

        Column A           Column B           Column C           Column D    Column E
        --------         ------------ ------------------------- ----------  ----------
                          Balance at  Charged to   Charged to               Balance at
                         Beginning of  Costs &   Other Accounts               End of
Description                 Period     Expenses      (net)      Deductions    Period
-----------              ------------ ---------- -------------- ----------  ----------
Year 1998
Allowance for doubtful
  accounts..............    $  500      $   71        --          $  277(a)  $   294
Deferred tax asset
  valuation allowance...     5,864       5,386        --             --       11,250
Inventory valuation.....       540       1,407        --           1,534         413
Year 1997
Allowance for doubtful
  accounts..............    $  147      $  353        --             --      $   500
Deferred tax asset
  valuation allowance...     7,159         --         --          $1,295       5,864
Inventory valuation.....       540         --         --             --          540
Period from June 14,
  1996 through December
  31, 1996
Allowance for doubtful
  accounts..............    $  147         --         --             --      $   147
Deferred tax asset
  valuation allowance...       --       $7,159        --             --        7,159
Inventory valuation.....       253         287        --             --          540

--------
(a)Amounts written off as uncollectible

                                 EXHIBIT INDEX

  Exhibit
    No.                                 Description
  -------                               -----------

  1.1      Form of Underwriting Agreement.
  3.1(a)** Certificate of Incorporation of Registrant.
  3.1(b)** Form of Restated Certificate of Incorporation of Registrant to be
           effective prior to this offering
  3.1(c)** Form of Restated Certificate of Incorporation of Registrant to be
           effective following this offering.
  3.2(a)** Bylaws of Registrant
  3.2(b)** Form of Restated Bylaws of Registrant to be effective following this
           Offering
  5.1**    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation
 10.1**+   License Agreement, dated June 28, 1995, between the Registrant and
           Brown University Research
           Foundation
 10.2**    Distributor Agreement, dated May 15, 1987, between the Registrant and Tokyo Electron Limited
 10.3**    Form of Indemnification Agreement
 10.4**    Form of 1999 Stock Plan
 10.5**    Form of 1999 Employee Stock Purchase Plan
 10.6**    Management Agreement, dated June 14, 1996, between the Registrant and Paul F. McLaughlin
 10.7**    Management Agreement, dated June 14, 1996, between the Registrant and Robert Loiterman
 10.8**    Management Agreement, dated May 5, 1997, between the Registrant and
           Steven R. Roth
 10.9**    Registration Agreement, dated June 14, 1996 by and among the
           Registrant, Liberty Partners
           Holdings 11, L.L.C., Riverside Rudolph, L.L.C., Dr. Richard F.
           Spaniek, Paul F. McLaughlin and Dale Moorman.
 21.1**    List of subsidiaries
 23.1**    Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1)
 23.2**    Consent of PricewaterhouseCoopers LLP, Independent Accountants
 23.3**    Consent of Antonelli, Terry, Stout & Kraus, LLP
 24.1**    Power of Attorney
 27.1**    Financial Data Schedule
 27.2**    Financial Data Schedule
 27.3**    Financial Data Schedule
 27.4**    Financial Data Schedule
 27.5**    Financial Data Schedule

--------
*To be filed by amendment.
**Previously filed.
+Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.

          APPENDIX -- DESCRIPTION OF GRAPHICAL AND PICTORAL MATERIAL


                        Inside Front Cover of Prospectus
                        --------------------------------

Upper left corner:  OUR LOGO

Title:  "Metrology Leader Across the Fab"
Below the title is a photograph of Our MetaPULSE 200 product.
Caption:  "MetaPULSE 200"

                         Inside Gatefold of Prospectus
                         -----------------------------

Upper left corner:  OUR LOGO

Left side of gatefold
---------------------

Title:  "Silicon devices on wafer"

Below the title is a picture of a silicon wafer and an enlarged section of the wafer, representing an integrated circuit. Three sections of text are placed under the picture, each enclosed by a box, with arrows pointing to various sections of the integrated circuit.

Section 1 of text:

"SpectraLASER metrology controls diffusion, lithograph and etch processes"

Section 2 of text:

"S200 with Matrix Metrology controls: . Diffusion  . Etch  . CVD/PVD"

Section 3 of text:

"MetaPULSE controls implant"

Right Side of gatefold
----------------------

Title:  "Metal (Al or Cu) wiring connects"

Below the title is a photograph of a three-layer enlarged cross section of an integrated circuit.
Caption: "SEM Photomicrograph cross-section showing three levels of interconnect wiring."
A section of text that is enclosed by a box has an arrow pointing to the photograph: "S200 CMP controls chemical mechanical planarization"

To the right of the first photograph is a photograph of one layer of a cross section of an integrated circuit.
Caption: "TEM Photomicrograph of one layer in the metal interconnect structure showing the five component layers that form each wiring level."
A section of text that is enclosed by a box has an arrow pointing to the photograph: "MetaPULSE controls CVD/PVD metal deposition"

                        Inside Back Cover of Prospectus
                        -------------------------------

Upper left corner:  OUR LOGO

Title:  "Metrology Leader Across the Fab"
        "Essential measurements for chip manufacturing"

Below the title are five photographs of our products that appear on the inside back cover as follows:

Photograph 1:

Our S200 Matrix Metrology product
Caption:  "S200 Matrix Metrology"

Photograph 2:

Our MetaPULSE 300 mm product
Caption:  "MetaPULSE 300 mm"

Photograph 3:

Our Focus 200 SMIF product
Caption:  "Focus 200 mm SMIF"

Photograph 4:

Our SpectraLASER 300mm product
Caption:  "SpectraLASER 300mm"

Photograph 5:

Our SpectraLASER 200mm product
Caption:  "SpectraLASER 200mm"